    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 3, 1997

                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        VIDEO LOTTERY TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                        81-0470853
        (State or other jurisdiction of                           (IRS Employer
         incorporation or organization)                       Identification Number)

                           2311 SOUTH SEVENTH AVENUE
                             BOZEMAN, MONTANA 59715
                                 (406) 585-6600
   (Address and telephone number of Registrant's principal executive offices)

                         RICHARD M. HADDRILL, PRESIDENT
                        VIDEO LOTTERY TECHNOLOGIES, INC.
                           2311 SOUTH SEVENTH AVENUE
                             BOZEMAN, MONTANA 59715
                                 (406) 585-6600
           (Name, address and telephone number of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

               MICHAEL ROSENZWEIG, ESQ.                            WILLIAM E. WALLACE, JR., ESQ.
                 ROGERS & HARDIN LLP                        KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
      2700 INTERNATIONAL TOWER, PEACHTREE CENTER                          425 PARK AVENUE
              229 PEACHTREE STREET, N.E.                           NEW YORK, NEW YORK 10022-3598
                ATLANTA, GEORGIA 30303                                     (212) 836-8000
                    (404) 522-4700

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                             ---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
                                                             ---------------

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                                             ---------------
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF           AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
   SECURITIES TO BE REGISTERED        REGISTERED(1)         PER SHARE(2)           PRICE(2)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value......      1,688,230              $11.00            $18,570,530           $5,478.31
======================================================================================================================

(1) The Company has granted to the Underwriters a 45-day option to purchase up to 220,204 shares of Common Stock solely to cover over-allotments, if any. See "Plan of Distribution."
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER   , 1997
PROSPECTUS

                                                       [VIDEO TECHNOLOGIES LOGO]
                                1,468,026 SHARES
                        VIDEO LOTTERY TECHNOLOGIES, INC.

                                  COMMON STOCK

                             ---------------------

     This Prospectus relates to 1,468,026 shares of the Common Stock, $.01 par value per share ("Common Stock"), of Video Lottery Technologies, Inc. (the "Company") (such shares of Common Stock and being hereinafter referred to as the "Shares") being offered (the "Offering") on behalf of certain stockholders of the Company (the "Selling Stockholders").

     The Common Stock is quoted on the Nasdaq National Market System ("Nasdaq NMS") under the symbol "VLTS". On December 2, 1997, the closing price of the Common Stock on the Nasdaq NMS was $11 11/16.
                             ---------------------

     SEE "RISK FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ---------------------

NEITHER THE NEVADA STATE GAMING CONTROL BOARD NOR THE GAMING COMMISSION, NOR THE
 MISSISSIPPI GAMING COMMISSION, NOR ANY OTHER GAMING AUTHORITY HAS PASSED UPON
  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE
   SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================================
                             PRICE TO             UNDERWRITING            PROCEEDS TO          PROCEEDS TO SELLING
                              PUBLIC              DISCOUNT(1)            COMPANY(2)(3)             STOCKHOLDERS
---------------------------------------------------------------------------------------------------------------------
Per Share.............           $                     $                       $                        $
------------------------------------------------------------------------------------------------------------------
Total(3)..............           $                     $                       $                        $
==================================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution." The Selling Stockholders have also agreed to reimburse the Underwriters for their fees and expenses in connection with this Offering up to $150,000.
(2) None of the proceeds from the sale of the Shares will be received by the Company (assuming the Underwriters' over-allotment option is not exercised). The Company has agreed to bear certain expenses (other than expenses of the Underwriters and counsel and other advisors to the Selling Stockholders), estimated to be $175,000, in connection with the registration of the Shares. See "Selling Stockholders" and "Plan of Distribution".
(3) The Company has granted to the underwriters named herein (the "Underwriters") a 45-day option to purchase up to 220,204 shares of the Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $        , $        and $        , respectively.
    See "Plan of Distribution".
                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of certificates for the shares of
Common Stock subject to the Offering will be made on or about December   , 1997
through the facilities of The Depository Trust Company or at the offices of Bear Stearns Securities Corp., 1 Metrotech Center No., Brooklyn, New York 11201, as agent for the Underwriters.
                             ---------------------
GERARD KLAUER MATTISON & CO., INC.
                                                   LADENBURG THALMANN & CO. INC.

               THE DATE OF THIS PROSPECTUS IS             , 1997

[ARTWORK:
(1) Inside Front Cover: Graphic of a mercator projection of the world and an image of racing horses overlaid by photographs of the Company's manufacturing facility, Winning Touch(R) gaming machines and on-line lottery systems. Also overlaid on the mercator projection is a picture of a lotto receipt from the Maryland lottery.]

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET SYSTEM OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET SYSTEM IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "PLAN OF DISTRIBUTION".

                                       (i)

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the United States Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected at the public reference facilities of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at the New York Regional Office of the Commission, Seven World Trade Center, Suite 1300, New York, New York 10048, and at the Chicago Regional Office of the Commission, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the registration of the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus or in any document incorporated by reference herein as to the contents of any contract or other documents referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or such other documents, which may be obtained from the Commission as indicated above upon payment of the fees prescribed by the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of such reports, proxy statements and other information filed by the Company, other than exhibits to such documents unless such exhibits are specifically incorporated herein by reference, are available without charge upon written or oral request from the Chief Financial Officer of the Company, 2311 South Seventh Avenue, Bozeman, Montana 59715, Telephone (406) 585-6600.

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          (c) The Company's Current Report on Form 8-K, filed with the Commission on February 7, 1997;

          (d) The Company's Current Report on Form 8-K, filed with the Commission on August 6, 1997;

          (e) The Company's Proxy Statement dated October 15, 1997 related to the Annual Meeting of Stockholders held on November 14, 1997; and

          (f) The description of the Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on June 3, 1991 under
     Section 12(g) of the Exchange Act.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                      (ii)

     Except for the historical information contained herein, the matters discussed in this Prospectus under "Risk Factors," in addition to certain statements contained elsewhere in this Prospectus or in the Company's filings under the Exchange Act, are "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual future results or trends to differ materially from future results or trends expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed in this Prospectus under "Risk Factors" and prospective investors are urged to carefully consider such factors. Updated information will be periodically provided by the Company as required by the Securities Act and the Exchange Act. The Company, however, undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                             ---------------------

                                      (iii)

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the documents incorporated in this Prospectus by reference. Prospective investors should carefully review the matters set forth under "Risk Factors" before making a decision with respect to an investment in the Shares. Unless otherwise indicated herein, all information in this Prospectus assumes the Underwriters' over-allotment option will not be exercised and that no outstanding options or warrants will be exercised. All references in this Prospectus Summary to the term "EBITDA" (as defined) in reference to a business segment exclude any allocation of corporate overhead.

                                  THE COMPANY

     Video Lottery Technologies, Inc. (collectively, with its subsidiaries, the "Company") is a diversified gaming company offering a broad selection of products and services to a variety of customers, including domestic and international lottery agencies, casino gaming companies, racetracks and route operators. The Company is the leading worldwide developer and supplier of video lottery gaming machines and system software and one of the leading developers and suppliers of equipment, software systems and related services for on-line lotteries and pari-mutuel systems. In addition, the Company owns and operates Sunland Park racetrack in New Mexico and intends to open a casino at such facility with 300 gaming machines in approximately mid-1998. For the fiscal year ended December 31, 1996, the Company's total revenue and EBITDA (excluding special and other charges of $34.1 million) were $176.7 million and $27.7 million, respectively, and for the nine month period ended September 30, 1997, the Company's total revenue and EBITDA were $144.6 million and $22.2 million, respectively.

     The Company's subsidiary, Automated Wagering International, Inc. ("AWI"), is the second largest supplier of on-line lottery services and equipment in the United States. AWI designs, manufactures, assembles, installs, operates and maintains on-line, computer-based networks for seven state lotteries in the United States. AWI created the world's first on-line lottery system in 1971. Over the past two and one-half years, AWI's technology has consistently received the highest rating in procurements in which AWI competed to install and operate on-line lottery systems. AWI attributes its recent success to its MasterLink(R) on-line lottery system, which it believes is the most technologically advanced system currently available, and to its ability to install systems quickly and provide products and services which enable its customers to increase revenue and lower operating costs. For the fiscal year ended December 31, 1996, AWI's total revenue and EBITDA (excluding special and other charges of $31.0 million) were $88.8 million and $15.8 million, respectively, and for the nine month period ended September 30, 1997, AWI's total revenue and EBITDA were $71.7 million and $12.7 million, respectively.

     Through its Video Lottery Consultants division ("VLC"), the Company is the leading supplier of video lottery gaming machines and central computer systems with a worldwide market share of approximately 40% for video lottery gaming machines in the markets in which it participates and approximately 57% for central control systems. Video lottery gaming machines enhance revenue for states and other jurisdictions by providing low stakes entertainment gaming. The machines offer video versions of games such as poker, blackjack, bingo, keno, and spinning reel games, and are generally located in age-controlled establishments such as bars, taverns, racetracks and restaurants. Gaming machines in a given jurisdiction are typically linked to a computer network or central control system that provides security, accounting, integrity and other administrative functions. Currently, seven states in the United States, five states in Australia, eight Canadian provinces, Iceland, Norway, Sweden and South Africa have authorized video lottery gaming either on a jurisdiction-wide basis or in certain locations.

     VLC attributes its success in the video lottery market to its superior technology, game design and customer service. The Company's Winning Touch(R) machine was the first gaming machine designed to be played solely by touching the video monitor. Since the introduction of Winning Touch(R) in 1988, VLC has placed over 55,000 Winning Touch(R) machines in video lottery venues worldwide. In 1997, the Company introduced its Winning Touch(R) Power Series(TM) gaming machine which offers superior graphics, sound and animation compared to traditional gaming machines. The Company believes that its Power Series(TM) gaming machines will allow VLC to increase its penetration of the casino markets. To date, the Company has installed over 2,250 Winning Touch(R) gaming machines in over 200 casino properties worldwide. In addition, VLC's Advanced Gaming System, which VLC is marketing to new and existing customers, is the only central control system capable of communicating with both gaming machines and mechanical slot machines. This system is also able to communicate with more machines manufactured by other suppliers than any other control system and will include advanced functionality that will permit progressive games and player tracking. For the fiscal year ended December 31, 1996, VLC's total revenue and EBITDA were $60.2 million and $14.4 million, respectively, and for the nine month period ended September 30, 1997, VLC's total revenue and EBITDA were $51.6 million and $11.8 million, respectively.

     The Company, through its subsidiary United Wagering Systems, Inc. ("UWS" or "United Tote"), is a leading provider of wagering systems, terminals and service to over 120 of approximately 350 pari-mutuel facilities in North America. Pari-mutuel systems control the acceptance of wagers, calculate odds and payout, cash winning tickets and perform assorted management, accounting and reporting functions. Each system consists of central processing computers and peripherals, betting terminals, proprietary software, tote boards and other displays. Excluding Sunland Park, for the fiscal year ended December 31, 1996, UWS's total revenue and EBITDA (excluding special and other charges of $3.1 million) were $20.5 million and $5.1 million, respectively, and for the nine month period ended September 30, 1997, UWS's total revenue and EBITDA were $15.9 million and $3.9 million, respectively.

     UWS also owns and operates Sunland Park, a thoroughbred and quarter-horse racetrack located in Sunland Park, New Mexico, adjacent to El Paso, Texas. The racetrack typically hosts live racing from December through May of each year and participates in an inter-track wagering network with other racetracks for the entire year. The State of New Mexico recently enacted legislation permitting the operation of up to 300 gaming machines at each pari-mutuel racetrack facility within the state for up to twelve hours per day. The implementation of racetrack gaming is, however, subject to formation of a gaming commission and other regulatory conditions, including the grant of necessary licenses. Consequently, the Company anticipates that its casino at Sunland Park will become operational in approximately mid-1998. Two million residents live within a 100-mile radius of Sunland Park, which area includes the cities of El Paso, Texas and Juarez, Mexico. For the fiscal year ended December 31, 1996, Sunland Park's total revenue and EBITDA were $7.2 million and $(0.9) million, respectively, and for the nine month period ended September 30, 1997, Sunland Park's total revenue and EBITDA were $5.4 million and $(0.6) million, respectively.

     The Company is focusing on the following key strategies in order to pursue its growth objectives:

        - Expand Leading Position in Worldwide Video Lottery Gaming Market: The Company believes that new markets such as Ontario and South Africa, and the replacement of older gaming machines and systems in markets such as Australia and North America, will provide significant future growth opportunities for VLC. For the fiscal year ended December 31, 1996 and the nine months ended September 30, 1997, VLC's total revenue from international operations was $20.7 million and $11.7 million, respectively. The Company believes its state-of-the-art technology, the historically high net revenue performance of its gaming machines and its solid reputation among its customers give the Company a competitive advantage in the video lottery gaming market in the foreseeable future.

        - Develop Casino Opportunities at Racetracks: The Company believes that a growing market exists for video lottery gaming at racetracks, which have suffered from declining attendance in recent years due to the proliferation of casino gaming outside of Las Vegas and Atlantic City. To permit the racing industry to become more competitive, some states have enacted legislation that allows video gaming devices at racetracks, a trend that the Company believes will continue. The Company intends to participate in this growth by supplying its gaming machines and systems, partnering with or purchasing racetracks and owning and operating its own facility, Sunland Park. The Company is the only full service supplier of state-of-the-art gaming and pari-mutuel systems and services to racetracks in North America and believes it has a competitive advantage due to its existing United Tote customer relationships in the pari-mutuel industry.

        - Penetrate Casino Markets: The Company intends to leverage the popularity of its Winning Touch(R) gaming machines to increase its market penetration in traditional casino venues. With licenses in virtually all major gaming jurisdictions, VLC is actively marketing its gaming machines in casino markets worldwide as a high performance product for replacing older machines. The Company believes that VLC's new Power Series(TM) gaming machine is capable of producing greater than average coin-in per day and net win per day than traditional gaming machines due to its superior graphics, state-of-the-art sound and playability.

        - Selectively Bid on Domestic On-line Contracts and Aggressively Pursue International On-line Opportunities: On-line lottery contracts for twelve state lotteries will be up for procurement over the next three years. Due to the high cost of procuring new contracts, AWI intends to target those states which it believes will establish a bidding process based exclusively on technical capability, price and service. This strategy allows AWI to efficiently allocate its resources so that it may also pursue international growth opportunities. AWI estimates that approximately 14 jurisdictions worldwide are expected to implement on-line lottery programs within the next two years. In 1997, AWI successfully implemented its MasterLink(R) on-line system for Chile's Loteria de Concepcion, Canada's Atlantic Lottery Corporation ("ALC") and Norway's Norsk Tipping AS. For the fiscal year ended December 31, 1996 and the nine months ended September 30, 1997, AWI's total revenue from international operations was $4.8 million and $7.5 million, respectively.

        - Emphasize Customer Service and Optimize Profitability of On-line and Pari-mutuel Contracts: AWI's sophisticated MasterLink(R) central system affords the Company the ability to develop add-on products and services. Given the maturity of the on-line lottery industry, states are in need of ways to increase lottery ticket sales and reduce costs. AWI expects to develop new products and services every year for its existing customers. New products may include additional games, lower cost terminals or player tracking systems. In addition, AWI continues to focus on reducing service costs. United Tote has successfully upgraded its operations and improved customer service. United Tote has demonstrated that its systems can process the large handles typically found at the larger racetracks such as Churchill Downs. United Tote believes that its emphasis on customer service and ability to design, manufacture and operate pari-mutuel systems that are capable of processing larger handle volumes will enable it to improve its profitability and increase its market share.

     The Company's principal executive offices are located at 2311 South Seventh Avenue, Bozeman, Montana, 59715, and its telephone number is (406) 585-6600. At the most recent annual meeting of stockholders on November 14, 1997, the Company's stockholders approved all of the matters submitted for a vote of the stockholders, including a change of the Company's name to Powerhouse Technologies, Inc. The Company expects to implement this name change in January, 1998, at which time its trading symbol will be "PWRH".

                                  THE OFFERING

Shares to be Sold by the Selling Stockholders...............   1,468,026
Common Stock to be outstanding after this Offering(1)(2)....  10,338,228
NASD Symbol.................................................      "VLTS"

---------------

(1) As of November 30, 1997.
(2) Excludes 1,009,953 shares of Common Stock issuable upon exercise of stock options outstanding at November 30, 1997, of which 577,109 were exercisable at November 30, 1997 and of which an additional 95,770 will be exercisable on or before January 31, 1998.

                             SUMMARY FINANCIAL DATA

     The following summary consolidated financial and operating data of the Company is qualified in its entirety by the more detailed information in the Company's Consolidated Financial Statements, including the related notes, appearing elsewhere in this Prospectus.

                                                                                             NINE MONTHS ENDED
                                                                                               SEPTEMBER 30,
                                                   YEARS ENDED DECEMBER 31,                     (UNAUDITED)
                                     ----------------------------------------------------   -------------------
                                       1992       1993       1994       1995       1996       1996       1997
                                     --------   --------   --------   --------   --------   --------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA
Revenues:
On-line lottery....................  $ 51,552   $115,544   $101,559   $ 91,653   $ 88,843   $ 65,790   $ 71,671
Gaming machine and route
  operations.......................    59,299     59,069     68,571     61,398     60,186     43,560     51,627
Wagering systems and racetrack
  operations(1)....................        --         --     18,652     28,111     27,652     21,534     21,322
                                     --------   --------   --------   --------   --------   --------   --------
         Total revenues............   110,851    174,613    188,782    181,162    176,681    130,884    144,620
Costs and Expenses:
On-line lottery....................    32,757     67,985     62,397     59,438     59,333     42,596     48,244
Gaming machine and route
  operations.......................    37,219     35,074     39,815     35,992     32,911     23,283     28,790
Wagering systems and racetrack
  operations.......................        --         --     13,992     22,286     20,104     15,408     15,300
Selling, general and
  administrative...................    15,873     30,362     34,000     31,139     28,697     21,618     22,983
Research and development...........     2,570      6,629      8,513      8,888      7,969      5,062      7,122
Other charges(2)...................        --         --     23,994      2,763     34,135     12,935         --
Depreciation and amortization......    10,351     18,033     20,694     22,587     23,822     17,315     16,943
                                     --------   --------   --------   --------   --------   --------   --------
         Total costs and
           expenses................    98,770    158,083    203,405    183,093    206,971    138,217    139,382
                                     --------   --------   --------   --------   --------   --------   --------
Earnings (loss) from operations....  $ 12,081   $ 16,530   $(14,623)  $ (1,931)  $(30,290)  $ (7,333)  $  5,238
Net earnings (loss) from continuing
  operations.......................  $  8,349   $  4,346   $(16,168)  $ (2,918)  $(24,231)  $ (8,295)  $  1,374
Net earnings (loss)................  $  8,349   $  4,346   $(16,168)  $ (8,400)  $(14,735)  $  1,201   $ 14,643
Net Earnings (loss) per share from
  continuing operations............  $   0.74   $   0.35   $  (1.54)  $  (0.28)  $  (2.27)  $  (0.66)  $   0.13
Net earnings (loss) per share......      0.74       0.35      (1.54)     (0.79)     (1.38)      0.10       1.41
Weighted average shares(3).........    11,316     12,312     10,507     10,608     10,699     12,598     10,406
OTHER DATA
Adjusted EBITDA(4).................  $ 22,432   $ 34,563   $ 30,065   $ 23,419   $ 27,667   $ 22,917   $ 22,181
BALANCE SHEET DATA
Working capital....................  $ 25,111   $ 51,458   $ 23,344   $ 19,987   $ 28,084   $ (5,364)  $ 29,704
Total assets.......................   150,029    139,513    174,032    165,851    168,043    185,550    162,648
Total long-term debt(5)
  (excluding current
  installments)....................     3,006        855      9,060     12,885      9,312     12,315     32,028
Stockholders' equity...............  $103,435   $108,215   $ 94,112   $ 86,448   $ 72,231   $ 87,766   $ 78,107

---------------

(1) Wagering systems and racetrack operations revenue and costs since May 3, 1994. See Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 1996.
(2) In 1996, the Company recorded approximately $34.1 million of special charges consisting of approximately $18.0 million for inventory write-downs primarily related to the on-line lottery segment, $8.4 million associated with on-line lottery customer disputes and contract liabilities, $4.6 million for impairment of intangible and other assets for an on-line lottery contract and $3.1 million related to the wagering systems segment. In 1995, the Company recorded approximately $2.8 million of special and other unusual charges associated with exit costs and charges and asset impairments related to five contracts. In 1994, the Company recorded approximately $24.0 million of special and other unusual charges consisting of $6.7 million related to inventory and international contract investments and $17.3 million for impairment of the goodwill attributable to the acquisition of UWS.

(3) Common stock equivalents are excluded if antidilutive.
(4) Adjusted EBITDA consists of income from operations plus depreciation and amortization plus the special or other charges described in Footnote 2. Adjusted EBITDA should not be construed as an alternative to net income or any other measure of the Company's performance under generally accepted accounting principles or to cash flows generated by operating, investing and financing activities as an indicator of the Company's cash flows or a measure of its liquidity. Management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under generally accepted accounting principles and is a conventionally used financial indicator.
(5) On January 30, 1997, the Company and Electronic Data Systems Corporation ("EDS") reached an agreement to settle certain outstanding claims against each other. The agreement, among other things, provided for the extinguishment of outstanding fees of approximately $38.0 million in exchange for a note payable of approximately $26.1 million which amortizes between 1999 and 2004 and the return to the Company of approximately 2.5 million of the Company's preferred and common shares. The settlement resulted in an extraordinary gain of $13.3 million. See Footnote 16 to the Consolidated Financial Statements for the fiscal year ended December 31, 1996.

                                  RISK FACTORS

     An investment in the Shares involves various risks. Prospective investors are urged to carefully consider each of the following risks, in conjunction with the other information contained in this Prospectus, before purchasing the Shares in the Offering.

RISKS OF NEW AND EXPANDING BUSINESSES

     The Company is actively seeking to expand its video and on-line lottery and gaming operations into jurisdictions that have legalized or are expected to legalize gaming in the future. There can be no assurance, however, that the Company will be able to identify or capitalize on any opportunities in suitable markets. The Company's ability to expand will be dependent upon a number of factors, many of which are beyond the Company's control, including negotiating acceptable terms, securing required state, foreign, and local licenses, permits, and approvals, securing adequate financing on acceptable terms, voter and other political approvals, demographic trends, and consumers' gaming preferences. As a result, there can be no assurance that the Company will be able to develop new markets for its products. See "Business -- Contracts." In addition, the Company may incur costs in connection with pursuing new video and on-line lottery and gaming opportunities that it cannot recover and may be required to expense certain of these costs, which may negatively affect the Company's reported operating performance for the periods during which such costs are expensed.

     On March 21, 1997, the New Mexico legislature voted to allow casino gaming at pari-mutuel racetracks in New Mexico, including the Company's racetrack at Sunland Park, New Mexico. Under this recently enacted legislation, the Company will be permitted to operate up to 300 gaming machines at its Sunland Park racetrack for up to twelve hours per day. The Company does not anticipate that casino gaming at Sunland Park will be operational until approximately mid-1998. The implementation of racetrack gaming is, however, subject to formation of a gaming commission, equipment procurements and other regulatory conditions, including the grant of necessary licenses. There can be no assurance that the Company will be able to satisfy the regulatory conditions or be granted the necessary licenses or that the necessary implementation can be completed on schedule. Further, casino gaming at racetracks is a new business for the Company, and the Company has never before owned or operated a casino. No assurance, therefore, can be given that the Company's gaming operations at Sunland Park will be profitable to the Company.

COMPETITION

     On-line Lottery. The on-line lottery market in the United States is mature and highly competitive. AWI's principal competitor in the on-line lottery business, GTECH, is significantly larger, having supplied lottery systems to 29 of the 38 United States on-line lottery jurisdictions. Management believes that GTECH's resources significantly exceed those of the Company's. Expansion of the business of the Company's AWI subsidiary in the United States will largely depend on its ability to (i) obtain new contracts in jurisdictions where a competitor currently operates the lottery, (ii) obtain contracts from states, if any, that commence lottery operations in the future, and (iii) retain the lottery contracts that are currently effective. On-line lottery contracts are awarded through competitive bidding, both at commencement of lottery operations and on expiration of existing contracts. AWI has in the past lost certain contracts when submitted for rebid or been unsuccessful in obtaining certain contracts previously held by competitors. AWI currently supplies on-line lottery services to seven states and provides services to Norsk Tipping AS in Norway, ALC in Canada and Sonda, S.A. in Chile.

     Established on-line lotteries recently have also experienced a decline in growth rates or, in some cases, a leveling or decrease of annual ticket sales due, among other reasons, to the maturation of existing lottery games and general economic conditions, as well as to the growth of land-based, river boat and Native American-owned casinos, which compete indirectly with on-line lotteries. The level of on-line lottery ticket sales may also be affected by the growth of instant-ticket lottery games, which also compete with on-line lotteries. Since the Company derives substantial revenues from domestic sales of lottery tickets, the loss or nonrenewal of lottery contracts or decreased revenues from such contracts due to decreased lottery ticket sales could have a material adverse effect on the Company's business and financial condition.

     Gaming Machine and Route Operations. The market for gaming machines, related software and central control systems is extremely competitive, and there are a number of established, well-financed and well-known companies producing machines that compete with each of the product lines of the Company's VLC subsidiary. Management believes that some of these competitors have greater capital resources than the Company. In addition, other companies may enter the video gaming market. Competition among gaming product manufacturers, particularly with respect to sales of video gaming into new and emerging markets, is based on competitive customer pricing and financing terms, appeal to the player, quality of the product and having an extensive distribution and sales network.

     Wagering Systems and Racetrack Operations. Pari-mutuel wagering and simulcasting in North America is also a highly competitive industry. The Company's principal competitors in this segment are Autotote Corporation ("Autotote"), AmTote International, Inc. ("AmTote") and, at some facilities, a limited number of other smaller, local and regional companies. Competition outside of North America is more fragmented, with competition being provided by several international and regional companies. No single company maintains a dominant market position internationally, although certain companies possess regional strengths. There can be no assurance that the Company will maintain or improve its position in light of such competition.

     The Company's Sunland Park racetrack competes in local and regional markets with horse tracks, off-track betting, state-run lotteries, casinos and other gaming facilities. Management believes that some of these competitors have resources that exceed those of the Company. There can be no assurance that the Company will maintain or improve its competitive position in the pari-mutuel wagering industry in light of such competition.

     In addition, once the Company implements its gaming operations at Sunland Park, the Company's gaming operations will face competition from other casino gaming venues in New Mexico, neighboring states and the rest of the United States. Venues in Nevada, Mississippi and New Jersey, among others, currently offer video gaming and mechanical slot machines. The failure to attract or retain casino gaming customers at the Sunland Park racetrack, whether arising from such competition or from other factors, could have a material adverse effect upon the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

     Most of the jurisdictions in which the Company and its subsidiaries conduct business or intend to conduct business in the future require various licenses, permits, findings of suitability or other approvals (collectively, "Government Approvals") in connection with the manufacture and/or distribution of gaming devices or provision of goods or services to the on-line lottery and racing industries. Some jurisdictions allow the Company to operate under a temporary Government Approval or on a transactional basis during the pendency of a comprehensive background investigation. While the Company has received a Government Approval in all of the jurisdictions in which the Company's applications have been acted upon (including Victoria, Australia and Quebec, Canada, in which the Company's applications were initially denied and then subsequently granted), there can be no assurance that required Government Approvals will be given or renewed in the future. The failure of the Company to obtain or maintain a Government Approval may have a material adverse effect on the Company and any such failure in one jurisdiction may result in failures in other jurisdictions, including those in which the Company has already received Government Approval. Although the Company does not believe there is any basis for a failure to obtain or maintain Government Approval, there can be no assurance that all material Government Approvals will be obtained or maintained.

     On-line Lottery. Each of the Company's on-line lottery contracts is a product of state legislative initiative to create a lottery. Currently, 38 states have enacted legislation expressly providing for the creation of a state lottery, including the seven states in which the Company currently operates. This legislation generally authorizes the creation of the lottery as well as a separate fund into which proceeds from the sale of lottery tickets are to be deposited. The lottery fund is then used to disburse proceeds in connection with winning tickets, to subsidize or fund certain special interests of the state (such as educational or youth programs) and to pay costs incurred in operating the lottery. While the continued funding of the expenses in running each lottery (including payments due under each of the lottery contracts) is not based upon funding from the respective state treasuries but rather upon lottery ticket sales, the existence of the lottery is subject to continued legislative authorization.

     Gaming Machine and Route Operations. The manufacture, distribution and operation of gaming machines, related software and central control systems are subject to extensive federal, provincial, state and local regulation, including licensing requirements. The Company and its key personnel are required to hold various licenses from each jurisdiction in which the Company does business. In addition, each of the Company's proprietary games must be approved in each jurisdiction in which it is placed. Obtaining required licenses and approvals can be time consuming and costly and there can be no assurance that any game will be successfully approved in any jurisdiction. The failure of the Company or any of its key personnel to obtain or retain a license in any jurisdiction could have a material adverse effect on the Company or on the ability of the Company and its key personnel to obtain or retain required licenses in other jurisdictions. The Company cannot predict the nature of the regulatory scheme in any jurisdiction that may authorize video gaming operations in the future. Any such regulatory scheme may be burdensome to the Company, its key personnel and its stockholders, including, possibly, requirements that the Company cannot satisfy or limitations on the percentage of the Common Stock that a person may hold without having to be approved by regulatory authorities.

     United Wagering Systems, Inc. The Company's pari-mutuel wagering segment is also subject to extensive state regulatory and licensing requirements similar to the Company's on-line lottery and video gaming machine subsidiaries.

     Racetrack Operations. The Company's Sunland Park operations are also subject to extensive state and local regulation and taxation in New Mexico, and any future wagering or racetrack activities in other jurisdictions may be similarly regulated and taxed. State and local authorities require various licenses, permits, and approvals to be held by the Company, and these authorities may, among other things, revoke the license of any entity licensed as a gaming corporation, the registration of any entity registered as a holding company of a gaming corporation, or the license of any individual licensed as an officer, director, control person, employee or stockholder of a licensed or registered entity. Gaming licenses and related approvals are deemed to be privileges under New Mexico law and the laws of other jurisdictions, and no assurances can be given that existing licenses will not be revoked. Regulatory changes or increases in applicable taxes or fees in New Mexico or the laws of other jurisdictions in which the Company may operate could have a material adverse effect on the Company. In addition, there can be no assurance that regulations adopted or taxes imposed by New Mexico or other jurisdictions will not have a material adverse effect on the Company.

PRODUCT DEVELOPMENT

     The future success of the Company depends to a large extent upon its ability to design, manufacture and market technologically sophisticated products that achieve high levels of player acceptance. The Company's business is characterized by rapidly changing technology and frequent new product introductions and enhancements. The development of a successful new product or product design by a competitor could adversely affect sales of the Company's products and force it to respond quickly with its own competing products. There can be no assurance that the Company will be successful in identifying, developing and marketing new products or enhancing its existing products. The Company's business will be adversely affected if the Company experiences delays in developing new products or enhancements or if such products or enhancements do not meet and receive all regulatory approvals and/or gain customer acceptance.

OPERATING HISTORY

     The Company incurred net losses for each of its fiscal years ended December 31, 1994, 1995 and 1996, respectively. For the first nine months of fiscal year 1997, the Company reported net earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." There can be no assurance that the Company will be profitable in the future.

NEED FOR ADDITIONAL FINANCING

     Whether the Company can execute its business strategy depends to a significant degree on its ability to finance the development, marketing and production of its products. There can be no assurance that funds will be available to implement the Company's business strategy on terms acceptable to the Company.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have fluctuated in the past, and may fluctuate significantly in the future, due to a number of factors, including, among others, the implementation, expiration and size of on-line lottery contracts and gaming machine orders, the timing and market acceptance of new products introduced by the Company, changes in the level of operating expenses, technological advances and new product introductions by the Company's competitors, competitive conditions in the industry, regulatory approval, the seasonality of the on-line lottery, wagering systems and racetrack operations and general economic conditions. Product development and marketing costs are often incurred in periods before any revenues are recognized from the sales of products, and gross margins are lower and operating expenses are higher during periods in which such product development expenses are incurred and marketing efforts are commenced. Also, the amount of revenues received by the Company under its on-line lottery contracts is affected by a variety of factors, including the size of the jackpots, weather and other factors unrelated to the Company's performance under such lottery contracts. At its current stage of operations, the Company's quarterly revenues and results of operations may be materially affected by the receipt or loss of any one on-line lottery contract or gaming machine order and by the timing of the delivery, installation and regulatory approval of any lottery or gaming system. The Company believes that period to period financial results may not be comparable and should not be relied upon as indications of future performance. Also, fluctuations in operating results may result in volatility in the price of the Company's Common Stock.

DEPENDENCE ON KEY CUSTOMERS

     Historically, the Company has generated a significant amount of gaming machine and route operation revenues from customers in certain jurisdictions with video lottery programs. Revenue from gaming machine sales is subject to potentially significant fluctuations due to the timing of orders from new jurisdictions, timing of replacement orders or expansion or contraction of gaming in jurisdictions in which the Company operates. A significant amount of the Company's on-line lottery revenues are derived from contracts ranging from one to five years with varying options for extensions and renewals from seven individual states. For the year ended December 31, 1996 revenues from customers in three jurisdictions individually accounted for revenues in excess of 10% of the Company's consolidated revenues, specifically: Florida Lottery ($30.2 million), Pennsylvania Lottery ($23.2 million) and various activities in Montana ($19.7 million). Loss of any significant current customers, or an inability to further expand its customer base would adversely affect the Company.

CERTAIN ASPECTS OF THE ON-LINE LOTTERY CONTRACTS

     Each of the Company's on-line lottery contracts is terminable by each of the state lotteries for cause, and the lottery contracts with respect to the States of Delaware, Maryland, Minnesota, Montana, Pennsylvania and South Dakota may be terminated by the state lotteries for their convenience, when it is in their best interest or without cause.

     The Company's on-line lottery contracts also generally contain demanding implementation schedules and performance schedules. Failure to perform under such contracts may result in substantial monetary liquidated damages, as well as contract termination. Although the imposition of actual liquidated damages is generally subject to negotiation, such provisions present an ongoing potential for substantial expense. Damages, if assessed, are usually due within 30 days or may be deducted from revenues otherwise earned from the lottery. Failure to repair machines within a specified time period may also result in damages. In addition, on-line lottery contracts may require the Company to post a performance bond, which in some cases may be substantial, securing the Company's performance under such contracts.

AWARD PROTESTS

     The on-line lottery business is highly competitive and it is not unusual in the United States for unsuccessful vendors to challenge contract awards. AWI has been selected for the award of a new five-year contract to continue operating Florida's lottery system. A competitor of the Company has unsuccessfully protested the award and has filed an appeal. The Florida lottery accounted for 34% of AWI's total revenue during 1996. There can be no assurance that the award to AWI in Florida will be upheld or that AWI will be able to negotiate a new five-year contract with the Florida lottery.

ADVERSE LEGISLATIVE CHANGES

     The lottery, video gaming, wagering and racetrack industries are subject to extensive regulatory constraints. Legislative changes are usually required prior to establishment of any new markets for lottery, gaming or wagering products or services. Similarly, adverse legislative changes, whether as a result of political or public attitudes toward lottery, gaming or wagering can quickly close parts or all of existing markets for the Company's products or services or result in unusual contract changes. The Company cannot predict the speed and direction of future legislative actions in jurisdictions where the Company is selling products or services or contemplating the sale of products or services.

INTERNATIONAL SALES

     The Company believes its future growth will depend in large part on its ability to generate international sales. There can be no assurance, however, that the Company will be successful in generating international sales of its products. Sales to customers in foreign countries may be subject to a number of risks, including the risks that agreements may be difficult or impossible to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; or foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes or exchange controls, or adopt other restrictions on foreign trade. In addition, the laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The Company may also be exposed to increased foreign currency risk and fluctuations in exchange rates could affect demand for the Company's services. Failure of the Company's efforts to compete successfully or to expand the distribution of its products in international markets could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company will be dependent, to a significant extent, upon the continued services of a relatively small group of executive personnel. The loss or unavailability of one or more of such executive officers or the inability to attract or retain key employees in the future could have an adverse effect upon the Company's operations.

ABILITY TO ISSUE PREFERRED SHARES WITHOUT STOCKHOLDER APPROVAL

     The Company's authorized capital consists of 35,000,000 shares of capital stock. The Board of Directors, without any action by the Company's stockholders, is authorized to designate and issue up to 10,000,000 shares of preferred stock in such classes or series as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. Other than shares of the treasury preferred stock pledged to secure certain indebtedness, no other class of preferred stock is currently designated and there is no current plan to designate or issue any such securities. If additional preferred stock was issued, the rights of holders of preferred stock would be superior to the rights granted to the holders of the Common Stock. Further, the ability of the Board of Directors to designate and issue such shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of Common Stock.

ABSENCE OF DIVIDENDS

     The Company has not paid any dividends on the Common Stock since its inception and does not anticipate paying any dividends in the foreseeable future. Earnings of the Company, if any, are expected to be used to finance the development and expansion of the Company's business. Any future decision with respect to dividends will depend on future earnings, future capital needs and the Company's operating and financial condition, among other factors.

OWNERSHIP LIMITATIONS ON SECURITIES OF THE COMPANY

     Gaming authorities in one or more jurisdictions (the "Gaming Authorities") may, at their discretion, require the holder of any security of the Company, such as the Common Stock, to file applications, be investigated and be found suitable to own such security of the Company. If a record or beneficial owner of the Common Stock is required by a Gaming Authority to be found suitable, such owner will be required to apply for a finding of suitability by such Gaming Authority. As a general matter, assuming a passive investment intent, only owners of specified percentages of the Company's voting securities are required to be found suitable, absent unusual circumstances, which percentage is typically 5% or above of any class of such securities. The applicant for a finding of suitability generally must pay all costs of the investigation for such finding of suitability, provide an initial deposit as determined by the Gaming Authority to pay the anticipated costs and charges incurred in the investigation and deposit such additional sums as are required by the Gaming Authority to pay final costs and charges. If a Gaming Authority determines that a holder is unsuitable to own the Common Stock or to have any other relationship with the Company, then the Company can be sanctioned, including the loss of its approvals, if without the prior approval of the Gaming Authorities, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever;
(ii) recognizes any voting right by such person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction; or (v) fails to pursue all lawful efforts to require such person to relinquish his voting securities including, if necessary, the immediate purchase of such voting securities for cash at fair market value.

     Any person who fails or refuses to apply for a finding of suitability within the period of time required or prescribed by a Gaming Authority may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any holder of the Shares found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Shares beyond such period of time prescribed by a Gaming Authority may be guilty of a criminal offense.

CERTAIN ANTITAKEOVER EFFECTS

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, with certain exceptions, imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Common Stock. These restrictions may make the acquisition of control of the Company without the approval of the Company's Board of Directors more difficult.

                                USE OF PROCEEDS

     The Selling Stockholders will receive all of the net proceeds from the sale of the Shares. If the Underwriters elect to exercise the over-allotment option, the net proceeds to the Company from the Offering are estimated to be approximately $2.2 million, assuming an offering price of $11 11/16 per share and after deducting the estimated underwriting discounts and commissions and the estimated expenses of the Offering payable by the Company. The Company intends to segregate the net proceeds to it from the Offering in a separate account and use such net proceeds for (i) the costs of the Offering, (ii) the development of the Sunland Park racetrack, and (iii) on-line lottery operations.

                          PRICE RANGE OF COMMON STOCK

     The principal United States market on which the Common Stock is traded is the Nasdaq NMS where it is traded under the symbol "VLTS."

     The following table sets forth on a per share basis the high and low trading prices of the Common Stock for the fiscal quarters indicated, as reported on the Nasdaq NMS.

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              ------------------
YEAR ENDED DECEMBER 31, 1995                                   HIGH        LOW
----------------------------                                  -------    -------
1st Quarter.................................................  $ 9 7/8    $ 7 1/8
2nd Quarter.................................................  $ 9 5/8    $ 5 1/2
3rd Quarter.................................................  $ 7 1/4    $ 4 47/64
4th Quarter.................................................  $ 6 1/2    $ 3 1/2

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              ------------------
YEAR ENDED DECEMBER 31, 1996                                   HIGH        LOW
----------------------------                                  -------    -------
1st Quarter.................................................  $ 7 3/8    $ 4 3/8
2nd Quarter.................................................  $ 6 7/8    $ 3 3/4
3rd Quarter.................................................  $ 4 3/4    $ 2 7/8
4th Quarter.................................................  $ 5 3/4    $ 3

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              ------------------
YEAR ENDED DECEMBER 31, 1997                                   HIGH        LOW
----------------------------                                  -------    -------
1st Quarter.................................................  $ 4 7/8    $ 3 1/4
2nd Quarter.................................................  $ 6 1/4    $ 3 1/2
3rd Quarter.................................................  $11 3/8    $ 5 15/16
4th Quarter (through December 2, 1997)......................  $12 3/4    $ 8 3/4

     The closing price of the Common Stock on the Nasdaq NMS as of a recent date is set forth on the cover page of this Prospectus. As of December 1, 1997, there were approximately 542 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not plan to do so in the foreseeable future. The current policy of the Company's Board of Directors is to reinvest earnings in the operation and expansion of the Company's business. Further, the Company is a holding company and the operations of the Company are conducted through its subsidiaries. Accordingly, the ability of the Company to pay dividends on its Common Stock is dependent on the earnings and cash flow of its subsidiaries and the availability of such cash flow to the Company. In addition, certain covenants in the Company's loan agreements restrict the Company's ability to declare or pay dividends.

                            SELECTED FINANCIAL DATA

     The selected data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1996 are derived from the consolidated financial statements of the Company and its subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, and the report thereon, are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996. The selected data presented below for the nine months ended September 30, 1997 are derived from the financial statements of the Company and its subsidiaries as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, which are unaudited. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                NINE MONTHS
                                                                                                   ENDED
                                                                                               SEPTEMBER 30,
                                                   YEARS ENDED DECEMBER 31,                     (UNAUDITED)
                                     ----------------------------------------------------   -------------------
                                       1992       1993       1994       1995       1996       1996       1997
                                     --------   --------   --------   --------   --------   --------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA
Revenues:
On-line lottery....................  $ 51,552   $115,544   $101,559   $ 91,653   $ 88,843   $ 65,790   $ 71,671
Gaming machine and route
  operations.......................    59,299     59,069     68,571     61,398     60,186     43,560     51,627
Wagering systems and racetrack
  operations(1)....................        --         --     18,652     28,111     27,652     21,534     21,322
                                     --------   --------   --------   --------   --------   --------   --------
         Total revenues............   110,851    174,613    188,782    181,162    176,681    130,884    144,620
Costs and Expenses:
On-line lottery....................    32,757     67,985     62,397     59,438     59,333     42,596     48,244
Gaming machine and route
  operations.......................    37,219     35,074     39,815     35,992     32,911     23,283     28,790
Wagering systems and racetrack
  operations.......................        --         --     13,992     22,286     20,104     15,408     15,300
Selling, general and
  administrative...................    15,873     30,362     34,000     31,139     28,697     21,618     22,983
Research and development...........     2,570      6,629      8,513      8,888      7,969      5,062      7,122
Other charges(2)...................        --         --     23,994      2,763     34,135     12,935         --
Depreciation and amortization......    10,351     18,033     20,694     22,587     23,822     17,315     16,943
                                     --------   --------   --------   --------   --------   --------   --------
         Total costs and
           expenses................    98,770    158,083    203,405    183,093    206,971    138,217    139,382
                                     --------   --------   --------   --------   --------   --------   --------
Earnings (loss) from operations....    12,081     16,530    (14,623)    (1,931)   (30,290)    (7,333)     5,238
Other income (expense).............       258     (9,032)      (242)    (1,833)    (2,694)    (2,160)    (2,269)
Income tax benefit (expense).......    (3,990)    (3,152)    (1,303)       846      8,753      1,198     (1,595)
                                     --------   --------   --------   --------   --------   --------   --------
Net earnings (loss) from continuing
  operations.......................     8,349      4,346    (16,168)    (2,918)   (24,231)    (8,295)     1,374
Discontinued operations(1).........        --         --         --     (5,482)     5,482      5,482         --
Extraordinary gain, net............        --         --         --         --      4,014      4,014     13,269
                                     --------   --------   --------   --------   --------   --------   --------
         Net earnings (loss).......  $  8,349   $  4,346   $(16,168)  $ (8,400)  $(14,735)  $  1,201   $ 14,643
Net earnings (loss) per share:
From continuing operations.........  $   0.74   $   0.35   $  (1.54)  $  (0.28)  $  (2.27)  $  (0.66)  $   0.13
From discontinued operations.......        --         --         --      (0.51)      0.51       0.44         --
From extraordinary item............        --         --         --         --       0.38       0.32       1.28
                                     --------   --------   --------   --------   --------   --------   --------
         Net earnings (loss) per
           share...................  $   0.74   $   0.35   $  (1.54)  $  (0.79)  $  (1.38)  $   0.10   $   1.41
                                     ========   ========   ========   ========   ========   ========   ========
Weighted average shares(3).........    11,316     12,312     10,507     10,608     10,699     12,598     10,406
OTHER DATA
  Adjusted EBITDA(4)...............  $ 22,432   $ 34,563   $ 30,065   $ 23,419   $ 27,667   $ 22,917   $ 22,181
BALANCE SHEET DATA
Working capital....................  $ 25,111   $ 51,458   $ 23,344   $ 19,987   $ 28,084   $ (5,364)  $ 29,704
Total assets.......................   150,029    139,513    174,032    165,851    168,043    185,550    162,648
Total long-term debt(5)
  (excluding current
  installments)....................     3,006        855      9,060     12,885      9,312     12,315     32,028
Stockholders' equity...............  $103,435   $108,215   $ 94,112   $ 86,448   $ 72,231   $ 87,766   $ 78,107

---------------

(1) Wagering systems and racetrack operations revenue and costs since May 3, 1994. See Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 1996.
(2) In 1996, the Company recorded approximately $34.1 million of special charges consisting of approximately $18.0 million for inventory write-downs primarily related to the on-line lottery segment, $8.4 million associated with on-line lottery customer disputes and contract liabilities, $4.6 million for impairment of intangible and other assets for an on-line lottery contract and $3.1 million related to the wagering systems segment. In 1995, the Company recorded approximately $2.8 million of special and other unusual charges associated with exit costs and charges and asset impairments related to five contracts. In 1994, the Company recorded approximately $24.0 million of special and other unusual charges consisting of $6.7 million related to inventory and international contract investments and $17.3 million for impairment of the goodwill attributable to the acquisition of UWS.
(3) Common stock equivalents are excluded if antidilutive.
(4) Adjusted EBITDA consists of income from operations plus depreciation and amortization plus the special or other charges described in footnote 2. Adjusted EBITDA should not be construed as an alternative to net income or any other measure of the Company's performance under generally accepted accounting principles or to cash flows generated by operating, investing and financing activities as an indicator of the Company's cash flows or a measure of its liquidity. Management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under generally accepted accounting principles and is a conventionally used financial indicator.
(5) On January 30, 1997, EDS reached an agreement to settle certain outstanding claims against each other. The agreement, among other things, provided for the extinguishment of outstanding fees of approximately $38.0 million in exchange for a note payable of approximately $26.1 million which amortizes between 1999 and 2004 and the return to the Company of approximately 2.5 million of the Company's preferred and common shares. The settlement resulted in an extraordinary gain of $13.3 million. See Footnote 16 to the Consolidated Financial Statements for the fiscal year ended December 31, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    OVERVIEW

     The following table presents for the years indicated, the percentage of revenues represented by certain operational data, as well as the percentage change in such items.

                                                       PERCENTAGE (%) OF TOTAL
                                                               REVENUES
                                                      --------------------------     NINE MONTHS
                                                       YEARS ENDED DECEMBER 31,         ENDED
                                                      --------------------------    -------------
                                                       1994      1995      1996     1996    1997
                                                      ------    ------    ------    -----   -----
REVENUES:
On-line lottery.....................................    53.8%     50.6%     50.2%    50.3%   49.6%
Gaming machine and route operations.................    36.3      33.9      34.0     33.3    35.7
Wagering systems and racetrack operations...........     9.9      15.5      15.8     16.4    14.7
                                                       -----     -----     -----    -----   -----
          Total revenue.............................   100.0     100.0     100.0    100.0   100.0
COSTS AND EXPENSES:
On-line lottery.....................................    33.1      32.8      33.6     32.5    33.4
Gaming machine and route operations.................    21.1      19.9      18.6     17.8    19.9
Wagering systems and racetrack operations...........     7.3      12.3      11.4     11.8    10.6
Selling, general and administrative.................    18.0      17.1      16.2     16.5    15.9
Research and development............................     4.5       4.9       4.5      3.9     4.9
Other charges.......................................    12.7       1.5      19.3      9.9      --
Depreciation and amortization.......................    11.0      12.5      13.5     13.2    11.7
                                                       -----     -----     -----    -----   -----
          Total costs and expenses..................   107.7     101.0     117.1    105.6    96.4
                                                       -----     -----     -----    -----   -----
Loss from operations................................    (7.7)     (1.0)    (17.1)    (5.6)    3.6
Other (expense) income, net.........................    (0.1)     (1.0)     (1.5)    (1.7)   (1.5)
                                                       -----     -----     -----    -----   -----
Net earnings (loss) before income taxes,
  discontinued operations and extraordinary items...    (7.8)%    (2.0)%   (18.6)%   (6.3)%   1.0%
                                                       =====     =====     =====    =====   =====

     Wagering systems and racetrack operations revenue and costs relate to a subsidiary which was acquired by the Company on May 3, 1994. Consequently, certain percentages from 1994 are not comparable to 1995 and 1996.

     Revenue from the on-line lottery segment consists primarily of a contractual percentage of lottery ticket sales in states in which the Company operated as well as revenue from on-line lottery equipment sales. The segment revenue will experience fluctuations depending on contract start and end dates and relative sizes of jackpots and the number of terminals on-line and selling tickets in the states in which the Company operates. The Company expects on-line lottery services revenue to continue to be a significant component of total revenues. On-line lottery revenue is generated by the Company's AWI subsidiary.

     Revenue from the gaming machine and route operations segment consists of sales and lease of gaming machines, sales of parts, central control system hardware and software, service of terminals, license fees, and from the operation of gaming machine routes. Route operations revenue consists primarily of gaming machine wagers net of pay-outs to patrons and state gaming taxes. Revenue from gaming machine sales is subject to potentially significant fluctuations. When and if new jurisdictions approve legislation for video lottery gaming operations or forms of casino gaming, and if the Company is awarded a contract in any such jurisdictions, the segment may experience a surge in sales revenue that may or may not decline dramatically depending on the jurisdiction and gaming venue. The Company expects video lottery and route operations revenue to continue to be a major component of total revenues. Gaming machine revenue is primarily generated by the Company's VLC subsidiary.

     Revenue from wagering systems and racetrack operations is generated primarily from a contractual percentage of handle processed through computerized pari-mutuel wagering systems from over 120 contracts in North America, international sales and lease of pari-mutuel wagering systems, and ownership and operation of a racetrack in Sunland Park, New Mexico. While on-track attendance and handle from pari-mutuel wagering in the United States has markedly decreased over the last decade as jurisdictions have legalized other forms of gaming, there has also been a substantial increase in simulcast and off-track wagering handle during the same period. Due to the significant increase of alternate forms of gaming during the last several years, there can be no assurance that such historical patterns will remain the same in the future, nor can the Company predict the magnitude of any resulting net economic effects on this segment of its business. The Company expects wagering systems and racetrack operations revenue to be a significant component of total revenues.

     Gross profit for each segment is herein defined as revenues for that segment less the corresponding costs and expenses (excluding depreciation and amortization expense and any special or other charges). Costs and expenses related to on-line lottery revenue include all direct costs and allocated indirect costs involved in operating the on-line lottery equipment in each jurisdiction in which the Company has a contract as well as costs of equipment sales, inclusive of materials, labor and allocated manufacturing overhead. Costs and expenses related to gaming machine revenue include direct costs of production, including labor, and allocated manufacturing overhead. Costs and expenses related to route operations include the locations owners' share of the net machine revenues. Costs and expenses related to wagering systems operations include direct and allocated indirect costs associated with the operation of totalisator equipment at the racetracks at which the Company has a contract as well as direct costs of equipment sales.

     Selling, general and administrative ("SG&A") expenses consist of labor costs, professional fees, repairs and maintenance expense, promotion and advertising costs, occupancy and other costs, other than those included in costs and expenses applicable to the determination of gross profit as defined above or research and development as discussed below.

     Research and development costs represent costs incurred to gain and develop new knowledge applicable to the Company's various gaming systems inclusive of software and hardware technology. Included in the costs are labor, material, consulting, occupancy and other expenses associated with the research and development efforts. Development costs are capitalized in accordance with Statement of Financial Accounting Standards Board Statement No. 86 for certain software developed for sale or lease.

     Other charges include special and unusual charges recorded by the Company for restructurings, asset valuation impairments, liquidated damage assessments and other contract losses that are considered by the Company to be non-recurring operating expenses not specifically attributable to normal individual segment revenues.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH 1996

     Consolidated revenues increased by $13.7 million, or 10%, to $144.6 million from $130.9 million in the first nine months of 1996. The overall gross profit increased by $2.7 million, or 5%, to $52.3 million from $49.6 million in the nine months ended September 30, 1996. The Company had net earnings before extraordinary items of $1.4 million in the first nine months of 1997 as compared to a net loss of $8.3 million in the first nine months of 1996. Included in the first nine months of the 1996 results of operations were special, pre-tax charges of $12.9 million related to the on-line lottery segment. Excluding the special charges, net of estimated tax benefits, and extraordinary items, the first nine months of 1996 would have reflected a net loss of approximately $0.5 million.

                                ON-LINE LOTTERY

     Total revenues from the on-line lottery segment increased by $5.9 million, or 9%, to $71.7 million in the first nine months of 1997 from $65.8 million in the first nine months of 1996. Revenue from on-line lottery equipment and system sales was $7.6 million in the first nine months of 1997 as compared to $2.6 million in the first nine months of 1996. The increase reflects increased revenues from contracts with certain domestic on-line lotteries as well as additional revenue from the successful implementation of an on-line lottery system in Chile. The $5.9 million increase in on-line lottery revenues for the nine months ended September 30, 1997 is net of a $7.3 million decline attributable to two state contracts terminated in mid-1996. On-line lottery service revenues were $64.1 million in the nine months ended September 30, 1997 and $63.2 million in the nine months ended September 30, 1996.

     The gross profit margin for on-line lottery revenues was 33% in the first nine months of 1997 as compared to 36% in the first nine months of 1996. The decrease is primarily attributable to lower margins attained on the revenues from the contract with the Maryland Lottery implemented in the third quarter 1996. The Company anticipates the gross profit margin levels to improve as the system operation matures; however, there can be no assurance of such improvements. The expiration of the Company's contract with the Washington Lottery in June 1996 also contributed to the decline in gross profit margins due to the relatively higher margin levels from that contract. The transition of the EDS services and related employees to the Company was completed in the second quarter of 1997.

                      GAMING MACHINE AND ROUTE OPERATIONS

     Revenue from the gaming machine and route operations segment increased by $8.1 million, or 19%, to $51.6 million in the first nine months of 1997 from $43.5 million in the first nine months of 1996.

     Revenue was recognized on shipments of 4,122 units in the first nine months of 1997 as compared to 3,252 units in 1996. Revenue from leasing and revenue sharing arrangements was $8.4 million in the first nine months of 1997 as compared to $7.7 million in 1996.

     The following table reflects domestic and foreign revenue sources representing 10% or more of the segment's revenues for the first nine months of 1997 and 1996 (amounts in millions):

                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                                ---------------------------------------
                                                1996      1997     $ CHANGE    % CHANGE
                                                -----     -----    --------    --------
JURISDICTION
DOMESTIC
Montana.......................................  $ 2.5     $ 2.6     $ 0.1         4.0%
Montana routes................................   12.2      13.2       1.0         8.2
Oregon........................................    4.8       6.1       1.3        27.1
Other, combined...............................    8.7      18.0       9.3       106.8
                                                -----     -----     -----
                                                 28.2      39.9      11.7        41.5
                                                -----     -----     -----
INTERNATIONAL
Quebec........................................    2.0       8.8       6.8       340.0
Other, combined...............................   13.3       2.9     (10.4)      (78.2)
                                                 15.3      11.7      (3.6)      (23.5)
                                                -----     -----     -----
                                                $43.5     $51.6     $ 8.1        18.6%
                                                =====     =====     =====

     The gross profit margin from the gaming machine segment, which includes equipment sales and contract revenue as well as royalty and lease revenues was 44% in the first nine months of 1997 and 47% in the first nine months of 1996. The decrease reflects relatively higher sales to Quebec which results in lower gross profit margins for the Company. The gross profit margin from route operations was 27% in the first nine months of 1997 and 29% in the first nine months of 1996.

                   WAGERING SYSTEMS AND RACETRACK OPERATIONS

     Revenue from the wagering systems and racetrack operation segments was $21.3 million in the first nine months of 1997 as compared to $21.5 million in the first nine months of 1996. Revenue from the racetrack operations in Sunland Park, New Mexico was $5.4 million in the first nine months of 1997 as compared to $5.5 million in the first nine months of 1996. Revenue from sales of wagering systems equipment was $2.1 million in the first nine months of 1997 as compared to $1.7 million in the first nine months of 1996.

     The gross profit margin from wagering systems service revenue was 37% in the first nine months of 1997 as compared to 39% in the first nine months of 1996. The decrease is attributable to increased operating costs in 1997 related to start-up of operations for live racing at Lone Star Park in Texas, the newest thoroughbred racetrack in North America as well as higher operating costs in certain other states. Also contributing to the decrease is the closure of two customer racetracks which carried relatively higher gross profit margins. Management does not anticipate any significant increase in gross profit margin levels on service revenue in the near future. The gross profit margin from equipment sales of $2.1 million was 49% in the first nine months of 1997 as compared to 40% on $1.7 million of sales in the first nine months of 1996. The Company experienced a negative gross profit from the racetrack operations of approximately $0.1 million in the first nine months of 1997 and 1996.

                      SELLING, GENERAL AND ADMINISTRATIVE

     Total SG&A expenses were $23.0 million in the nine months ended September 30, 1997 and $21.6 million in the nine months ended September 30, 1996. As a percentage of revenues, SG&A expenses were 16% in the first nine months of 1997 as compared to 17% in 1996. The $1.8 million increase over 1996 levels reflects increased personnel and related administrative costs associated with the development of the Company's gaming machine sales and customer service efforts as well as increased infrastructure costs related to the transition of on-line lottery services from EDS to the Company.

                            RESEARCH AND DEVELOPMENT

     Research and development expense, net of amounts capitalized for the development of MasterLink(R) was $7.1 million in the first nine months of 1997 as compared to $5.1 million in the same period in 1996. The Company capitalized $0.8 million in the first nine months of 1997 and $3.6 million in 1996. Total research and development expenditures approximated 6% of consolidated revenues in the first nine months of 1997 and 7% of consolidated revenues in 1996. The new modules and significant enhancements related to the MasterLink(R) system in 1997 were implemented with the Minnesota, ALC, Norsk Tipping AS and Chile on-line lottery systems in 1997.

1996 COMPARED WITH 1995

     Total revenue in 1996 decreased by $4.5 million (3%) to $176.7 million from $181.2 million in 1995. The overall gross profit increased by $0.9 million (1%) to $64.3 million from $63.4 million in 1995. The Company had a net loss from operations of $24.2 million in 1996 as compared to net loss from operations of $2.9 million in 1995. The increase in loss reflects significant special and other unusual charges recorded in 1996. Absent the special and other unusual charges, the Company would have had net earnings before income taxes of $1.2 million in 1996 and a net loss before income taxes of $1.0 million in 1995. The improvement reflects the $0.9 million increase in gross profit and reductions in selling, general and administrative costs and research and development costs, net of capitalization.

                                ON-LINE LOTTERY

     Revenue from the on-line lottery segment decreased by $2.9 million (3%) to $88.8 million from $91.7 million in 1995. Included in the on-line lottery revenue in 1996 and 1995 is $4.4 million and $5.3 million, respectively, of revenue from international on-line lottery equipment sales.

     The Company experienced a decline in revenues from its contract with the Florida Lottery of approximately $5.0 million from 1995 levels as a result of lower lottery ticket sales and a reduction in the contractual fee percentage. The Florida Lottery contract accounted for approximately 34% of on-line lottery revenues in the last three years.

     The Company's contract with the Washington Lottery expired in June 1996 and the new contract was awarded to a competitor. The contract accounted for $5.7 million (7%) and $10.4 million (11%) of on-line lottery revenues in 1996 and 1995, respectively.

     In December 1995, the Delaware Lottery implemented a video gaming program which is centrally controlled and monitored by the Company's on-line lottery system in the state. The implementation of the video gaming program is the primary reason for a $5.1 million increase in revenues from 1995 levels from the contract with the Delaware Lottery. The implementation of the video gaming program in Delaware has also resulted in additional lease revenues for the Company's gaming machine segment.

     In the third quarter 1996 the Company implemented an on-line lottery system under contract with the Maryland Lottery. The new contract generated $2.9 million of on-line lottery revenue from start-up through December 31, 1996.

     The gross profit margin of the on-line lottery segment was 33% in 1996 as compared to 35% in 1995. The gross profit margin on services revenue in the on-line lottery segment was 33% in 1996 as compared to 36% in 1995. The decrease is primarily attributable to a contractual reduction in the fee structure with the Florida Lottery in 1996. Management does not anticipate significant fluctuations in gross profit margins in the near future. The gross profit margin on on-line central system and equipment sales was 24% and 20% in 1996 and 1995, respectively.

     In 1996, the Company withheld certain payments to EDS primarily due to EDS performance issues and related on-line lottery customer disputes. In mid-1996 the agreement between EDS and the Company was terminated and EDS filed a complaint against the Company seeking payment of outstanding fees. On January 30, 1997, the Company and EDS settled all claims against each other and agreed to transition the EDS services and personnel to the Company. The terms of the settlement include the receipt by the Company of all of the common and preferred shares owned by EDS (545,454 common and 1,912,728 preferred shares) certain property, plant and equipment used in the provision of services to on-line lottery customers and the extinguishment of approximately $38.0 million of outstanding fees in return for a $26.1 million note payable. The note payable calls for interest payments only for the first two years and principal and interest payments in years three through seven (maturity). The note is secured by the 2,458,182 shares of redeemed Common and Preferred Stock, certain inventories, fixed assets and software technology and carries prepayment provisions upon the disposal of substantially all the assets or stock of the Company's on-line lottery subsidiary. The transition of the EDS services and related employees to the Company was completed in the second quarter of 1997.

     The Company paid or accrued approximately $81.6 million and $70.3 million to EDS for costs and expenses in 1996 and 1995, respectively. Of those costs and expenses approximately $9.7 million and $2.7 million were capitalized primarily in conjunction with software development and deferred start-up costs in 1996 and 1995, respectively.

                      GAMING MACHINE AND ROUTE OPERATIONS

     Revenue from gaming machine sales and route operations decreased by $1.2 million (2%) to $60.2 million from $61.4 million in 1995.

     Revenue was recognized on delivery of 4,557 units in 1996 as compared to 7,772 in 1995. Included in the total units were approximately 917 and 1,562 of royalty unit sales in 1996 and 1995, respectively. Additionally, the Company shipped 1,175 gaming machines under lease arrangements to the Oregon, Rhode Island and Delaware lotteries in 1996 as compared to 1,570 gaming machines shipped to the Oregon, Rhode Island and Delaware lotteries in 1995.

     The following table reflects domestic and international revenue sources representing 10% or more of the segment's revenues for the years ended December 31, 1995 and 1996 (amounts in millions):

                                                  YEARS ENDED
                                                 DECEMBER 31,
                                                ---------------
                                                1995      1996     $ CHANGE    % CHANGE
                                                -----     -----    --------    --------
JURISDICTION
DOMESTIC
Montana.......................................  $19.3     $19.7     $ 0.4         2.0%
Louisiana.....................................    9.0       1.4      (7.6)      (84.4)
Oregon........................................    6.0       7.1       1.1        18.3
Other.........................................    7.8      11.3       3.5        44.5
                                                -----     -----     -----
                                                 42.1      39.5      (2.6)       (6.2)
                                                -----     -----     -----
INTERNATIONAL
Quebec........................................   12.3       2.2     (10.1)      (82.1)
Other.........................................    7.0      18.5      11.5       164.3
                                                 19.3      20.7       1.4         7.3
                                                -----     -----     -----
                                                $61.4     $60.2     $(1.2)       (2.0)%
                                                =====     =====     =====

     Montana revenue includes $16.5 and $15.3 million from route operations in 1996 and 1995, respectively.

     In 1996, voters in approximately one-half of the state's parishes in Louisiana voted to discontinue video lottery operations in those parishes. Existing locations will be allowed to operate for approximately two years before the gaming machines must be removed.

     The gross profit margin from the gaming machine segment, which includes equipment sales and contract revenue, as well as lease revenue, increased to 45% from 41% in 1995. The increase is primarily attributable to the lower sales levels in Louisiana and Quebec which historically carry lower margins for the Company relative to other jurisdictions and higher software sales which carry higher gross profit margins. The gross profit margin from route operations was 29% in 1996 as compared to 28% in 1995.

                   WAGERING SYSTEMS AND RACETRACK OPERATIONS

     Revenue from the wagering systems and racetrack operations segment decreased by $0.5 million or (2%) to $27.6 million from $28.1 million in 1995. The decrease is attributable to a decline in revenues from the racetrack operations at Sunland Park, New Mexico of approximately $0.9 million offset by an increase of $0.4 million in revenues generated from wagering systems services and equipment sales. The decline in revenue at Sunland Park is the result of lower handle and attendance and lower revenues resulting from a shorter 1996-1997 live racing season. The increase in revenues for wagering systems is attributable to revenues from additional services under existing contracts, renegotiation of existing contracts under more favorable terms and increased interface fees resulting from increased levels of simulcasting. Lost revenues from closed customer facilities were offset by these increases as well as additional revenues generated at customer facilities that are now open year round for simulcasting and the addition of new customers.

     The number of customer contracts declined in 1996 primarily due to closing of six customer facilities in Kansas, South Dakota, Texas, and Wisconsin. In 1996, United Tote signed contracts with five new customers, and renewed contracts with six U.S. customers and seven Canadian customers. The Company plans to continue to renew existing contracts at margins at least comparable to existing contracts and plans to secure new contracts at comparable margins, although no assurance can be given that existing contracts will be renewed or new contracts will be entered into with comparable gross profit margins.

     The gross profit margin from the wagering systems and racetrack operations segment was 27% in 1996 as compared to 21% in 1995. The gross profit margins for wagering systems services and equipment sales were 38% in 1996 and 30% in 1995. The increase in margin is due to increases in the simulcasting and interface revenues which carry higher margins, combined with lower operating expenses from wagering systems. The Sunland Park racetrack operations yielded negative gross margins in both years.

     On March 21, 1997, the New Mexico legislature voted to allow casino gaming at pari-mutuel racetracks in New Mexico, including the Company's racetrack in Sunland Park, New Mexico. The recently enacted legislation will permit the Company to operate up to 300 gaming machines per pari-mutuel racetrack facility for up to twelve hours per day. The implementation of gaming is subject to the timing and satisfaction of conditions of the legislation, including the state's formation of a separate commission to oversee the gaming and other regulatory matters (including the grant of necessary licenses to the Company). Consequently, the Company does not anticipate that any revenues will be generated from the approved gaming until approximately mid-1998.

                      SELLING, GENERAL AND ADMINISTRATIVE

     Total SG&A expenses decreased by $2.4 million (8%) to $28.7 million from $31.1 million in 1995. The decrease is primarily attributable to administrative head-count reductions, cost containment measures and lower trade show spending offset in part by additional marketing efforts primarily in casino markets.

     As a percentage of sales, SG&A expenses were 16% in 1996 as compared to 17% in 1995. Management anticipates 1997 SG&A levels to be at or near 1996 levels given the current level of activity. Should business development activities increase in the next several fiscal quarters, the SG&A levels would follow.

                            RESEARCH AND DEVELOPMENT

     In 1996, the Company expended $8.0 million (net of capitalization) on research and development activities as compared to $8.9 million (net of capitalization) in 1995. The Company capitalized approximately $4.1 million and $2.7 million, respectively, of the development costs primarily in conjunction with the development of the Company's MasterLink(R) system central system software. The new modules and significant enhancements related to the MasterLink(R) system in 1997 were implemented with the Minnesota, ALC, Norsk Tipping AS and Chile on-line lottery systems in 1997.The Company expects to continue to refine and enhance the Company's MasterLink(R) system in 1997 for video and on-line lottery applications as well as continue the development and enhancement of other on-line, video gaming and wagering systems hardware and software products.

                                 OTHER CHARGES

     In 1996, the Company recorded approximately $34.1 million of special charges consisting of approximately $18.0 million for inventory write-downs primarily related to the on-line lottery segment, $8.4 million associated with on-line lottery customer disputes and contract liabilities, $4.6 million for impairment of intangible and other assets for an on-line lottery contract and $3.1 million related to the wagering systems segment.

     The Company's 1995 consolidated statement of operations includes approximately $2.8 million of unusual reserves and write-offs associated with exit costs and charges and asset impairments related to five contracts.

                         DEPRECIATION AND AMORTIZATION

     Depreciation and amortization increased by $1.2 million to $23.8 million from $22.6 million in 1995. The increase is attributable to approximately $25.5 million of new capital assets placed in service and $10.0 million of capitalized deferred start-up and software development costs in 1996. The majority of capital assets procured and manufactured in 1996 were placed in service in the third quarter in conjunction with the on-line lottery implementation in Maryland and the delivery of gaming machines under a lease agreement with the Oregon Lottery.

1995 COMPARED WITH 1994

     Total revenue in 1995 decreased by $7.6 million (4%) to $181.2 million from $188.8 million in 1994. The overall gross profit decreased by $9.1 million (13%) to $63.4 million from $72.5 million in 1994. The Company had a net loss from operations of $2.9 million in 1995 as compared to $16.2 million in 1994. The decrease in losses primarily reflects less special and other charges recorded. The 1994 charges of $24.0 million represented goodwill impairment of $17.3 million and other charges primarily for inventories of $6.7 million. The Company also experienced a decline in gross profit margins in 1995 from 1994 levels.

                                ON-LINE LOTTERY

     Revenue from the on-line lottery segment decreased by $9.9 million (10%) to $91.7 million from $101.6 million in 1994. Included in the on-line lottery revenue in 1995 and 1994 is $5.3 million and $9.9 million, respectively, of revenue from international on-line lottery equipment sales. Revenue from the Company's contract with the Florida Lottery of $35.2 million decreased by $2.4 million from 1994 primarily reflecting a decline in the contractual fee rate. Also, included in 1994 revenue is $3.1 million from contracts with two off-track betting corporations in the state of New York that expired in December 1994.

     The gross profit margin of the on-line lottery segment was 35% in 1995 as compared to 39% in 1994. The gross profit margin on services revenue in the on-line lottery segment was 36% in 1995 as compared to 39% in 1994. The decrease is primarily attributable to a contractual reduction in the fee structure with the Florida Lottery in 1995. The gross profit margin on on-line central system and equipment sales was 20% and 32% in 1995 and 1994, respectively.

                      GAMING MACHINE AND ROUTE OPERATIONS

     Revenue from gaming machine sales and route operations decreased by $7.2 million (11%) to $61.4 million from $68.6 million in 1994.

     Revenue was recognized on delivery of 7,772 units in 1995 as compared to 10,008 in 1994. Included in the total units were approximately 1,562 and 2,792 of royalty unit sales in 1995 and 1994, respectively. Additionally, the Company shipped 1,570 gaming machines under lease arrangements to the Oregon, Rhode Island and Delaware lotteries in 1995 as compared to 400 gaming machines shipped to the Oregon Lottery in 1994.

     The following table reflects domestic and international revenue sources representing 10% of the segment's revenues for the years ended December 31, 1994 and 1995 (amounts in millions):

                                                 YEARS ENDED
                                                 DECEMBER 31,
                                               ----------------
JURISDICTION                                   1994       1995     $ CHANGE    % CHANGE
------------                                   -----      -----    --------    --------
DOMESTIC:
Montana......................................  $17.9      $19.3     $ 1.4          7.8%
Louisiana....................................   12.0        9.0      (3.0)       (25.0)
Other........................................   13.8       13.8         0            0
                                               -----      -----     -----
                                                43.7       42.1      (1.6)        (3.6)
INTERNATIONAL:
Quebec.......................................   10.5       12.3       1.8         17.1
Other........................................   14.4        7.0       7.4        105.7
                                               -----      -----     -----
                                                24.9       19.3      (5.6)       (22.5)
                                               -----      -----     -----
                                               $68.6      $61.4     $(7.2)       (10.5)%
                                               =====      =====     =====

     Montana revenue includes $15.3 and $15.4 million from route operations in 1995 and 1994, respectively.

     The gross profit margin from the gaming machine segment, which includes equipment sales and contract revenue, as well as lease revenue, decreased slightly to 41% from 42% in 1994. The decrease is primarily attributable to a revenue decline from the lower royalty unit sales under a technology transfer agreement between the Company and a Victoria, Australia manufacturer/distributor. The royalty revenue has nominal direct cost components. The gross profit margin from route operations was 28% in 1995 as compared to 29% in 1994.

                   WAGERING SYSTEMS AND RACETRACK OPERATIONS

     Revenue from the wagering systems and racetrack operations was $28.1 million in 1995 compared to $18.7 million for the eight months ended December 31, 1994. The gross profit margin decreased to 21% in 1995 from 25% in the eight months ended in 1994.

                      SELLING, GENERAL AND ADMINISTRATIVE

     Total SG&A expenses decreased by $2.9 million (9%) to $31.1 million from $34.0 million in 1994. The decrease is primarily attributable to lower legal and professional fees as well as reduced business development expenses. Business development expenses are primarily lobbying, political contributions, trade shows, travel, meals and lodging. As a percentage of sales, SG&A expenses were 17% in 1995 as compared to 18% in 1994.

                            RESEARCH AND DEVELOPMENT

     In 1995, the Company expended $8.9 million (net of capitalization) on research and development activities as compared to $8.5 million (net of capitalization) in 1994. The Company capitalized approximately $2.7 million and $5.2 million, respectively, of the development costs primarily in conjunction with the development of the MasterLink(R) system software.

                         DEPRECIATION AND AMORTIZATION

     Depreciation and amortization increased by $1.9 million to $22.6 million from $20.7 million in 1994. The increase is attributable to approximately $19.4 million of new capital assets placed in service and $3.5 million of capitalized deferred start-up and software development costs in 1995. Approximately $8.1 million was placed in service in November and December of 1995 in conjunction with the Arizona on-line lottery implementation and start-up and the delivery of approximately 300 gaming machine terminals to the Oregon and Delaware lotteries as part of the leasing programs with those jurisdictions. Approximately $2.4 million of the $3.5 million capitalized deferred start-up and software development costs were capitalized in the fourth quarter 1995 in conjunction with the Arizona on-line lottery implementation and start-up and significant enhancements to the MasterLink(R) system.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital, defined as current assets less current liabilities, increased by $1.6 million to $29.7 million at September 30, 1997 from $28.1 million at December 31, 1996. Cash generated from operations of $36.2 million in the nine months ended September 30, 1997 was used to repay interest-bearing debt of approximately $16.5 million, invest in additional long-lived capital assets of approximately $7.3 million and increase cash and cash equivalent balances by $13.7 million to a balance of $18.0 million at September 30, 1997.

     Inventory levels decreased by $3.9 million to $14.4 million from $18.3 million at December 31, 1996. The reduction primarily reflects sales of on-line lottery equipment to international jurisdictions.

     Management believes that its position to obtain capital resources improved during the first nine months of 1997 as a result of the Company's improved cash and debt positions. Total liabilities decreased by $11.3 million in the first nine months of 1997 due to the settlement between the Company and EDS and due to the repayments made on interest-bearing debt noted above. Included in the repayments of interest-bearing debt in the first nine months of 1997 is the pay-down of the Company's revolving line of credit with First Bank, N.A. Of the $19.5 million revolving line of credit, $9.5 million is committed to the Company's bonding program and

$10.0 million is available for working capital needs. At September 30, 1997 none of the $10.0 million was drawn by the Company. The Company's revolving line of credit agreement with First Bank, N.A. expires in February 1998. The Company expects to extend or replace the credit facility prior to its expiration; however, its extension or replacement cannot be assured.

     The recovery of a significant amount of the Company's investment in the racetrack operations in Sunland Park, New Mexico is largely contingent upon the implementation of gaming legislation in the state. On March 21, 1997, the New Mexico legislature voted to allow casino gaming at pari-mutuel racetracks in New Mexico, including the Company's racetrack in Sunland Park. The recently enacted legislation will permit the Company to operate up to 300 gaming machines per pari-mutuel racetrack facility for up to twelve hours per day. The implementation of gaming is subject to the timing and satisfaction of conditions of the legislation, including the state's formation of a separate commission to oversee the gaming and other regulatory matters (including the grant of necessary licenses to the Company). Consequently, the Company does not anticipate that any revenues will be generated from casino gaming at Sunland Park until approximately mid-1998. The Company has had architectural plans developed for casino gaming at the racetrack facility and has initiated construction. Current plans call for approximately $8 million of capital expenditures for facility enhancements, gaming machines and related equipment.

     Historically, the Company has met its cash flow requirements primarily with cash provided by operations, public offerings of equity securities, and from borrowings from financial institutions. The Company, in 1996, was named the successful bidder for a new on-line lottery contract with the Florida Lottery. The award by the Florida Lottery was unsuccessfully protested by a competitor and the competitor has filed an appeal which has delayed contract negotiations. Under the new contract, AWI would provide services to the Florida Lottery for five more years with options for two extensions of two additional years each. The existing contract had an expiration date of June 30, 1996. AWI is continuing the operation of the current on-line lottery system under the terms of the expired contract under temporary extension. In November 1997, the Company was awarded a new five-year contract commencing in January 1999 to continue operating the Pennsylvania Lottery. The current contract expires in December 1998. Sizable capital expenditures in excess of current capital sources may be required in advance of any anticipated capital generated by a new Florida or Pennsylvania contract. Accordingly, the Company may need additional financing, the availability and the terms of which are subject to various uncertainties, with no assurance that such financing can be obtained.

                                    BUSINESS

OVERVIEW

     The Company is a diversified gaming company offering a broad selection of products and services to a variety of customers, including domestic and international lottery agencies, casino gaming companies, racetracks and route operators. The Company is the leading worldwide developer and supplier of video lottery gaming machines and system software and one of the leading developers and suppliers of equipment, software systems and related services for on-line lotteries and pari-mutuel systems. In addition, the Company owns and operates Sunland Park racetrack in New Mexico and intends to open a casino at such facility with 300 gaming machines in approximately mid-1998.

     Automated Wagering International, Inc. AWI designs, manufactures, assembles, installs, operates and maintains on-line, computer-based networks for state lotteries in Delaware, Florida, Maryland, Minnesota, Montana, Pennsylvania and South Dakota. An on-line lottery network consists of lottery terminals located in numerous retail outlets, a central computer system, computer software and communications equipment. In the United States, AWI's products and services are typically marketed to lottery authorities through long-term contracts, awarded through a competitive bidding process, pursuant to which AWI maintains ownership of the lottery network and operates it for the state in return for a percentage of ticket sales. In foreign jurisdictions, lottery equipment is often sold and related software is often licensed to lottery authorities for a fixed price.

     Video Lottery Consultants, Inc. VLC designs, develops, manufactures and markets gaming machines, central control system software and related services for the gaming machine industry. The gaming machine industry includes both video lottery operations and casino gaming. Video lottery gaming is the use of gaming machines to provide low stakes entertainment gaming to enhance revenue for states and other jurisdictions. The machines, offering video versions of games such as poker, blackjack, bingo and keno and spinning reel games, are generally located in age-controlled establishments such as bars, taverns and restaurants. Centralized computer systems typically monitor compliance with governmental regulation and taxation in this segment of the industry. Both VLC and AWI market these centralized computer systems, with AWI concentrating on those systems that also run the jurisdiction's on-line lottery. Video lottery gaming programs provide substantial incremental sources of revenue to the governmental jurisdictions without increasing general taxation. Currently seven states in the United States, five states in Australia, eight Canadian provinces, Iceland, Norway, Sweden and South Africa have authorized video lottery gaming on a jurisdiction-wide basis. In addition, VLC sells its Winning Touch(R) gaming machines to land-based, riverboat and Native American casinos. The Company holds licenses to sell gaming machines in Nevada, Mississippi and New Jersey, the three largest casino markets in the United States, as well as in all other major casino jurisdictions.

     United Wagering Systems, Inc. UWS designs, manufactures, operates and sells computerized pari-mutuel wagering systems commonly referred to as "totalisators" for horse and greyhound racetracks, off-track wagering facilities and jai alai frontons in North America, South America, Spain, the Caribbean and the Philippines. A totalisator system supports pari-mutuel wagering by controlling the acceptance of wagers, calculating odds and payout, cashing winning tickets, and performing assorted management, accounting and reporting functions. Each system consists of central processing computers and peripherals, betting terminals, proprietary software, tote boards and other displays and color video generation equipment. The products and services of UWS are typically marketed to domestic facilities under long-term service contracts. Compensation is usually based on a minimum fee plus a percentage of the wagering volume of the facility. Foreign users typically purchase the hardware and license the software for systems operations. UWS also provides wagering terminals for use in casino race/sportsbooks.

     Sunland Park. The racetrack operation located in Sunland Park, New Mexico, typically hosts live racing from December until May of each year. Additionally, the racetrack facility participates in an inter-track wagering network with other racetracks for the entire year, either as a host track during live racing or as a guest track when the live racing is located at another track.

     On March 21, 1997, the New Mexico legislature voted to allow casino gaming at pari-mutuel racetracks in New Mexico, including the Company's racetrack in Sunland Park, New Mexico. The recently enacted legislation will permit the Company to operate up to 300 gaming machines at its Sunland Park racetrack for up to twelve hours per day. The Company does not does not anticipate that any revenues will be generated from the approved gaming until approximately mid-1998.

BUSINESS STRATEGY

     The Company is focusing on the following key strategies in order to pursue its growth objectives:

        - Expand Leading Position in Worldwide Video Lottery Gaming Market: The Company believes that new markets such as Ontario and South Africa, and the replacement of older gaming machines and systems in markets such as Australia and North America, will provide significant future growth opportunities for VLC. For the fiscal year ended December 31, 1996 and the nine months ended September 30, 1997, VLC's total revenue from international operations was $20.7 million and $11.7 million, respectively. The Company believes its state-of-the-art technology, the historically high net revenue performance of its gaming machines and its solid reputation among its customers give the Company a competitive advantage in the video lottery gaming market in the foreseeable future.

        - Develop Casino Opportunities at Racetracks: The Company believes that a growing market exists for video lottery gaming at racetracks, which have suffered from declining attendance in recent years due to the proliferation of casino gaming outside of Las Vegas and Atlantic City. To permit the racing industry to become more competitive, some states have enacted legislation that allows video gaming devices at racetracks, a trend that the Company believes will continue. The Company intends to participate in this growth by supplying its gaming machines and systems, partnering with or purchasing racetracks and owning and operating its own facility, Sunland Park. The Company is the only full service supplier of state-of-the-art gaming and pari-mutuel systems and services to racetracks in North America and believes it has a competitive advantage due to its existing United Tote customer relationships in the pari-mutuel industry.

        - Penetrate Casino Markets: The Company intends to leverage the popularity of its Winning Touch(R) gaming machines to increase its market penetration in traditional casino venues. With licenses in virtually all major gaming jurisdictions, VLC is actively marketing its gaming machines in casino markets worldwide as a high performance product for replacing older machines. The Company believes that VLC's new Power Series(TM) gaming machine is capable of producing greater than average coin-in per day and net win per day than traditional gaming machines, due to its superior graphics, state-of-the-art sound and playability.

        - Selectively Bid on Domestic On-line Contracts and Aggressively Pursue International On-line Opportunities: On-line lottery contracts for twelve state lotteries will be up for procurement over the next three years. Due to the high cost of procuring new contracts, AWI intends to target those states which it believes will establish a bidding process based exclusively on technical capability, price and service. This strategy allows AWI to efficiently allocate its resources so that it may also pursue international growth opportunities. AWI estimates that approximately 14 jurisdictions worldwide are expected to implement on-line lottery programs within the next two years. In 1997, AWI successfully implemented its MasterLink(R) on-line system for Chile's Loteria de Concepcion, Canada's ALC and Norway's Norsk Tipping AS. For the fiscal year ended December 31, 1996 and the nine months ended September 30, 1997, AWI's total revenue from international operations was $4.8 million and $7.5 million, respectively.

        - Emphasize Customer Service and Optimize Profitability of On-line and Pari-mutuel Contracts: AWI's sophisticated MasterLink(R) central system affords the Company the ability to develop add-on products and services. Given the maturity of the on-line lottery industry, states are in need of ways to increase lottery ticket sales and reduce costs. AWI expects to develop new products and services every year for its existing customers. New products may include additional games, lower cost terminals or player tracking systems. In addition, AWI continues to focus on reducing service costs. United Tote has successfully upgraded its operations and improved customer service. United Tote has demonstrated that its systems can process the large handles typically found at the larger racetracks such as Churchill Downs. United Tote believes that its emphasis on customer service and ability to design, manufacture and operate pari-mutuel systems that are capable of processing larger handle volumes will enable it to improve its profitability and increase its market share.

AWI

  Contracts

     United States. AWI derives revenue primarily from contracts with state lottery organizations throughout the United States. Revenue consists primarily of a contractual percentage of lottery ticket sales in each state as well as revenue from installation and sales of on-line lottery systems and equipment. The segment experiences fluctuations in revenue levels based on relative sizes of awards or jackpots, the number of terminals on-line and tickets sold in the states in which the Company operates and on the timing of on-line lottery systems and equipment sales and installations. The Company expects lottery services revenue to continue to be a significant component of its total revenues. The table below sets forth the lottery authorities in the United States with which AWI presently has facilities management lottery contracts. The table also sets forth information regarding the term of each contract and, as of November 30, 1997, the approximate number of retail terminals installed in each jurisdiction, and the revenues generated by the lottery operations.

                                                                                      TOTAL ON-LINE
                   DATE OF        EXPIRATION           LOTTERY          TERMINALS        LOTTERY      TOTAL REVENUES
                 COMMENCEMENT        DATE             AUTHORITY        OPERATING AT    REVENUES IN     PER TERMINAL
                  OF CURRENT      OF CURRENT          EXTENSION          JUNE 30,        1997(2)        IN 1997(2)
JURISDICTION       CONTRACT       CONTRACT(1)          OPTIONS             1997       (IN MILLIONS)   (IN THOUSANDS)
------------     ------------   ---------------   ------------------   ------------   -------------   --------------
Delaware            10/94             9/99            3 one-year            337         $   79.9          $237.1
Florida(3)           4/88             6/96                --              8,240          1,454.2           176.5
Maryland             7/96             7/01        1 three-year plus       3,895          1,038.3           266.6
                                                      2 one-year
Minnesota            5/90             8/02                --              1,918             96.0            50.1
Montana             11/96            11/98                --                341             22.2            65.1
Pennsylvania(4)      1/89            12/98                --              4,888          1,298.4           265.6
South Dakota(5)      7/90            11/99                --                363             15.2            41.9

---------------

(1) Expiration dates do not reflect the exercise of the lottery authority's extension options.
(2) Figures are provided for each state's fiscal year ended June 30, 1997.
(3) The Florida State Lottery accounted for 34% of AWI's total revenues during 1996. AWI has been selected for the award of a new five-year contract to continue operating Florida's lottery system. A competitor of the Company has unsuccessfully protested the award and has filed an appeal. If the award is upheld, the Company will begin negotiations with the Florida Lottery for the new five-year contract. The Company will continue to operate the lottery system until the implementation of the new contract under one of a series of temporary agreements. The current temporary agreement expires December 23, 1997, and the Company anticipates signing another temporary agreement at that time.
(4) The Pennsylvania State Lottery has awarded AWI a new five-year contract commencing January 1999 to continue operating Pennsylvania's lottery system. The Pennsylvania State Lottery accounted for 26.1% of AWI's total revenues during 1996.
(5) In November 1997, the South Dakota Lottery extended its lottery contract with AWI for two years, to November 1999.

     International Operations. In February 1991, AWI entered into a contract with Norsk Tipping AS, the national lottery and soccer pool organization for the Kingdom of Norway for the purchase of terminals, communications equipment, a central control system, software and knowledge transfer. Norsk Tipping AS has ordered and AWI has provided approximately 4,700 on-line terminals from 1991 through September 30, 1997. In September 1997, AWI completed the successful implementation of its MasterLink(R) on-line system in Chile, for the Loteria de Concepcion.

     Facility Management Contracts. All of AWI's current domestic lottery contracts are facilities management contracts under which AWI installs, operates and maintains a lottery network while retaining ownership or control of the lottery terminal network. The facilities management contracts typically have an initial term of approximately five years, and generally contain one or more options permitting the lottery authority to extend the initial contract term for additional periods of up to five years in total. Prior to the expiration of the initial or extended term, a lottery authority is generally required by law to commence a competitive bidding process for a new lottery contract. There can be no assurance that AWI will win a new contract in connection with this process.

     AWI installs and commences operations of a lottery network generally within six to twelve months after being awarded a new lottery contract and, following the start-up of the lottery network, is responsible for all aspects of the network's operations. AWI operates lottery networks in each jurisdiction with two or more central computer systems. In addition, AWI employs a dedicated work force in each jurisdiction, consisting of a site manager, computer and hotline operators, customer service and terminal replacement and repair technicians. The equipment used in any jurisdiction must typically comply with specifications established by that jurisdiction. New contracts typically require new equipment of recent manufacture. Terminal equipment is typically depreciated over the term of the related contract, including extensions upon their exercise, by the lottery authority. Under certain of AWI's facility management contracts, the lottery authority has the option to purchase AWI's lottery system during the contract term at a predetermined price. AWI's role with respect to the continued operation of a lottery system in the event of the exercise of such purchase option is defined as part of the purchase option with fees and services included with the original bid. Exercise of such an option could substantially change the anticipated profitability of the contract to AWI.

     Under many of AWI's facilities management contracts, the lottery authority has the option to require AWI to install additional terminals and/or add new lottery games. Such installation may require significant capital expenditures by AWI. However, since AWI's revenues from such contracts generally depend on the level of lottery ticket sales, and such sales are generally increased by the addition of new retail outlets and games, such expenditures have generally been recovered through the revenues generated by the additional equipment or games and revenues from existing equipment, although there is no assurance this will continue to be the case. The potential additional terminals and new games are agreed to in the bidding process and as such are taken into consideration when determining the vendor's fee in the original bid.

     AWI's contracts with the state lotteries contain provisions for assertion of liquidated damages against AWI for failure to meet certain performance standards. These conditions include aggressive implementation schedules and ongoing performance standards and failure to perform may result in substantial monetary liquidated damages, as well as contract termination. Liquidated damages ranging from $5,000 to $250,000 per day for late system start-up and from $1,700 to $15,000 per minute for system downtime beyond a stipulated grace period are common to the domestic market. Although the actual liquidated damages imposed are generally subject to negotiation, such provisions present an ongoing potential for substantial expense. Damages, if assessed, are usually due within 30 days or may be deducted from revenues otherwise earned from the lottery. Failure to repair terminals within a specified time period may subject AWI to damages. The Company maintains errors and omissions coverage under risk management policies which would cover certain but not all claims.

     Typically, state lottery contracts also reserve the right to terminate the contract for cause (i.e., failure of the vendor to substantially perform any material requirement) after notice and a cure period. The state also reserves the right to cancel a contract if the state enacts a statute which removes the authority or ability of the state to conduct a lottery. In general, a state may also terminate a contract without cause or for the convenience of the lottery, typically with at least 12 months prior written notice. Reasonable costs, excluding anticipatory profits, will be reimbursed to the vendor for all terminations except for a material breach.

     Lottery contracts generally require the vendor to post a substantial bond securing its performance. The terms of such bonds may require significant collateral in the form of cash, cash equivalents or lines of credit.

     Various state on-line lottery contracts contain provisions under which AWI may be subject to monetary penalties for central computer downtime, terminal failures, delays in servicing inoperable terminals within specified time periods and ticket stock shortages among other things. Penalties paid or accrued by AWI with respect to its contracts during the year ended December 31, 1996 were approximately 3% of its revenues.

  Products and Services

     In 1971, AWI designed and installed, for the New Jersey State Lottery, the country's first on-line lottery system. Since that time, AWI has developed and installed many system and service features that have subsequently become common in the lottery industry, such as the internal control system, down-line loading for terminals, the cathode ray tube terminal operator display, microfiche data storage for lottery records, instant game accounting and integrated computerized terminal maintenance control.

     In September 1993, the Company introduced its MasterLink(R) system. The Company's first U.S. application of the MasterLink(R) system was to the Delaware Lottery which awarded a five-year contract to AWI in January 1994. Since that time, the Company has introduced an enhanced version of its MasterLink(R) system to five additional jurisdictions. The express purpose of the MasterLink(R)system is to manage an organization's lottery and gaming machines. These gaming machines might include teller-activated lottery ticket terminals, video lottery gaming machines, player-activated sports betting terminals, instant ticket vending machines and other electronic gaming-related devices. The MasterLink(R) system allows an organization to monitor the status and performance of the gaming machines within its jurisdiction, conduct accounting of and billing on the revenue from the gaming machines, and control their configuration and operations. The MasterLink(R) system is intended to be a flexible, cost-effective means of providing these capabilities.

     The lottery network marketed by AWI consists of the following principal elements:

        - Terminals. AWI designs and manufactures the terminals used in its networks. The terminals are designed for maximum security, minimum processing time and flexibility to allow for customization of application functions to each lottery's specifications.

        - Software. AWI designs and provides all application software for its lottery networks. AWI's software is designed to provide the following network characteristics: rapid processing, storage and retrieval of transaction data in high volumes; the ability to down-line load, i.e., to reprogram the lottery terminals from the central computer installation via the communications network to add new games and feature a high degree of security and redundancy to guard against unauthorized access and tampering and to ensure continued operations without data loss; and a comprehensive management information and control system.

        - Central Computers. Each of AWI's lottery networks contains one or more central computer installations to which the lottery terminals are connected. AWI's prior generation central control system is designed to run on the Cyber 930, but the MasterLink(R) system is designed to run on UNIX-based central computer systems such as IBM RS/6000 systems, instead of the proprietary Cyber-series computers. The specifications for the configuration of AWI's central computer installations are designed to provide continuous availability, high data handling capability and maximum security.

        - Communications. AWI's lottery terminals are typically connected to the central computer installations by dedicated telephone lines owned or leased by the jurisdiction in which the network is located in conjunction with proprietary network communications controllers and monitored by a proprietary network management system. Due to the varying nature of telecommunications services available in lottery jurisdictions, AWI has developed the capability to interface with a wide range of communications networks. AWI also has the expertise to provide and integrate alternate technologies, such as microwave and radio transmission, integrated services digital networking (ISDN), and data over voice.

        - Game Design. An important factor in maintaining and increasing public interest in lottery games is innovation in game design. The principal characteristics of game design include frequency of drawing, types of prizes, cost per play and setting of appropriate odds. The Company's MasterLink(R) system and Ovation(R) on-line terminals are designed to efficiently permit the development and rapid deployment of new games and targeted on-line game-related promotions. For example, in 1996 the Company introduced its keno module in Maryland, where keno accounts for over 20% of total handle. The Company believes that these capabilities should enhance the ability of the lottery authority to increase on-line ticket sales, and result in more revenue for the Company. These capabilities should also enhance the Company's success rate in competing for domestic lottery contracts. There can be no assurance, however, that either will happen.

VLC

     The following table, as of September 30, 1997, sets forth certain information concerning the number of Company (through VLC) and non-Company video lottery gaming machines in operation in the jurisdictions that currently have video lottery operations:

                                                                   CENTRAL                       VLC SHARE
                               COMMENCEMENT       OWNERSHIP        CONTROL    NUMBER OF     --------------------
JURISDICTION(1)                    DATE           STRUCTURE        SYSTEM    TERMINALS(2)   TERMINALS(3)     %
---------------                ------------   ------------------   -------   ------------   ------------   -----
Montana(4)...................      1985       Private(5)           None         16,150          4,785       29.6%
South Dakota(6)..............      1989       Private              VLC           8,045          7,641       95.0
Atlantic Canada(7)...........      1990       Private/Government   VLC           9,860          2,889       23.3
Saskatchewan.................      1993       Government           GTECH         3,566          1,148       32.2
Quebec.......................      1994       Government           VLC          15,351          6,530       42.5
Oregon(8)....................      1992       Government           IGT(9)        8,713          4,431       50.9
Louisiana....................      1992       Private              IGT          14,850          8,836       59.5
Alberta, Canada..............      1992       Government           GTECH         5,919          3,964       67.0
Iceland......................      1991       Charitable           VLC             500            450       90.0
Rhode Island(10).............      1992       Government           GTECH         1,622            440       27.1
South Australia..............      1994       Private              VLC           9,259          1,000       10.8
Victoria, Australia(11)......      1995       Private              VLC          11,731          1,396       11.9
Victoria, Australia(11)......      1995       Trust                VLC          11,248          4,994       44.4
Delaware(12).................      1995       Government           AWI             335            275       82.1
Northern Territory...........      1996       Government           VLC             400             80       20.0
W. Virginia..................      1997       Government           GTECH         3,000            150          5
Norway.......................      1996       Charitable           VLC             300            300        100
                                                                               -------         ------
         Total...............                                                  120,849         49,309       40.8%
                                                                               =======         ======      =====

---------------

 (1) Excludes several jurisdictions in which the Company does not participate, including Manitoba, Sweden, Tasmania and Queensland.
 (2) In operation as of June 1997.
 (3) Number of VLC gaming machines sold may vary from number in operation.
 (4) Total number of video lottery gaming machines and number of VLC gaming machines based on number of gaming machines licensed, according to the Montana Gambling Control Division and VLC shipment reports.
 (5) Private includes coin operators and/or location owners.
 (6) Total number of gaming machines based on information provided by the South Dakota Lottery. Number of VLC gaming machines based on VLC shipment reports.
 (7) Total number of gaming machines and number of VLC gaming machines based on information provided by ALC. Atlantic Canada encompasses the provinces of New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island. New Brunswick and Prince Edward Island have adopted a private ownership structure, while in the provinces of Newfoundland and Nova Scotia, the gaming machines are owned by the government or its appointed agent.
 (8) Total number of gaming machines and number of VLC gaming machines based on contract with Oregon State Lottery.
 (9) International Game Technology. In 1995, the system contract was awarded to GTECH. Transition of the central system operation to GTECH has not yet been completed.
(10) Video lottery operations are authorized at only two pari-mutuel facilities to which the Company is one of four suppliers.
(11) Tattersall Sweep Consultation (the lottery) and TABCORP (the off-track racing association) are the two approved operators in the state of Victoria.
(12) VLC supplies video machines to Dover Downs (120) and Delaware Park (155). IGT supplies video machines to Harrington Midway (60). There are also 2,245 mechanical spinning reel games at the three racetracks.

  Gaming Machines and Game Software. The Company, through its VLC subsidiary, seeks to capture a significant portion of the market for its gaming machines by offering a technologically advanced and reliable machine to the operator, and a fun, fast, easy game to the player. The Company's current generation of gaming machines incorporates interactive touchscreen control technology on a multi-color video display. Each gaming machine is capable of storing over 100 different games in memory, based on the games' memory requirements. The machine can present up to twelve different games selected through a menu format, such as poker, blackjack, bingo and keno and spinning reel games. The player can vary the amount of each wager. The number of games that may be offered on a gaming machine, the specific games and the amount that a player can wager are determined by the regulating authority in each jurisdiction.

     The gaming machines also incorporate a variety of menu-driven internal accounting, security and diagnostic features, such as on screen accounting, audit and game statistics. The machines have redundant and self-correcting memory and self-diagnostic circuitry designed for reliability in widely dispersed locations. The gaming machines are manufactured with a set of custom components that can interface with various peripheral devices (such as coin and bill acceptors, coin hoppers, printers and ticket dispensers) in a modular design for ease of maintenance and flexibility of configuration.

     The Company recently introduced its Winning Touch(R)Power Series(TM), VLC's next generation gaming machine, an enhanced graphics version of its Winning Touch(R) gaming machine. Besides offering an enhanced graphics engine and improved sound capabilities, this machine's design provides greater flexibility, capacity and more efficient software development capabilities than its predecessor. The Power Series(TM)has been approved by the State of Nevada for sale in that state. The Company's gaming machines typically sell for between $4,500 and $7,900, depending on the configuration and generation of the machine and volume of purchases.

     The innovative graphics and advanced technology that have been key contributors to VLC's success in the video lottery market will benefit the Company as it seeks to gain market share in the casino marketplace. The games, the players and the operator's needs, such as enhanced reliability and revenue generation, are similar for both industries. The knowledge and experience acquired through its video lottery operations should enable VLC to further enhance the superior play ability and appeal of its machines in the casino markets.

     The Company produces software chip sets with new gaming features for its customers. The Company expects these new software chip sets to provide an increasing portion of the Company's revenue in the future as customers request a more varied library of games and increased reporting features. Once a new game is developed, the ease with which the Company's video machine software can be changed is an attractive selling point.

  Marketing and Distribution. The Company must obtain a license and machine approval before it can sell machines in either the casino or video lottery markets. The following chart shows the jurisdictions where VLC currently is licensed and license applications that have been filed and for which approval is pending:

CURRENT JURISDICTIONS IN WHICH THE COMPANY OR CERTAIN SUBSIDIARIES ARE LICENSED
                              TO CONDUCT BUSINESS

                                                                                                                LICENSING
                                                                                                               APPLICATION
                                   UNITED STATES                                         INTERNATIONAL            FILED
------------------------------------------------------------------------------------  -------------------  -------------------
Video Lottery          Casino (c)/          Charitable           Native American      Australia            New Mexico
                       Riverboat (r)                             Market               New South Wales      Acoma
                                                                                       South Australia      Pojoaque
-----------------      -----------------    -----------------    -----------------     Western Australia    Pueblo of Isleta
Delaware               Colorado (c)         Mississippi          Arizona               Tasmania             Pueblo of Sandia
Louisiana              Indiana (r)                                Ak-Chin              Victoria             San Juan Pueblo
Montana                Iowa (r)                                   Fort McDowell        Northern Territory  Quebec (Casino)
Oregon                 Louisiana (c)                              Gila River          Canada
Rhode Island           Louisiana (r)                              Tonto Apache         Alberta
South Dakota           Mississippi (r)                            White Mountain       New Brunswick
West Virginia          Nevada (c)                                  Apache              Newfoundland
                       New Jersey (c)                             Yavapai-Apache       Nova Scotia
                       South Dakota (c)                          Connecticut           Ontario
                                                                 Louisiana             Prince Edward Is.
                                                                  Tunica-Biloxi        Quebec
                                                                 Michigan              Saskatchewan
                                                                  Bay Mills           Iceland
                                                                 Minnesota            Norway
                                                                 Mississippi          Peru
                                                                  Choctaw             South Africa
                                                                 New Mexico            Mpumalanga
                                                                  Santa Ana
                                                                 North Carolina
                                                                  Eastern band of
                                                                  Cherokee
                                                                 Oregon
                                                                  Coquille
                                                                  Grande Ronde
                                                                  Siletz
                                                                  Umatilla
                                                                  Warm Springs
                                                                 Wisconsin

     The marketing and distribution of gaming machines is controlled to some extent by the statutory and regulatory structure adopted in each jurisdiction. The Company markets its gaming machines both through a direct sales force and distributors. Currently, sales are made through distributors in Louisiana, South Australia, New Jersey and the Native American markets of the mid-western United States. In deciding whether to use a distributor in a new jurisdiction, the Company will consider a variety of factors, including existing relationships with operators and location owners, the ability of a distributor to service the market after the sale, the distributor's financial condition, any regulatory constraints and the long-term economics to the Company of direct sales as opposed to sales to distributors.

     The Company's gaming machines are typically covered by a 90-day parts and labor warranty. The Company provides after-market parts and service to coin operators and other servicing agents. These after-market parts and services include technical repair and hardware and software upgrades and enhancements. The Company's maintenance staff also provides follow-up services with respect to updates to hardware and software on the Company's gaming machines.

     Central Control Systems. The Company derives revenues from its central control system software through the grant of licenses to use the software and by providing installation and maintenance services with respect to the software. Video lottery gaming machines can be operated either through a central control system controlled by a governmental authority or on a stand-alone basis. In every video lottery gaming jurisdiction except Montana, the gaming machines are connected to a central control system. The Company believes that the greater control and monitoring ability offered through central control systems will encourage new jurisdictions to adopt a video lottery program and use such systems. Similar technology can also be used by casinos as monitoring ability and the use of progressives become increasingly important. The Company's central control systems are designed with features intended to appeal to the concerns of the operator, including:

        - Security. To ensure security of communications, VLC's machines have sophisticated features, including encryption, sequencing and timing of data transmissions.

        - Control. Each gaming machine on the system must be enabled by a call from the central site before it is capable of displaying a playable game and can be disabled by the central control system at any time.

        - Compatibility. The Company's central control system allows gaming machines made by other manufacturers to run on the system.

        - Economy of Operation. The Company's central control system can be operated in a dial-up format which is economical to install and operate compared to either a traditional on-line lottery system (using dedicated lines) or a stand-alone system of non-communicating gaming machines. However, the system can run in a real-time environment (on-line) should a jurisdiction require this feature.

        - Reports and Audits. The central site receives on-demand reports from each gaming machine on the system and automatically audits the programming of every machine on a daily basis.

        - Electronic Funds Transfer. The central control system is capable of processing EFT functions which translate to easier and quicker funds collection.

        - Flexibility. The system is designed to be flexible so as to meet the needs of various sized markets, to accommodate regulatory changes and to adapt to new game designs and features.

     The Company's central control system software is marketed through the Company's direct sales force. The marketing efforts for a video lottery central control system typically begin when a legislative body is considering the adoption of video lottery enabling legislation. Once enabling legislation calling for a central control system is adopted, the selection of the central control system is normally accomplished through a formal bid process that involves submission of proposals followed by a competitive evaluation period. The Company's marketing efforts for its lottery products and services also frequently involve top management in addition to the Company's marketing staff. The Company also retains persons who are registered as lobbyists in a given jurisdiction.

     The Company designed and installed software for the video lottery central control systems in South Dakota, Quebec, ALC's multi-jurisdictional system now covering four provinces in eastern Canada, Tattersalls and TABCORP in Victoria, Australia, Independent Gaming Corporation in South Australia and the Northern Territory Racing & Gaming Authority of Northern Territory, Australia, the Norwegian Red Cross and the Icelandic Gaming Fund Raising in Iceland. The Company's MasterLink(R) system is state-of-the-art technology, utilizing an IBM UNIX platform or DEC ALPHA platform as is the case with ALC, and offers customers the opportunity to operate on-line lottery functions and video lottery terminals from a single central system.

     The first video gaming machine application of the MasterLink(R) system running concurrently with the traditional on-line lottery application became operational in Delaware in December 1995, when the gaming facilities licensed by the Delaware State Lottery at two of the state's pari-mutuel tracks opened. The system is successfully reporting data from both gaming machines and spinning reel slot machines as well as the on-line lottery.

     The video gaming application of the MasterLink(R) system is being marketed as a stand-alone system under the name Advanced Gaming System. This system is modular in design and provides for the addition of expansion modules to allow for progressives, player tracking, casino management systems and slot accounting systems. The Advanced Gaming System is being marketed to new as well as existing customers.

  Product Research and Development. Video gaming customers look for a variety of features in video gaming products. The technology in current machines will develop and improve over time, forcing manufacturers to invest in ongoing game development. VLC's Winning Touch(R) gaming machine contains libraries with numerous game variations and allows for swift reprogramming to provide the newest games. In addition to offering expansive product lines, casinos require customized services for specific requests, including video graphics, game development and floor space design.

     As video gaming becomes more widespread and players become accustomed to the ever-improving graphics and interactive features of video games, the Company believes that gaming machines will make up a larger segment of the gaming environment. Because of this, the focus of research and development is shifting toward more emphasis on software development. The same shift is occurring on the central systems side as both video lottery jurisdictions and casinos demand more reporting features, downloadable games and additional forms of jackpotting and linked progressives.

  Route Operations. Through three of its subsidiaries, VLT owns, operates and maintains video lottery and amusement machines in business establishments located in three areas in southern Montana. The Company believes its route operations, in addition to generating recurring revenue and predictable operating profit, enable the Company to understand the needs and preferences of players and coin operators by providing testing grounds for new hardware and software concepts. This research enables the Company to observe player response to various terminal configurations and to use this data to improve its terminal design.

     The Company's route operations primarily utilize coin-operated video poker and video keno machines. The amusement machines consist principally of coin-operated video machines, pinball machines, pool tables, CD players and juke boxes. Based on its familiarity with the relatively small number of competitors of its route operations and its familiarity with substantially all of the potential locations for video lottery machines in the market areas, the Company believes that its route operations have a significant share of the video lottery machine market in Montana. During the year ended December 31, 1996, the route operations generated approximately $16.5 million or 9% of the Company's consolidated revenues.

     The Company enters into agreements with owners of business establishments to install video lottery and amusement machines at their businesses. The number of machines per location is determined by available space, customer base, competition, preference of the owner of the establishment, and, in the case of video lottery gaming machines, licensing limitations. The agreements typically provide for revenue sharing with the location owner based upon a percentage of the net revenues generated by the Company's machines. In certain instances, the Company or one of its subsidiaries may assist the location owner with obtaining financing relating to the location, including providing a guaranty of such financing. The agreements require the Company to install, maintain and service machines installed at the location.

UWS

  Contracts

     Domestic. UWS provides pari-mutuel wagering services to most North American customer facilities under long-term service contracts, typically with 5-7 year terms under which the Company provides the pari-mutuel wagering computer system, as well as the operations, maintenance and supervisory personnel necessary to operate the system, while the mutuel clerks who issue tickets on the teller-operated terminals to the patrons of the facility are employed by the facility. Under such service contracts, the Company at all times retains ownership of the equipment and is entitled to liquidated damages in the event a customer cancels without cause.

     Service contract revenues received by UWS from the operation of its pari-mutuel wagering systems are generally based upon a percentage of the handle, subject in most instances to minimum fees. Minimum fees under the service contracts are generally based on the number of days the facility operates, as well as other factors, including the type of system and number of terminals installed at the facility and the reliability of the predicted number of racing days to occur during the term of the contract.

     UWS makes certain warranties regarding the operation and reliability of its wagering systems. In the event of system failure, UWS is generally responsible for certain liquidated damages, subject to a maximum daily and/or annual amount. In some instances, UWS may be liable for tickets paid in error or for counterfeit tickets. Liquidated damages paid or accrued by UWS with respect to its pari-mutuel contracts during the year ended December 31, 1996 were less than 0.3% of its revenues for fiscal 1996.

     With the growth of simulcasting, many of UWS's racetrack customers and most of its OTB customers operate throughout the year. Facilities which are seasonal generally contract for services only during their operating season, allowing UWS to move its equipment and personnel to other facilities at the close of an operating season at a seasonal facility, forming "circuits" among such facilities.

     UWS provides pari-mutuel wagering services to over 120 of approximately 350 pari-mutuel facilities in North America. The installed base of terminals in use was approximately 8,200 at September 30, 1997.

     In some limited instances, North American facilities purchase a pari-mutuel wagering system from UWS. In such cases, the Company usually enters into separate service and maintenance agreements for the system.

     Until recent years, UWS had historically focused on providing services to small and medium-sized racetracks; however, since the addition of contracts with all of the Kentucky thoroughbred racetracks and the Kentucky statewide OTB network in 1994, UWS has demonstrated its ability to perform at large customer facilities. The capabilities of UWS's Horizon System were again demonstrated by handling the record-setting 123rd running of the Kentucky Derby at Churchill Downs in 1997, where $15.9 million was wagered at the track; an additional $60.7 million was wagered through hubs throughout the country for another North American single-day record of $76.6 million total combined system handle. UWS recently signed multi-year contract extensions to its existing totalisator service contracts with Churchill Downs and Turfway Park racetrack, located in Florence, Kentucky.

     International Sales. UWS has customers in international marketplaces, including Jamaica, Spain, Mexico, Argentina, Ecuador and the Philippines. Internationally, there has been growth in the utilization of on-line wagering systems in established markets. As economic and political situations improve, new market opportunities open up for U.S. suppliers in less developed countries where there is an increasing demand for advanced technology.

     Wagering systems for facilities outside of North America have generally been sold rather than operated pursuant to service contracts. Such sales have been made on a direct sale basis with payments to the Company generally made in U.S. dollars. Upon the sale of a system, UWS also charges the purchaser a license fee for use of the Company's proprietary system software and provides technical assistance and support. The personnel of the Company participate in the installation and commissioning of these systems but typically the systems are thereafter operated by the personnel of the customers who are trained at UWS serviced facilities.

  Products

     UWS introduced its System 1000 in 1981 and over the years has expanded its presence throughout the United States and Canada. Through incorporating new technology and utilizing more efficient hardware, UWS continues to offer the wagering industry an affordable sell/cash system to both small and medium-sized tracks. With approximately 1,600 System 1000 terminals in service at customer locations throughout the world, the System 1000 terminal has proven to be extremely durable in the racetrack environment. Inspection and maintenance services are performed at the Montana headquarters of the Company.

     The newest wagering system developed by UWS, the Horizon System, first introduced in 1993, features the dual-purpose VERSA(TM) terminal, which has both a self-service and teller-operated mode, allowing the racetrack to make full use of all terminals, even on slow race days. The VERSA(TM) terminal thus allows for significant labor savings and flexibility and versatility. Other terminals in the Horizon System family are the portable wireless ULTIMA(TM); the cashless account-betting PROFILE(TM); and a bill-accepting module to convert a VERSA(TM) into a touch-screen, self-service terminal. Approximately 6,600 VERSA(TM) terminals are presently in service at customer locations. In 1995, an enhanced version of the VERSA(TM) as well as a color version were developed. Those new model terminals were produced in 1996 and are in service at customer locations.

     UWS believes that its ability to attract new and retain existing wagering system customers depends in part on the continuous incorporation of innovative technological advances to improve its products lines. The Company maintains a development program directed toward new products and the improvement and refinement of its present products to expand their uses and applications.

SUNLAND PARK

     The racetrack operation of UWS, Sunland Park, is located in Sunland Park, New Mexico, adjacent to El Paso, Texas. The State of New Mexico recently voted to allow casino gaming at pari-mutuel racetracks in New Mexico, including the Company's racetrack in Sunland Park, New Mexico. The recently enacted legislation permits the Company to operate up to 300 gaming machines per pari-mutuel racetrack facility for up to twelve hours per day. The implementation of gaming is subject to the timing and satisfaction of conditions of the legislation, including the state's formation of a separate commission to oversee the gaming and other regulatory matters (including the grant of necessary licenses to the Company). Two million residents live within a 100-mile radius of Sunland Park, which area includes the cities of El Paso, Texas and Juarez, Mexico. The Company has had architectural plans developed for casino gaming at the racetrack facility and has initiated construction. Current plans call for approximately $8.0 million of capital expenditures for facility enhancements, gaming machines and related equipment.

MANUFACTURING

     The Company's manufacturing facility is located in Bozeman, Montana. The Company's manufacturing operations consist primarily of assembly and testing of its on-line lottery, video gaming and pari-mutuel wagering systems machines. The Company purchases most of the parts, components and subassemblies (some of which are designed by the Company) from outside sources and then assembles them into finished products. The Company generally uses standard parts and components that are available from multiple sources. The Company has contracted with third parties for the assembly of gaming machines, which the Company utilizes when demand exceeds the capacity of its Bozeman facility as well as when contractually required. The Company also has contracted with outside sources for the manufacture of some of its components. The Company has experienced low turnover among its work force, high quality of finished goods and low labor costs.

COMPETITION

     On-line Lottery. Competition is intense in the traditional on-line lottery business. It is not unusual in the United States for contract awards to be challenged by unsuccessful vendors. Although a growing number of jurisdictions permit lotteries, relatively few new or rebid contracts are awarded each year. Although price is a significant competitive factor, other important competitive factors are the ability to optimize lottery revenues through game design; customer marketing support; the dependability, security, technological sophistication and upgrade capability of the network; and the experience and reputation of the vendor.

     AWI's principal competitor in the on-line lottery business, GTECH, is significantly larger, having supplied lottery systems to 29 of the 38 United States on-line lottery jurisdictions. This competitor also has a substantial international presence. The market dominance of this competitor further enhances its competitive position. Other competitors include International Lottery and Totalizer Systems, Inc., Scientific Games, Inc., Autotote Corporation, International des Jeux (Lotto France), EssNet/Alcatel and several other companies.

     In jurisdictions with on-line and video lottery gaming products, the products may compete with each other for entertainment dollars spent on wagering.

     Video Gaming and Route Operations. The Company competes with domestic and foreign manufacturers of video gaming equipment and providers of traditional on-line lottery systems and casino-based gaming systems in the sale of its gaming machines and central control system software. Many of the Company's competitors have greater financial and other resources than the Company. The Company faces competition from companies marketing complete video lottery gaming systems and from companies marketing only video lottery gaming machines as well as increasing competition in the casino gaming market. Among the Company's competitors are International Game Technology, Inc., Bally Gaming, Atronic, Silicon Gaming, Spielo Gaming International, WMS Industries, Casino Data Systems, Aristocrat and GTECH.

     Significant factors which influence the purchase of gaming machines and central control systems include price, reliability, technical capability, security, overall earnings power of the product and the experience, financial condition and reputation of the manufacturer and distributor. In addition, gaming authorities may impose other qualifications and requirements on the Company and its competitors in the supply of video gaming products and services and may also consider the performance record and reputation for integrity of the vendor.

     The Company's route operations compete directly with other machine route businesses, including numerous small route operators and several route operators similar in size to the Company's route operations, and with companies selling video lottery gaming machines directly to location owners. The principal factors of competition for route operations are the reputation of the route operator and the quality and earnings potential of the machines offered by the route operator, the service provided by the route operator and the terms of its agreement with the location owner.

     Wagering Systems and Racetrack Operations. Because of the highly regulated nature of the pari-mutuel industry and critical functions of the products supplied, vendors must meet thresholds of reliability, customer service and reputation ahead of product design and price. Unexpected shutdown of a wagering system could result in significant loss of revenues so customers will typically only utilize wagering systems from suppliers with proven abilities at similar size wagering facilities (both in terms of number of terminals and total handle).

     UWS's principal competitors are Autotote, AmTote and, at some facilities, a limited number of other smaller, local and regional companies. Competition outside of North America is more fragmented, with competition being provided by several international and regional companies. No single company maintains a dominant market position internationally, although certain companies possess regional strengths.

     Sunland Park does not have direct competition for horse racing in the El Paso area, although there is an operating greyhound racing facility in Juarez, Mexico which also offers sports/race wagering on simulcast racing events and sporting events. Ruidoso Downs, a horse racing facility in Ruidoso Downs, New Mexico, competes in the same general market as Sunland Park, but currently the racing dates at the two tracks do not conflict. Also, The Downs at Albuquerque, New Mexico, historically has competed to some extent against Sunland Park, commencing in January and continuing through the end of Sunland Park's season. If the racing dates or schedules of either other track are expended or altered so that a direct conflict between Sunland Park and the others occurs, it is likely that there would be a significant effect on operations and revenues of Sunland Park.

     While Texas permits pari-mutuel wagering, there are no pari-mutuel racetracks in direct competition with Sunland Park's geographic area, although there has been some effect upon the number and quality of horses available to run at Sunland Park. Sunland Park also competes against other forms of entertainment, including sporting events. The States of New Mexico and Texas currently authorize limited forms of gambling, such as a state lottery, bingo, and Native American casinos, all of which compete for the leisure dollar and which have had a significant negative effect on attendance and handle at Sunland Park in recent years.

INTELLECTUAL PROPERTY

     The Company may seek and, in some cases, has sought, patents on some of the technology used in its products. No assurance can be given that any patent applications filed will be granted, that the patents will not be infringed or that other parties will not develop similar technology that will not violate the patents. The Company believes that its technical know-how, trade secrets and the creative skills of its personnel are more important to its success than any benefit which patent protection may afford. The Company typically requires persons such as customers, employees, licensees and subcontractors who have access to proprietary information concerning its products to sign non-disclosure agreements, which prohibit the use of this information other than for the specific purpose for which it is provided, and the Company relies on such agreements, other security measures and trade-secret laws to protect such proprietary information.

     The Company has pending applications for registration of trademarks in connection with its products in the United States, Australia and other foreign countries. The Company intends to file additional applications to register trademarks in the United States and other key jurisdictions as considered necessary. The Company also relies on the laws of trade secrets and copyright to protect its proprietary rights to its central control system software and various other software programs.

EMPLOYEES

     As of September 30, 1997, the Company employed approximately 1,250 people on a full and part-time basis. Approximately 510, 170, and 380 were employed in the on-line lottery, gaming machine and wagering systems and racetrack operations segments, respectively. Another 190 people provide corporate manufacturing, finance and administration and national marketing services to the operating segments. Of the total 1,250 people, approximately 120 are part-time employees in the wagering systems and racetrack operations segment.

     The Company has no collective bargaining agreements with any of its employees and believes that its overall relations with employees are good.

PROPERTIES

     The Company's executive offices, principal manufacturing and distribution facilities occupy approximately 82,000 square feet in a building owned by the Company and located in Bozeman, Montana. The Company leases approximately 26,000 square feet serving as a warehouse/assembly facility in the Bozeman area and approximately 8,000 square feet serving as executive offices in Atlanta, Georgia.

     The Company's on-line lottery services subsidiary, AWI, leases facilities in New Jersey located in a complex of which AWI occupies approximately 46,000 square feet and in Arden Hills, Minnesota, where AWI occupies approximately 13,000 square feet. In connection with its operations in the various jurisdictions, AWI occupies approximately 40 additional sites, most of which it holds under lease. The Company leases space in Reno (4,800 square feet) and Las Vegas (13,900 square feet), Nevada, primarily for product sales and support as well as assembly, repair and storage of video gaming machine products. Also in Bozeman, Montana, the Company leases approximately 5,300 square feet out of which it operates one of its route businesses. The Company also owns two buildings, one in Billings and one in Livingston, Montana, out of which it operates its other two route businesses. The Company leases sales and service offices in Biloxi, Mississippi, Victoria and New South Wales, Australia and Dover, Delaware.

     The Company also leases approximately 2,600 square feet of office space near Baltimore, Maryland for the administrative offices of UWS. UWS leases approximately 12,100 square feet in San Diego, California, which primarily houses the subsidiary's research and development activities. UWS leases approximately 2,900 square feet of space in Winnipeg, Canada, for administrative and repair services. The Company's racetrack facility in Sunland Park, New Mexico, rests on approximately 153 acres and contains in excess of 330,000 square feet inclusive of the grandstand, stables, barns, offices, etc. The racetrack itself is a one-mile oval track.

LEGAL PROCEEDINGS

     A class action, alleging violations of the federal antitrust laws, was filed in June 1994, in the federal district court in South Dakota against the Company and certain video lottery gaming machine operators in South Dakota by a group of other video lottery gaming machine operators, alleging, among other things, a combination and conspiracy to unlawfully restrain trade in video lottery gaming machines by fixing lease prices for such machines, allocating territories and refusing to deal with other operators. Unspecified treble damages were sought, along with injunctive relief to bar the alleged practices. On November 6, 1996, the South Dakota federal district court granted the Company's and other defendants' motion for summary judgment, dismissing, with prejudice, all claims of the plaintiffs in this matter. In December 1996, plaintiffs filed an appeal of this ruling with the Eighth Circuit of the U.S. Court of Appeals. On August 29, 1997, the Court of Appeals affirmed the judgment of the district court, and on September 29, 1997, the Court of Appeals issued an order denying a rehearing in this matter.

     On December 9, 1996, a purported class action was filed in the Court of Chancery, Delaware State Court, directing the Company and certain officers and directors of the Company to fulfill their fiduciary obligations by effecting a transaction for the acquisition of the Company. On January 2, 1997, the Company and certain other officers and directors of the Company filed a motion to dismiss the matter. This matter has been informally stayed for an indefinite period of time by agreement of the parties.

     Although the Company is a party in various other claims and legal actions arising in the ordinary course of business, in the opinion of management, after consultation with legal counsel, the ultimate disposition of these other matters will not likely have a material adverse effect on the financial position or results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is certain information concerning the executive officers and directors of the Company.

NAME                              AGE   POSITION
----                              ---   --------
Richard R. Burt(2)..............  50    Chairman and Director
Richard M. Haddrill.............  44    President and Chief Executive Officer, Treasurer and Director
James J. Davey(1)(2)............  56    Vice Chairman and Director
Patricia W. Becker(1)(2)........  45    Director
John R. Hardesty................  57    Director
William Spier(1)(2)(3)..........  62    Director
Dennis V. Gallagher.............  45    General Counsel and Secretary
Michael L. Eide.................  47    President, Video Lottery Consultants, Inc.
Susan J. Carstensen.............  35    Chief Financial Officer

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Mr. Spier has agreed to resign immediately as director of the Company and not acquire additional shares of the Common Stock for seven years if the beneficial ownership of the Selling Stockholders is reduced below 5% of the total Common Stock outstanding as a result of dispositions. If such beneficial ownership is reduced below 2% of the total Common Stock outstanding as a result of dispositions, then Mr. Spier and the Company will grant each other general releases. See "Selling Stockholders."

     Richard R. Burt became a director and chairman of the Company on December 15, 1994. Mr. Burt is a founder and the chairman of IEP Advisors, Inc. in Washington D.C., a consulting and merchant banking firm. From 1991 to 1994, Mr. Burt was a partner in McKinsey & Co., a world-wide management consulting firm. During the period from 1989 to 1991, Mr. Burt served as the Chief Negotiator in the Strategic Arms Reduction Talks (START) with the former Soviet Union. He was the U.S. Ambassador to the Federal Republic of Germany from 1985 to 1989. Mr. Burt was the Assistant Secretary of State for European and Canadian Affairs from 1983 to 1985, and served as Director of Politico-Military Affairs from 1981 to 1983. Mr. Burt also serves as the Chairman of the Board of Weirton Steel, Inc., a tin-plate manufacturer, and serves on the Boards of Directors of the Paine Webber Mutual Funds, Hollinger International, a company owning newspapers in Europe, Canada, Australia and the United States, and Archer Daniels Midland, an agri-business company. In addition, Mr. Burt is a member of the Textron Corporation's International Advisory Council and the Bank of Montreal's International Advisory Board.

     Richard M. Haddrill was appointed as chief executive officer of the Company on June 18, 1997 and as president of the Company and to its Board of Directors on August 21, 1996. He filled the Board vacancy created by the resignation of Stephen Vanderwoude. In addition, on June 18, 1997 he was appointed chief executive officer of the Company's AWI subsidiary, and has served as president of AWI since December 1996. Mr. Haddrill joined the Company in December 1994 as the Company's executive vice president of operations and chief financial officer. He served as chief financial officer until May 15, 1997. In December 1994, Mr. Haddrill was also appointed treasurer of the Company. In August 1995, Mr. Haddrill was appointed to the Board of Directors of the Company's UWS subsidiary, and assumed the position of chief executive officer of UWS in February 1996. From July 1992 until November 1994, Mr. Haddrill served as executive vice president -- corporate and president of international subsidiaries for Knowledgeware, Inc., a provider of application development software and services worldwide. Prior to joining Knowledgeware, Inc. in 1991 as an executive vice president and chief financial officer, Mr. Haddrill was the managing partner of the Colorado and New Mexico offices of the accounting firm of Ernst & Young from August 1989 to October 1991 and held various positions as a partner or employee with Ernst & Young from January 1975 to September 1989.

     James J. Davey was elected as a director of the Company effective February 25, 1993, and was elected as vice chairman on May 31, 1994. He first joined the Company as chief operating officer in October 1992. Mr. Davey served as chief executive officer from February 25, 1993 until May 31, 1994, and from February 24, 1994 until May 31, 1994, he also served as president. From October 1992 until February 1993, Mr. Davey served as president of the Company's on-line lottery services subsidiary, AWI. From 1986 to October 1992, Mr. Davey was the director for the Oregon State Lottery. From 1985 to 1986, Mr. Davey was deputy director and assistant director of administration for the Oregon State Lottery. From 1980 through 1984, Mr. Davey served as administrator for the Oregon Department of Revenue.

     Patricia W. Becker was appointed to the Board of Directors effective January 18, 1995 to fill a newly-created position thereon. Ms. Becker is a consultant to the Company and serves as chair of its Compliance Committee. Ms. Becker served as the chief of staff to Bob Miller, Governor of Nevada, from October 1993 to January 1995. Prior to that, she was senior vice president, general counsel and secretary of Harrah's Casino Hotels from June 1989 to July 1993 and vice president, general counsel and secretary from 1984 to 1989. Ms. Becker was Deputy and Chief Deputy Attorney General assigned to the Nevada Gaming Division from 1979 until she was appointed to the State Gaming Control Board, where she served until September 1984. Ms. Becker is a vice chair for the Gaming Law Section of the American Bar Association, a past president of the Nevada Trial Lawyers Association and general counsel and a trustee of the International Association of Gaming Attorneys. Ms. Becker currently serves on the Board of Directors of Fitzgeralds Gaming Company, a Nevada based company which owns casinos.

     John R. Hardesty was appointed to the Board of Directors effective December 18, 1996 to fill a vacancy thereon created by the resignation of Jeffrey D. Cushman. Mr. Hardesty is chairman of Electro Dynamics Crystal Corporation, a manufacturer of electronic components for the communication industry. Mr. Hardesty also owns 100% of Thermo Dynamics, Inc., a manufacturer of synthetic quartz for the electronics industry. He serves as a director of LeTeko, Inc., a gold exploration company. From 1988 until its sale in 1995, Mr. Hardesty was the owner and chairman of Dixson Inc., a manufacturer of electronic instruments for the heavy duty truck market and process control market.

     William Spier became a director of the Company in July 1991. Mr. Spier was chairman of DeSoto, Inc., a detergent and household cleaning products manufacturer, from May 1991 to September 27, 1996 and chief executive officer of DeSoto, Inc., from May 1991 to January 1994 and from September 1995 to September 27, 1996. He has been president and chairman of Sutton Holding Corp., a New York based investment company, since 1989. Since 1982 Mr. Spier has been a private investor. Prior to that time, he was vice chairman of Phibro-Salomon Inc., an investment banking firm. Mr. Spier is also acting chief executive officer of Integrated Technology USA, Inc., a developer and marketer of computer peripherals and telecommunication devices. Mr. Spier is also a director of Keystone Consolidated Industries, Inc., a manufacturer of steel and wire rod products, Geotek Communications, Inc., a wireless telecommunications company and Integrated Technology USA, Inc.

     Dennis V. Gallagher was appointed secretary of the Company on May 15, 1997, and as general counsel to the Company on February 10, 1997. From July 1993 until February 1997, Mr. Gallagher was vice president and general counsel of Harrah's Riverboat Casino Entertainment Division located in Memphis, Tennessee. From November 1984 until July 1993, he served as associate general counsel and assistant secretary of Harrah's Hotels and Casinos in Reno, Nevada. Mr. Gallagher was the Chief of the Investigations Division of the Nevada State Gaming Control Board from November 1983 until November 1984.

     Michael L. Eide has served as president and a director of VLC since December 1, 1994. Prior to that time, he served as treasurer and chief financial officer of the Company from May 1991 until December 1994, and assistant secretary from October 1992 through December 1994. He has also held the positions of secretary, treasurer and assistant secretary with VLC during the period November 1990 through December 1994. From 1977 to December 1988, Mr. Eide was a principal in the accounting firm of Neil, Williamson, Eide and Staker in Bozeman, Montana.

     Susan J. Carstensen was appointed chief financial officer on May 15, 1997. Ms. Carstensen was vice president, finance of the Company from November 7, 1996 to May 15, 1997. From June 1995 to November 1996 she was corporate controller for the Company. From February 1995 to June 1995 she was the director of internal audit for the Company. Ms. Carstensen was manager, cost and financial accounting for Martin Marietta Astronautics Group in Denver, Colorado from May 1991 through February 1995. From August 1985 through May 1991 Ms. Carstensen was with the accounting firm of Ernst & Young in Denver, Colorado.

                              SELLING STOCKHOLDERS

     The following table sets forth the name and the number of shares of Common Stock beneficially owned and offered hereby by each of the Selling Stockholders.

                                                              SHARES OF COMMON STOCK BENEFICIALLY
NAME OF SELLING STOCKHOLDERS                                       OWNED AND OFFERED HEREBY
----------------------------                                  -----------------------------------
William Spier(1)............................................                 222,252
  Video Investment Partners, L.P............................                 207,629
  Gabriel Capital, L.P......................................                 222,459
  Asgard Ltd................................................                 148,307
  LBN Investment Associates, L.P............................                 148,307
  Parkway M&A Capital Corporation...........................                  74,153
  Homer Noble...............................................                  74,153
  Alpine Associates, Ltd....................................                 370,766
                                                                        ------------
          Total.............................................               1,468,026
                                                                        ============

---------------

(1) At the time the Selling Stockholders acquired their shares of Common Stock in 1992, they granted Mr. Spier sole investment and voting power with respect to these shares. In February, 1993, on behalf of all of the Selling Stockholders, Mr. Spier entered into an agreement with the Company (the "Shareholders Agreement") providing for, among other things, registration rights with respect to the Common Stock owned by the Selling Stockholders and the right to board representation. Mr. Spier has exercised the right under the Shareholders Agreement to have the Selling Stockholders' Common Stock registered and the Selling Stockholders' shares are being offered for sale pursuant to the prospectus. During 1996 and 1997, Mr. Spier and William
    P. Lyons, who was appointed to the Board of Directors pursuant to the Shareholders Agreement as a designee of the Selling Stockholders, disagreed with the Company on a number of issues involving corporate governance, corporate management, board and board committee composition, strategic planning and objectives, executive compensation, and transactions between the Company and certain directors. In late 1996 and during the first half of 1997, Mr. Spier made a proposal to acquire the Company, which was not accepted by the Company's Board of Directors and was subsequently withdrawn by Mr. Spier. In June 1997, the Board of Directors did not renominate Mr. Lyons for another term as a director and Mr. Lyons subsequently resigned as of July 30, 1997. Mr. Spier has advised the Company that he believes that the Company's addition of Mr. Hardesty to the Board of Directors in 1996 and its failure to renominate Mr. Lyons constitute breaches of the Shareholders Agreement. The Company believes it has acted properly. Mr. Spier (and, prior to his resignation, Mr. Lyons) dissented from each of the proposals supported by the other members of the Board of Directors in the Company's Proxy Statement for its Annual Meeting of Stockholders held on November 14, 1997 and objected to the dissemination of the Proxy Statement. In connection with the offering of shares by the Selling Stockholders, Mr. Spier and the Company entered into an agreement providing that, if the beneficial ownership of the Selling Stockholders is reduced below 5% of the outstanding Common Stock as a result of dispositions, then (i) Mr. Spier will resign immediately as a director of the Company, and (ii) Mr. Spier will not acquire additional shares of Common Stock for seven years. The agreement further provides that if the beneficial ownership of the Selling Stockholders is reduced below 2% of the outstanding Common Stock as a result of dispositions, then the Selling Stockholders and the Company will release each other with respect to any claims they may have against each other. In addition, the agreement requires the Selling Stockholders in certain circumstances to reimburse the Company for certain of its expenses incurred in connection with this Offering. In light of the substantial public disclosure regarding the above-described disagreements between Messrs. Spier and Lyons, on the one hand, and the Company, on the other, Mr. Spier believes that this Prospectus and the Registration Statement of which it is a part, including all documents incorporated therein by reference, accurately disclose as of the date hereof all material information relevant to a decision with respect to an investment in the Shares.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Selling Stockholders, the Company, Gerard Klauer Mattison & Co., Inc. ("Gerard Klauer") and Ladenburg Thalmann & Co. Inc. ("Ladenburg") (Gerard Klauer and Ladenburg being referred to collectively as the "Underwriters"), the Selling Stockholders have agreed to sell to each of the Underwriters, and each of the Underwriters severally has agreed to purchase from the Selling Stockholders, the shares of Common Stock set forth opposite its name below:

                                                                 NUMBER OF
UNDERWRITERS                                                       SHARES
------------                                                  ----------------
Gerard Klauer Mattison & Co., Inc...........................
Ladenburg Thalmann & Co. Inc................................

                                                                 ---------

          Total.............................................     1,468,026
                                                                 =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase from the Selling Stockholders all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below), if any such shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of        per share.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 45th day subsequent to the date of this Prospectus, to purchase up to 220,204 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of the shares of Common Stock. To the extent that the Underwriters exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the percentage it is required to purchase of the total number of shares of Common Stock in the above table.

     The Company and its directors and executive officers have agreed that they will not offer, sell or contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 120 days after the date of this Prospectus, except for (i) the shares of Common Stock offered hereby, (ii) the issuance of shares by the Company pursuant to stock options, (iii) the issuance of shares or options by the Company pursuant to employee benefit, stock option or ownership plans of the Company outstanding or in effect on the date of this Prospectus, and (iv) the issuance of options pursuant to an employee stock option plan that is adopted during such 120-day period on substantially the same terms as any such plan in effect on the date of this Prospectus (so long as such options may not be exercised prior to the end of such 120-day period) without the prior written consent of the Underwriters.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or contribute to payments the Underwriters may be required to make in respect thereof. In addition, the Selling Stockholders have agreed to reimburse the Underwriters' expenses up to $150,000.

     In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     The Selling Stockholders have engaged Ladenburg to provide to the Selling Stockholders investment advisory services in connection with a possible acquisition of the Company by the Selling Stockholders. In connection therewith, the Selling Stockholders made a proposal to acquire the Company which was subsequently withdrawn. Ladenburg has received customary fees in connection with the services rendered to the Selling Stockholders.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the Common Stock offered hereby will be passed upon for the Company by Rogers & Hardin LLP, Atlanta, Georgia. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Video Lottery Technologies, Inc. and subsidiaries as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996 have been included in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing herein upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Video Lottery Technologies, Inc. and subsidiaries as of September 30, 1997 and 1996 and for the nine months ended September 30, 1997 and 1996 have been included in this Prospectus, and such statements are unaudited and were prepared by the Company.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Financial Statements (audited):
  Independent Auditors' Report..............................  F-2
  Consolidated Financial Statements:
     Statements of Operations for the years ended December
      31, 1996, 1995 and 1994...............................  F-3
     Balance Sheets as of December 31, 1996 and 1995........  F-4
     Statements of Stockholders' Equity for the years ended
      December 31, 1996, 1995 and 1994......................  F-5
     Statements of Cash Flows for the years ended December
      31, 1996, 1995 and 1994...............................  F-6
  Notes to Consolidated Financial Statements................  F-7
Consolidated Financial Statements (unaudited):
  Statements of Earnings for the nine months ended September
     30, 1997 and 1996, three months ended September 30,
     1997 and 1996..........................................  F-24
  Balance Sheets for the years ended September 30, 1997 and
     December 31, 1996......................................  F-25
  Statement of Stockholders' Equity for the nine months
     ended September 30, 1997...............................  F-26
  Statements of Cash Flows for the nine months ended
     September 30, 1997 and 1996............................  F-27
  Notes to Financial Statements.............................  F-28

     All schedules are omitted because the information prescribed thereon is not applicable or required or is furnished in the consolidated financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Video Lottery Technologies, Inc.:

     We have audited the accompanying consolidated balance sheets of Video Lottery Technologies, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Video Lottery Technologies, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ KPMG PEAT MARWICK LLP
                                          --------------------------------------

Billings, Montana
February 28, 1997

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEARS ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                           1996           1995           1994
                                                       ------------   ------------   ------------
REVENUES
  On-line lottery....................................  $ 88,842,968   $ 91,653,710   $101,559,326
  Gaming machine and route operations................    60,186,249     61,397,937     68,571,177
  Wagering systems and racetrack operations..........    27,651,989     28,110,605     18,651,802
                                                       ------------   ------------   ------------
          Total revenues.............................   176,681,206    181,162,252    188,782,305
                                                       ------------   ------------   ------------
COSTS AND EXPENSES:
  On-line lottery....................................    59,332,807     59,438,258     62,396,996
  Gaming machine and route operations................    32,910,623     35,991,531     39,814,825
  Wagering systems and racetrack operations..........    20,103,761     22,286,127     13,991,770
  Selling, general and administrative................    28,697,610     31,139,361     34,000,545
  Research and development...........................     7,969,025      8,887,785      8,513,137
  Other charges......................................    34,135,000      2,762,667     23,994,000
  Depreciation and amortization......................    23,822,437     22,587,049     20,694,018
                                                       ------------   ------------   ------------
          Total costs and expenses...................   206,971,263    183,092,778    203,405,291
                                                       ------------   ------------   ------------
Loss from operations.................................   (30,290,057)    (1,930,526)   (14,622,986)
                                                       ------------   ------------   ------------
OTHER INCOME (EXPENSE):
  Interest and other income..........................     1,059,794      1,243,471      1,445,688
  Interest expense...................................    (3,753,555)    (3,077,183)    (1,687,441)
                                                       ------------   ------------   ------------
                                                         (2,693,761)    (1,833,712)      (241,753)
                                                       ------------   ------------   ------------
Loss before income taxes and extraordinary items.....   (32,983,818)    (3,764,238)   (14,864,739)
Income tax benefit (expense).........................     8,752,842        846,374     (1,303,034)
                                                       ------------   ------------   ------------
Net loss from operations.............................   (24,230,976)    (2,917,864)   (16,167,773)
Reversal of (provision for) loss on discontinuance of
  wagering systems operations, net...................     5,482,279     (5,482,279)            --
                                                       ------------   ------------   ------------
Net loss before extraordinary items..................   (18,748,697)    (8,400,143)   (16,167,773)
Extraordinary gain, net..............................     4,014,050             --             --
                                                       ------------   ------------   ------------
Net loss.............................................  $(14,734,647)  $ (8,400,143)  $(16,167,773)
                                                       ============   ============   ============
Net earnings (loss) per share:
  From continuing operations.........................        $(2.27)         $(.28)        $(1.54)
  From discontinued operations.......................           .51           (.51)            --
  From extraordinary items...........................           .38             --             --
                                                       ------------   ------------   ------------
                                                             $(1.38)         $(.79)        $(1.54)
                                                       ============   ============   ============
Weighted average shares outstanding..................    10,698,926     10,608,472     10,506,687
                                                       ============   ============   ============

          See accompanying notes to consolidated financial statements.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1996           1995
                                                              ------------   ------------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................  $  4,321,884   $  1,992,667
  Restricted short-term deposits............................     1,364,231      3,768,385
  Accounts receivable, net..................................    19,352,571     22,254,361
  Current installments of notes receivable, net.............     2,818,371      2,814,814
  Inventories...............................................    18,296,801     26,399,936
  Prepaid expenses..........................................     1,027,256      1,261,963
  Income tax refund receivable..............................     3,551,415      2,431,068
  Deferred income taxes.....................................    15,499,722      7,732,606
                                                              ------------   ------------
          Total current assets..............................    66,232,251     68,655,800
                                                              ------------   ------------
Property, plant and equipment...............................   153,123,865    132,325,663
  Less accumulated depreciation.............................   (78,416,733)   (60,493,819)
                                                              ------------   ------------
          Net property, plant and equipment.................    74,707,132     71,831,844
                                                              ------------   ------------
Restricted cash deposits....................................     2,521,075        817,024
Notes receivable, excluding current installments............     2,216,074      3,101,503
Goodwill, net...............................................    10,133,364     10,952,241
Intangible and other assets, net............................    12,232,860     10,492,573
                                                              ------------   ------------
                                                              $168,042,756   $165,850,985
                                                              ============   ============
                                       LIABILITIES
Current liabilities:
  Notes payable.............................................  $  7,650,000   $  8,250,000
  Current installments of long-term debt....................    10,604,402      9,588,708
  Accounts payable..........................................     6,645,855     15,490,638
  Accrued expenses..........................................    13,247,658     15,339,707
                                                              ------------   ------------
          Total current liabilities.........................    38,147,915     48,669,053
                                                              ------------   ------------
Long-term debt, excluding current installments..............     9,312,371     12,884,564
Due to EDS..................................................    38,025,010             --
Other liabilities...........................................            --     10,000,000
Deferred income taxes.......................................    10,326,000      7,849,206
                                                              ------------   ------------
          Total liabilities.................................    95,811,296     79,402,823
                                                              ------------   ------------
Commitments and contingencies (Note 13)

                                  STOCKHOLDERS' EQUITY

Preferred stock, $.01 par value. Authorized 10,000,000
  shares; no shares issued..................................            --             --
Series A Junior Preferred stock, $.01 par value, convertible
  non-cumulative. Authorized 1,912,728 shares...............        19,127         19,127
Common stock, $.01 par value. Authorized 25,000,000
  shares....................................................       108,292        106,821
Paid-in capital.............................................    97,764,970     97,284,358
Deferred restricted stock compensation......................      (417,129)      (452,991)
Accumulated deficit.........................................   (25,243,800)   (10,509,153)
                                                              ------------   ------------
          Total stockholders' equity........................    72,231,460     86,448,162
                                                              ------------   ------------
                                                              $168,042,756   $165,850,985
                                                              ============   ============

          See accompanying notes to consolidated financial statements.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                SERIES A
                                PREFERRED    COMMON                     RESTRICTED                        TOTAL
                                  STOCK       STOCK       PAID-IN      STOCK COMPEN-   ACCUMULATED    STOCKHOLDERS'
                                PAR VALUE   PAR VALUE     CAPITAL         SATION         DEFICIT         EQUITY
                                ---------   ---------   ------------   -------------   ------------   -------------
December 31, 1993.............   $    --    $123,188    $ 94,032,726    $        --    $ 14,058,763   $108,214,677
Net loss......................        --          --              --             --     (16,167,773)   (16,167,773)
Restricted stock issued.......        --       1,700       1,694,550     (1,696,250)             --             --
Amortization of deferred
  restricted stock
  compensation................        --          --              --        169,714              --        169,714
Stock redemption..............        --     (24,582)    (65,117,241)            --              --    (65,141,823)
Stock issued, net of issue
  costs.......................    19,127       5,455      66,427,887             --              --     66,452,469
Stock issued under stock
  purchase plan...............        --         337         272,299             --              --        272,636
Stock options exercised.......        --         237         326,420             --              --        326,657
                                 -------    --------    ------------    -----------    ------------   ------------
December 31, 1994.............    19,127     106,335      97,636,641     (1,526,536)     (2,109,010)    94,126,557
Net loss......................        --          --              --             --      (8,400,143)    (8,400,143)
Amortization of deferred
  restricted stock
  compensation................        --          --              --        323,545              --        323,545
Rescission of deferred
  restricted stock
  compensation................        --        (500)       (749,500)       750,000              --             --
Stock issued under stock
  purchase plan...............        --         986         397,217             --              --        398,203
                                 -------    --------    ------------    -----------    ------------   ------------
December 31, 1995.............    19,127     106,821      97,284,358       (452,991)    (10,509,153)    86,448,162
Net loss......................        --          --              --             --     (14,734,647)   (14,734,647)
Deferred restricted stock
  compensation................        --         300         132,900         35,862              --        169,062
Stock issued under stock
  purchase plan...............        --       1,171         347,712             --              --        348,883
                                 -------    --------    ------------    -----------    ------------   ------------
December 31, 1996.............   $19,127    $108,292    $ 97,764,970    $  (417,129)   $(25,243,800)  $ 72,231,460
                                 =======    ========    ============    ===========    ============   ============

                                         1994                           1995                           1996
                             ----------------------------   ----------------------------   ----------------------------
SHARES AMOUNTS OUTSTANDING      SERIES A         COMMON        SERIES A         COMMON        SERIES A         COMMON
          BALANCE            PREFERRED STOCK     STOCK      PREFERRED STOCK     STOCK      PREFERRED STOCK     STOCK
---------------------------  ---------------   ----------   ---------------   ----------   ---------------   ----------
Beginning of year..........            --      12,318,805      1,912,728      10,633,544      1,912,728      10,682,109
Sale of stock..............     1,912,728         545,454             --              --             --              --
Stock issued under stock
  purchase plan............            --          33,742             --          98,565             --         117,075
Stock redemption...........            --      (2,458,182)            --              --             --              --
Restricted stock issued
  (rescinded)..............            --         170,000             --         (50,000)            --          30,000
Stock options exercised....            --          23,725             --              --             --              --
                               ----------      ----------      ---------      ----------      ---------      ----------
End of year................     1,912,728      10,633,544      1,912,728      10,682,109      1,912,728      10,829,184
                               ==========      ==========      =========      ==========      =========      ==========

          See accompanying notes to consolidated financial statements.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       1996            1995            1994
                                                   ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................  $(14,734,647)   $ (8,400,143)   $(16,167,773)
  Adjustments to reconcile net loss to net cash
     provided by operating activities:
     (Reversal of) provision for loss on sale of
       wagering systems operations...............    (5,482,279)      5,482,279              --
     Depreciation and amortization...............    23,822,437      22,587,049      20,694,018
     Other charges...............................    34,135,000       2,762,667      23,994,000
     Extraordinary gain, net.....................    (4,014,050)             --              --
     Other, net..................................        78,447         (50,856)          4,418
  Changes in operating assets and liabilities:
     Sales of receivables........................     1,466,952       2,339,710       4,311,874
     Receivables, net............................     1,942,256      (7,502,586)     (6,312,382)
     Inventories.................................    (3,488,868)      6,923,294     (26,066,800)
     Prepaid expenses............................       234,707         103,334         (27,995)
     Accounts payable............................     2,006,279     (12,616,174)     18,538,836
     Accrued expenses............................   (10,853,878)     (7,044,732)     (7,152,483)
     Deferred and refundable income taxes........    (6,410,669)     (2,640,409)        351,387
                                                   ------------    ------------    ------------
Net cash provided by operating activities........    18,701,687       1,943,433      12,167,100
                                                   ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...........................   (25,522,476)    (19,046,937)    (13,332,480)
  Expenditures on intangible and other noncurrent
     assets .....................................   (10,037,063)     (3,540,804)     (7,058,678)
  Acquisition of business operations, net of cash
     acquired....................................            --              --     (26,969,161)
  Proceeds from sales of equipment...............       109,440         386,063         357,287
  Change in restricted cash deposits.............       700,103         181,728       7,298,152
  Maturities (purchases) of available-for-sale
     securities, net of purchases................            --              --      24,607,595
                                                   ------------    ------------    ------------
Net cash used in investing activities............   (34,749,996)    (22,019,950)    (15,097,285)
                                                   ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments) proceeds from notes payable to
     banks.......................................      (600,000)      8,250,000              --
  Proceeds from issuance of long-term debt.......     4,364,424      24,286,477         213,900
  Repayments of long-term debt...................   (13,078,791)    (14,735,245)     (4,055,255)
  Amounts payable to EDS.........................    27,343,010              --              --
  Common stock sold under employee benefit
     plans.......................................       348,883         398,203         599,293
  Sale of stock, net.............................            --              --      66,452,469
  Redemption of common stock.....................            --              --     (65,141,823)
                                                   ------------    ------------    ------------
Net cash provided by (used in) financing
  activities.....................................    18,377,526      18,199,435      (1,931,416)
                                                   ------------    ------------    ------------
Net increase (decrease) in cash and cash
  equivalents....................................     2,329,217      (1,877,082)     (4,861,601)
                                                   ------------    ------------    ------------
Cash and cash equivalents, beginning of year.....     1,992,667       3,869,749       8,731,350
                                                   ------------    ------------    ------------
Cash and cash equivalents, end of year...........  $  4,321,884    $  1,992,667    $  3,869,749
                                                   ============    ============    ============

          See accompanying notes to consolidated financial statements.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include the accounts of Video Lottery Technologies, Inc. and subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     Revenue Recognition. Revenue from the sale of gaming machines, on-line lottery terminals and related parts is recognized primarily upon delivery to the customer. Revenue from sales of on-line lottery and video gaming central site systems and equipment is recognized using the percentage of completion method of accounting for long-term construction type contracts where costs to complete can reasonably be estimated or upon acceptance of the system when costs to complete cannot reasonably be estimated. Prior to revenue recognition on system sales, costs incurred are applied against progress billings and recorded as a net accrued liability or other current asset as appropriate.

     On-line lottery and wagering systems revenues are recognized as the services are performed and primarily relate to revenues from long-term contracts which require installation and operation of on-line lottery and pari-mutuel wagering networks. Revenues under these contracts are generally based on a percentage of sales volume, which may fluctuate over the life of the contracts.

     Route operations revenue consists primarily of video machine gaming wagers, net of payouts and state gaming taxes.

     Revenue from racetrack operations is generated primarily from ownership and operation of a racetrack in Sunland Park, New Mexico.

     Equipment leased to others is accounted for as operating leases, whereby monthly rentals are recorded as income when earned.

     Cash and Cash Equivalents. Cash deposits and all highly liquid debt instruments with maturities of three months or less are considered cash equivalents in the statements of cash flows.

     Restricted deposits. Cash deposits expected to be refunded or released within one year are considered restricted short-term deposits. The deposits are primarily for bonds that are required by customers for proposals and long-term contracts.

     Inventories. Inventories are carried at the lower of cost or market value. Cost is determined using the first-in, first-out method and includes materials, labor, allocated indirect manufacturing overhead as well as initial tooling and other setup charges.

     Accounts and Notes Receivable. Accounts and notes receivable are recorded at cost, less the related allowance for impaired notes receivable. (See Note 5.)

     Property, Plant and Equipment. Property, plant and equipment is stated at cost. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the beginning of the lease term or the fair market value of the asset at the inception of the lease.

     Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets or the life of the related contract (including contract extensions) as follows:

                            ITEM                              ESTIMATED LIFE
                            ----                              --------------
Wagering systems and on-line lottery equipment..............     3-7 years
Buildings and improvements..................................    7-40 years
Machinery and equipment.....................................    3-10 years
Game operations equipment...................................       7 years
Furniture and fixtures......................................    5-10 years

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

     Equipment under capital leases is depreciated on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

     The Company in 1996 reclassified approximately $2,400,000 of on-line lottery equipment from property, plant and equipment to inventories held for sale. (See Note 15.)

     Goodwill, Intangible and Other Assets. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, currently estimated at 15 years from acquisition date May 1994 (see Note 2). Intangible and other assets are stated at cost net of accumulated amortization. Intangible and other assets are amortized over their respective economic useful lives ranging up to 10 years. Accumulated amortization of Goodwill, Intangible and other assets was approximately $12,100,000 and $7,594,000 at December 31, 1996 and 1995, respectively. In 1994, the Company recorded impairment losses on goodwill based on estimates of discounted future operating cash flows related to the asset. In June 1995, the Company adopted Statement of Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (the "Statement"). The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of these expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the asset is considered "impaired" and an impairment loss is recognized. Measurement of the impairment loss amount is based on the fair value of the asset. Fair value is measured based on the present value of the expected future net cash flows calculated using a discount rate commensurate with the risks involved.

     Foreign Currency Translations and Transactions. Gains and losses from foreign currency transactions and remeasurements are included in results of operations.

     Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portions of these deferred tax assets and liabilities are classified in the balance sheet based on the respective classification of the assets and liabilities which give rise to such deferred income taxes.

     Earnings per Common Share. Earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding and the common stock equivalents of convertible preferred stock and stock options outstanding using the treasury stock method. Common stock equivalents are excluded from the loss per share calculation when the effect is antidilutive.

     Fair Value of Financial Instruments. The carrying value of financial instruments, consisting primarily of cash, accounts receivable and accounts payable, approximates fair value due to the liquid nature of the instruments. (See Notes 5 and 10 for fair value estimates of notes receivable and long-term debt.)

     Stock based compensation plans. The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock based compensation plan. Accordingly, no compensation cost has been recognized for options granted under the plans. (See Note 12.)

     Reclassifications. Certain reclassifications have been made to the 1995 and 1994 amounts to conform to the 1996 presentation. (See Note 2.)

     Management Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  DISCONTINUED OPERATIONS SUBSEQUENTLY RETAINED/EXTRAORDINARY ITEM

     On May 3, 1994, the Company completed the purchase of all of the outstanding stock of United Wagering Systems, Inc. ("UWS"). UWS is involved in the design, manufacture, operation, sale and lease of computerized wagering systems, primarily pari-mutuel wagering systems, and the ownership and operation of a racetrack facility. The original purchase price of $29,600,000 included $19,600,000 in cash and the issuance of $10,000,000 notes, payable over a three-year period.

     During the fourth quarter 1994 and the first quarter 1995, certain negative developments affecting UWS and the pari-mutuel wagering industry became increasingly apparent. These developments included a significant decline in the gross revenues at pari-mutuel wagering and other facilities, sharp reductions in gross margins and the failure of various state legislative initiatives authorizing the introduction of gaming devices at tracks to occur as anticipated. The Company's investment in Goodwill, net of amortization, attributable to the wagering systems segment of UWS of $17,300,000 was written off in the fourth quarter of 1994, leaving approximately $11,700,000 of Goodwill associated with the racetrack operations segment of UWS.

     During 1995, the Company did not pay principal and interest obligations under the terms of the promissory notes to the sellers in the aggregate amount of $10,000,000 made in conjunction with the acquisition of UWS in May 1994. On March 25, 1996, the Company reached an agreement with the sellers settling all outstanding claims and disputes, including dismissal of all outstanding litigation, resulting in a $4,014,050 gain on debt extinguishment. (See Note 10.)

     The Company, in the fourth quarter 1995, made a decision to sell UWS, exclusive of the racetrack in Sunland Park, New Mexico. The Company entered into a non-binding letter of intent in the fourth quarter 1995 for the sale of this segment; however, this transaction was abandoned because final terms could not be negotiated. The Company continued to review other potential opportunities for the sale of this operation through the second quarter 1996; however, due to operational improvements and industry and market conditions, the Company decided to no longer actively pursue the disposal of the wagering systems segment. In accordance with the requirements outlined in Financial Accounting Standards Board Emerging Issues Task Force issue No. 90-16 "Accounting for Discontinued Operations Subsequently Retained," the results of operations of the wagering systems segment have been reclassified to continuing operations in all periods presented. The estimated provision for loss on disposal of $5,482,279, recorded in 1995, was reversed in the third quarter 1996. Concurrent with the reversal, the Company recorded an impairment charge on certain long-lived assets of the wagering systems segment of approximately $2,800,000. Additionally, in 1996 the Company implemented a restructuring plan of the manufacturing and repair and maintenance operations of the wagering systems segment inclusive of closing a facility in Shepherd, Montana. The manufacturing of wagering system terminals will be performed in the Company's Bozeman, Montana facility. Costs and expenses recorded in the third quarter 1996 for the restructuring plan were approximately $300,000.

(3)  BUSINESS SEGMENTS

     The Company operates principally in three business segments: the sale, design, manufacture, installation and operation of on-line lotteries; the design, manufacture, marketing and leasing of gaming machines and central control systems and related services; and the design, manufacture, sale and operation of computerized pari-mutuel wagering systems for dog and horse racing tracks. These segments operate throughout the United States and on a limited international basis.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                                YEARS ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                           1996           1995           1994
                                                       ------------   ------------   ------------
Revenues:
On-line lottery......................................  $ 88,842,968   $ 91,653,710   $101,559,326
Gaming machine and route operations..................    64,530,676     62,889,528     83,249,299
Wagering systems and racetrack operations............    27,651,989     28,110,605     18,651,802
  Less intercompany revenues.........................    (4,344,427)    (1,491,591)   (14,678,122)
                                                       ------------   ------------   ------------
          Total revenues.............................  $176,681,206   $181,162,252   $188,782,305
                                                       ============   ============   ============
Operating profit:
On-line lottery......................................  $ 15,262,606   $ 19,745,027   $ 24,203,095
Gaming machine and route operations..................    22,353,843     21,920,030     28,344,614
Wagering systems and racetrack operations............     2,462,421      1,166,720        823,969
  Less intercompany operating profit (loss)..........       432,708     (1,972,490)    (1,486,982)
                                                       ------------   ------------   ------------
          Total operating profit.....................  $ 40,511,578   $ 40,859,287   $ 51,884,696
                                                       ============   ============   ============
Capital expenditures:
On-line lottery......................................  $ 16,270,712   $  8,079,300   $  7,080,663
Gaming machine and route operations..................     5,809,103      5,353,786      2,403,181
Wagering systems and racetrack operations............     3,455,358      4,762,307      3,846,948
Corporate............................................       402,877      1,352,647      1,284,709
  Less intercompany step-up in basis.................      (415,574)      (501,103)    (1,283,021)
                                                       ------------   ------------   ------------
          Total capital expenditures.................  $ 25,522,476   $ 19,046,937   $ 13,332,480
                                                       ============   ============   ============
Depreciation and amortization:
On-line lottery......................................  $ 14,247,555   $ 14,242,014   $ 13,237,470
Gaming machine and route operations..................     4,908,125      3,772,100      3,424,638
Wagering systems and racetrack operations............     5,085,807      4,657,756      3,836,063
Corporate............................................       501,481        620,931        486,193
  Less depreciation on intercompany step-up basis....      (920,531)      (705,752)      (290,346)
                                                       ------------   ------------   ------------
          Total depreciation and amortization........  $ 23,822,437   $ 22,587,049   $ 20,694,018
                                                       ============   ============   ============
Identifiable assets:
On-line lottery......................................  $ 62,349,531   $ 77,547,719   $ 68,292,863
Gaming machine and route operations..................    45,656,205     34,904,859     47,149,696
Wagering systems and racetrack operations............    42,692,115     46,106,131     49,261,426
Corporate............................................    19,066,692      9,546,562     11,770,845
  Less intercompany step-up in basis.................    (1,721,787)    (2,254,286)    (2,443,218)
                                                       ------------   ------------   ------------
     Total identifiable assets.......................  $168,042,756   $165,850,985   $174,031,612
                                                       ============   ============   ============

     Intercompany revenues and expenses from transactions between subsidiaries are eliminated in consolidation. Operating profit is defined as revenues less cost of sales, depreciation and amortization and excludes other special charges.

     Included in the on-line lottery segment is revenue from equipment sales of approximately $4,408,000, $5,314,000 and $9,940,000 and costs and expenses associated with equipment sales revenue of approximately $3,062,000, $4,267,000 and $8,235,000 in the years ended December 31, 1996, 1995 and 1994, respectively.

     The gaming machine segment includes operating lease revenue of approximately $10,726,000, $6,783,000 and $6,047,000 and revenues from royalties of approximately $627,000, $3,600,000 and $7,200,000 in the years ended December 31, 1996, 1995 and 1994, respectively.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

     Included in the wagering systems segment is revenue from equipment sales of approximately $2,140,000, $2,124,000 and $2,330,000 and costs and expenses associated with equipment sales revenue of approximately $1,295,000, $1,133,000 and $1,143,000 in the years ended December 31, 1996, 1995 and eight months ended December 31, 1994, respectively.

     Revenue related to racetrack operations was approximately $7,153,000, $7,968,000 and $4,821,000 and operating losses related to racetrack operations were approximately $(1,569,000), $(1,327,000), and $(874,000) in the years ended
December 31, 1996, 1995 and the eight months ended December 31, 1994, respectively.

     Total identifiable assets of the racetrack operations were approximately $22,710,000, $23,889,000 and $22,255,000 at December 31, 1996, 1995 and 1994,
respectively.

(4)  REVENUE CONCENTRATION

     The Company had revenues from customers or distributors within a specific jurisdiction which accounted for more than 10% of the Company's gaming machine and route operations revenues approximately as follows:

                                                   YEARS ENDED DECEMBER 31,
                                 ------------------------------------------------------------
                                        1996                 1995                 1994
                                 ------------------   ------------------   ------------------
                                   AMOUNT       %       AMOUNT       %       AMOUNT       %
                                 -----------   ----   -----------   ----   -----------   ----
Montana........................  $19,748,000   32.8   $19,523,000   31.2   $17,927,000   26.1
Quebec.........................    2,169,000    3.6    12,291,000   19.6    10,532,000   15.4
Louisiana......................    1,389,000    2.3     8,999,000   14.4    12,044,000   17.6
Oregon.........................    7,090,000   11.7     6,054,000    9.7     4,327,000    6.3

     Montana revenue includes total revenues from route operations of approximately $16,548,000, $15,269,000 and $15,422,000 in the years ended
December 31, 1996, 1995 and 1994, respectively.

     The Company derives on-line lottery revenue from contracts ranging from one to five years with varying options for extensions and renewals and from on-line lottery system software and equipment sales from customers in ten individual states and three international jurisdictions. For the years ended December 31, 1996, 1995 and 1994, the following customers accounted for more than 10% of the Company's on-line lottery revenue:

                                            1996                 1995                 1994
                         CONTRACT    ------------------   ------------------   ------------------
                        EXPIRATION     AMOUNT       %       AMOUNT       %       AMOUNT       %
                        ----------   -----------   ----   -----------   ----   -----------   ----
Florida...............     6/96      $30,203,000   34.0   $35,247,000   38.5   $37,692,000   37.1
Pennsylvania..........    12/98       23,164,000   26.1    22,101,000   24.1    22,229,000   21.9

     The Company's contract with the Washington State Lottery expired in June 1996. The expired contract accounted for approximately $5,739,000 (6.5%) of the lottery services revenue in 1996, $10,382,000 (11.3%) in 1995 and $10,930,000
(10.8%) in 1994. The expiration date of the current contract with the Florida Lottery was extended from June 30, 1996, as a result of a delay of the award of a new contract. On October 31, 1996, the Company was notified by the Florida Lottery that the Company has been selected as the most highly qualified bidder for the award of a new five-year on-line lottery contract. A competitor, GTECH Corporation, has protested the Florida Lottery's selection of the Company. Pending resolution of the protest, the Company will commence contract negotiations. Under the terms of the request for proposal, sizable capital expenditures in excess of current credit facilities would be required to fulfill its terms. The availability of and terms of new financing are subject to numerous uncertainties and cannot be reasonably predicted.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

     Export Sales. The Company had total export sales from the United States of approximately $28,600,000, $30,200,000 and $38,500,000 during the years ended December 31, 1996, 1995 and 1994, respectively.

(5)  NOTES AND ACCOUNTS RECEIVABLE

     A summary of receivables follows:

                                                                 DECEMBER 31,
                                                        ------------------------------
                                                            1996              1995
                                                        ------------      ------------
Trade.................................................  $ 20,438,177      $ 23,423,223
Notes receivable......................................     5,260,118         7,783,514
Accrued interest......................................         5,415           113,621
                                                        ------------      ------------
                                                          25,703,710        31,320,358
Less allowance for doubtful accounts..................    (1,316,694)       (3,149,680)
Less current portion..................................   (22,170,942)      (25,069,175)
                                                        ------------      ------------
                                                        $  2,216,074      $  3,101,503
                                                        ============      ============

     The Company finances sales of gaming machine equipment to certain customers meeting minimum credit standards. Installment notes bear interest at interest rates of up to 18% and generally mature within one to five years.

     At December 31, 1996, approximately 39% of the Company's receivables were from various governments or their designated agencies. The Company estimates the fair value of gross notes receivable at December 31, 1996 to approximate carrying value. This estimate is based on current discount rates for instruments of similar credit quality available in the secondary market.

(6)  INVENTORIES

     A summary of inventories, net of valuation reserves, follows:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                             1996             1995
                                                          -----------      -----------
Manufacturing:
  Raw materials.........................................  $ 5,461,972      $15,159,742
  Work-in-process.......................................      733,436          673,082
  Finished goods........................................   11,321,877        8,602,181
Customer service and other..............................      779,516        1,964,931
                                                          -----------      -----------
                                                          $18,296,801      $26,399,936
                                                          ===========      ===========

     The Company had reserves for inventories of approximately $14,200,000 and $5,200,000 at December 31, 1996 and 1995, respectively, primarily related to finished goods. At December 31, 1996, the Company had approximately 500 finished gaming machines located in various casino gaming locations, under trial arrangements with customers, included in inventory.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

(7)  PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment follows:

                                                                 DECEMBER 31,
                                                        ------------------------------
                                                            1996              1995
                                                        ------------      ------------
Wagering systems and on-line lottery equipment........  $103,572,304      $ 88,207,880
Land, buildings and improvements......................    14,280,158        14,201,871
Machinery and equipment...............................     5,931,264         5,046,108
Game operations equipment.............................    27,676,069        23,507,049
Furniture and fixtures................................     1,664,070         1,362,755
                                                        ------------      ------------
                                                        $153,123,865      $132,325,663
                                                        ============      ============

     In 1996, the Company transferred on-line lottery equipment with a net book value of approximately $2,400,000 to inventories held for sale in conjunction with the termination of an on-line lottery contract. During 1995 and 1994, the Company transferred approximately $1,030,000 and $1,221,000, respectively, of game operations equipment from inventory to property, plant and equipment in conjunction with leasing activities and $3,900,000 and none, respectively, from inventory to property and equipment in connection with installations of terminals under on-line lottery contracts. Other additions to game operations equipment and on-line lottery equipment in the three-years ended December 31, 1996, are included in the Consolidated Statement of Cash Flows.

     Game operations equipment at December 31, 1996 and 1995 includes gaming machines with an aggregate cost of approximately $20,866,000 and 16,972,000, respectively, and carrying value of approximately $11,900,000 and $10,837,000, respectively, which is being leased to customers. For the years ended December 31, 1996, 1995 and 1994, depreciation expense on this equipment was approximately $2,830,000, $2,021,000 and $1,710,000, respectively. Two lease agreements provide rent payments to the Company based on a percentage of net gaming receipts. One agreement is on a month-to-month basis, the other is for a five-year period ending in December 2000 with provisions for three one-year extensions. Another agreement is a master lease whereby individual terminal shipment lease terms are for one year, with four consecutive automatic one-year renewals with decreasing lease payments, with an option by the lessee to terminate the lease at the end of each such year. Future lease receipts, by the Company, under the contractual lease agreements, assuming renewals, based on the terminals accepted through December 31, 1996, are approximately as follows:

YEAR ENDING DECEMBER 31,
------------------------
       1997.................................................  $ 7,292,000
       1998.................................................    5,167,000
       1999.................................................    4,235,000
       2000.................................................    3,565,000
       2001.................................................      386,000
                                                              -----------
                                                              $20,645,000
                                                              ===========

     Lease income was approximately $10,726,000, $6,783,000 and $6,047,000 in 1996, 1995 and 1994, respectively.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

(8)  INTANGIBLE AND OTHER ASSETS

     A summary of intangible and other assets, net of amortization, follows:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                             1996             1995
                                                          -----------      -----------
Software development costs..............................  $ 9,059,037      $ 6,679,014
Deferred start-up costs and other.......................    2,646,043        2,260,780
Non-compete agreements..................................      527,780        1,552,779
                                                          -----------      -----------
                                                          $12,232,860      $10,492,573
                                                          ===========      ===========

     The Company capitalized approximately $4,124,000, $2,675,000 and $5,154,000 of software development costs in the years ended December 31, 1996, 1995 and 1994, respectively. The costs are primarily related to the development of the MasterLink(R) system.

     Total amortization expense of intangible and other assets (including Goodwill) was approximately $4,229,000, $3,454,000 and $3,091,000 in 1996, 1995
and 1994, respectively. Amortization of software development costs, included in total amortization of intangible and other assets, was approximately $1,266,000, $941,000 and $233,000 in 1996, 1995 and 1994, respectively.

     Management estimates that all capitalized development and deferred start-up costs will be recovered through operations. Should plans for a jurisdiction, product or product enhancements be abandoned or otherwise expire, the related costs are expensed. (See Note 15.)

(9)  LEASE OBLIGATIONS

     The Company has noncancelable operating leases for office space, equipment and vehicles which expire at various dates over the next five years. Future minimum lease payments under noncancelable operating leases as of December 31, 1996, including leases to be assumed by the Company in conjunction with the settlement agreement between the Company and EDS (see Note 16), are approximately as follows:

  YEAR ENDING DECEMBER 31,
  ------------------------
         1997................................................  $2,754,000
         1998................................................   2,276,000
         1999................................................     968,000
         2000................................................     518,000
         2001................................................      93,000
                                                               ==========

     In 1996, 1995 and 1994, rental expense was approximately $752,000, $633,000 and $1,709,000, respectively.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

(10)  LONG-TERM DEBT

     A summary of long-term debt, including capitalized lease obligations, follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              -----------   ----------
8.25% note payable in monthly installments including
  interest, through September 2001 (see Note 2).............  $ 5,728,870           --
7.2% to 10.4% capital lease obligations, due in monthly
  installments of $4,573 to $26,567 including interest,
  maturing through November 1999............................    1,753,139    3,753,272
9.0% note payable in monthly installments including interest through December 1998, secured by assets leased to others
  (see Note 7)..............................................    5,164,764    5,200,000
LIBOR plus 2.25% notes payable in equivalent monthly
  installments of $250,000 plus interest through February
  1998. Secured by stock of subsidiaries....................    7,270,000   13,520,000
                                                              -----------   ----------
                                                               19,916,773   22,473,272
Less current installments...................................   10,604,402    9,588,708
                                                              -----------   ----------
Long-term debt, excluding current installments..............  $ 9,312,371   12,884,564
                                                              ===========   ==========

     The aggregate maturities of long-term debt are as follows:

YEAR ENDING DECEMBER 31,
------------------------
     1997...................................................  $10,604,402
     1998...................................................    4,417,997
     1999...................................................    2,252,298
     2000...................................................    1,638,507
     2001...................................................    1,003,569
                                                              ===========

     Cash paid for interest was approximately $2,567,000, $2,762,000 and $1,524,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Based on borrowing rates currently available to the Company for borrowings with similar terms and maturities, the fair value of long-term debt at December 31, 1996 approximates carrying value.

     The Company maintains a credit facility with First Bank, N.A. In conjunction with the Company's settlement with EDS, effective January 30, 1997 (see Note 16), the credit agreement with First Bank, N.A. was amended to, among other things, allow for the pari passu securitization of certain assets of the Company by EDS, extend the maturity date of the revolving line of credit to February 18, 1998, and increase the line of credit from $17,500,000 to $19,500,000. In addition to the revolving line of credit, the facility is structured with two three-year term loans payable through February 1998. The revolving line of credit which matures February 28, 1998, bears interest at LIBOR (5.59% at December 31, 1996) plus 2.25% and carries a commitment fee of
 .25% on the unadvanced amount. The credit agreement contains certain restrictive covenants including leverage and cash flow ratios, change in control, payments of dividend's restrictions and minimum stockholders' equity. Primarily as a result of the termination of the agreement with EDS in July 1996, the Company was in default of certain provisions of the credit agreement. The defaults have been waived by First Bank, N.A. As of December 31, 1996, the Company had utilized $17,150,000 (including $9,500,000 allocated for irrevocable letters of credit for the Company's bonding program) of the revolving line of credit.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

(11)  INCOME TAXES

     Income tax expense (benefit) from operations consists of the following:

                                                          YEARS ENDED DECEMBER 31,
                                                   --------------------------------------
                                                      1996          1995          1994
                                                   -----------   -----------   ----------
Current:
     Federal.....................................  $(3,532,520)  $(1,218,616)  $  645,838
     State.......................................       70,000            --     (285,448)
     Foreign.....................................           --       581,583      591,257
                                                   -----------   -----------   ----------
                                                    (3,462,520)     (637,033)     951,647
                                                   -----------   -----------   ----------
Deferred:
     Federal.....................................   (3,614,436)      306,354      157,622
     State.......................................   (1,602,006)     (515,695)     193,765
     Foreign.....................................      (73,880)           --           --
                                                   -----------   -----------   ----------
                                                    (5,290,322)     (209,341)     351,387
                                                   -----------   -----------   ----------
                                                   $(8,752,842)  $  (846,374)  $1,303,034
                                                   ===========   ===========   ==========

     The provision for income tax (benefit) expense differs from the amount which would be provided by applying the Federal statutory income tax rate to loss from operations before income taxes as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                     1996          1995          1994
                                                  -----------   -----------   -----------
Computed expected tax (benefit).................  $(8,402,621)  $(3,236,281)  $(5,202,659)
Goodwill impairment.............................           --            --     6,055,002
Extraordinary gain..............................   (1,344,718)           --            --
State taxes, net of Federal impact..............     (995,804)     (335,202)      (59,594)
Increase in valuation reserve...................    1,582,000     1,772,254            --
Tax exempt interest income......................           --       (10,159)     (107,621)
Non-deductible expenses.........................      218,703       371,200       507,002
Goodwill amortization...........................      286,607       286,607       471,011
Foreign taxes...................................      (73,880)      581,583       591,257
Foreign sales credit............................           --      (276,376)     (473,000)
Other, net......................................      (23,129)           --      (478,364)
                                                  -----------   -----------   -----------
                                                  $(8,752,842)  $  (846,374)  $ 1,303,034
                                                  ===========   ===========   ===========

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to deferred tax assets and liabilities consist of the following:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Deferred tax assets:
     Allowance for doubtful accounts........................  $   500,971   $ 1,217,481
     Inventory reserves.....................................    4,843,591     2,076,717
     Provision for discontinued operations..................           --     2,168,241
     Net operating loss carryforward........................   10,774,111     1,639,562
     Tax credits............................................    1,321,006     1,321,006
     Accrued liabilities....................................    3,367,418     3,034,974
                                                              -----------   -----------
     Deferred tax assets....................................   20,807,097    11,457,981
                                                              -----------   -----------
     Less valuation reserve.................................   (5,307,375)   (3,725,375)
                                                              -----------   -----------
     Net deferred tax assets................................   15,499,722     7,732,606
                                                              -----------   -----------
Deferred tax liabilities:
     Fixed assets, principally depreciation.................   (7,797,992)   (6,830,385)
     Deferred costs.........................................   (3,546,568)   (2,094,356)
     Lease obligations......................................      638,883     1,075,535
     Other..................................................      379,677            --
                                                              -----------   -----------
     Net deferred tax liabilities...........................  (10,326,000)   (7,849,206)
                                                              -----------   -----------
     Net deferred income tax asset (liability)..............  $ 5,173,722   $  (116,600)
                                                              ===========   ===========

     The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods the net deferred tax assets are deductible, at December 31, 1996, management believes it is more likely than not that the Company will realize the benefits of these net deductible differences.

     The Tax Reform Act of 1986 expanded the corporate alternative minimum tax
(AMT). Under the Act, the Company's tax liability is the greater of its regular tax or the AMT. The Company is subject to the AMT primarily due to depreciation limitations for AMT purposes. The AMT actually paid will be allowed as a credit against regular tax in the future to the extent future regular tax expense exceeds AMT. At December 31, 1996, the Company has approximately $1,321,000 of AMT credit carryforwards which are available to reduce future federal regular income taxes over an indefinite period. In addition, at December 31, 1996, the Company has approximately $27,200,000 of net operating loss carryforwards primarily for federal regular income tax purposes which expire in 2011. A significant amount of the net operating loss carryforward balance is anticipated to be utilized in 1997, primarily as a result of the gain on extinguishment of debt discussed in Note 16.

     Net cash received from prior period refunds was approximately $2,442,000 in 1996. Cash paid for income taxes was approximately $1,516,000 and $2,254,000 during 1995 and 1994, respectively.

(12)  BENEFIT PLANS

     On May 16, 1994, the Board of Directors adopted the 1994 Stock Incentive Plan (the "Plan") which was approved by the Company's stockholders on June 15, 1994. The Plan provides for the granting of options,

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES stock appreciation rights, restricted stock, performance units and performance shares to employees, consultants and advisors of the Company and the granting of options to non-employee directors of the Company (collectively or individually, "Awards"). The total number of shares authorized for issuance under the Plan was 1,000,000. At December 31, 1996, the remaining number of shares available for issuance under the Plan was 189,500. The Plan replaces the 1992 Stock Incentive Plan which replaced the 1991 Stock Option Plan. No further stock options will be granted under the 1991 and 1992 plans. All stock options presently outstanding under the 1991 and 1992 plans will continue to be governed by the terms of the 1991 Stock Option Plan and 1992 Stock Incentive Plan.

     Options granted under the Plan are designated as either incentive stock options or as non-incentive stock options. The term of the option may not exceed 10 years from the date the option is granted or 15 years in the case of non-incentive stock options. Incentive stock options owned by stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 100% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of grant.

     On February 23, 1993, the Board of Directors adopted a Non-Employee Stock Option Plan whereby non-employee directors of the Company elected or appointed after January 1, 1993 shall receive a one-time grant of options to acquire 20,000 shares of Common Stock. The exercise, pricing, vesting, duration and all other terms and conditions applicable to each option granted under the Non-Employee Stock Option Plan shall be in accordance with the provisions of the 1992 Stock Incentive Plan.

     All options currently outstanding are 100% exercisable no later than 4 years after grant date.

                                                                         WEIGHTED AVERAGE
                                                             OPTIONS      EXERCISE PRICE
                                                            ---------    ----------------
YEAR ENDED DECEMBER 31, 1994
Outstanding, beginning of year............................    511,214         $14.23
  Granted.................................................    782,500          11.10
  Exercised...............................................    (23,725)         13.77
  Cancelled...............................................    (58,620)         14.16
                                                            ---------
Outstanding, end of year..................................  1,211,369          12.12
                                                            =========
Exercisable, end of year..................................    372,690          14.54
                                                            =========        =======
YEAR ENDED DECEMBER 31, 1995
  Granted.................................................     70,000         $ 8.33
  Exercised...............................................         --             --
  Cancelled...............................................   (361,587)         14.20
                                                            ---------
Outstanding, end of year..................................    919,782          11.45
                                                            =========
Exercisable, end of year..................................    539,657          12.44
                                                            =========        =======
YEAR ENDED DECEMBER 31, 1996
  Granted.................................................    352,500         $ 4.78
  Exercised...............................................         --             --
  Cancelled...............................................   (348,693)         11.74
                                                            ---------
Outstanding, end of year..................................    923,589           8.76
                                                            =========
Exercisable, end of year..................................    547,749           9.67
                                                            =========        =======

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

     Information regarding options outstanding and exercisable at December 31, 1996, follows:

                                             OPTIONS OUTSTANDING                         OPTIONS
                           -------------------------------------------------------     EXERCISABLE
                                                        WEIGHTED AVERAGE             ----------------
                                     WEIGHTED AVERAGE     REMAIN LIFE                WEIGHTED AVERAGE
     EXERCISE PRICE        NUMBER     EXERCISE PRICE         (YRS)         NUMBER     EXERCISE PRICE
     --------------        -------   ----------------   ----------------   -------   ----------------
$3.00 - 5.00.............  200,000        $ 4.24              9.9           98,333        $ 4.25
$5.00 - 10.00............  438,333          7.69              8.3          234,160          8.53
$10.00 - 15.00...........  241,256         13.03              6.2          206,256         13.07
$15.00 - 28.00...........   44,000         16.47              7.4            9,000         20.81
                           -------                                         -------
$3.00 - 28.00............  923,589          8.76              8.0          547,749          9.67
                           =======       =======              ===          =======       =======

     The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for stock option benefit plans. Accordingly, no compensation cost has been recognized in the Company's consolidated statement of operations for options granted under the plan. Had compensation cost for the options granted under the Company's plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of Financial Accounting Standards Board Statement 123, the Company's net loss and loss per share amounts would have been as reflected in the pro-forma amounts indicated below:

                                                                1996           1995
                                                            ------------    -----------
Net loss..................................................  $(15,156,647)   $(8,509,143)
                                                            ============    ===========
Loss per share............................................  $      (1.42)   $      (.80)
                                                            ============    ===========

     The fair value of the options granted in 1996 and 1995 was estimated using the Black-Scholes model with the following assumptions for 1996 and 1995: dividend yield of 0%; expected life of 5 years; volatility of 57% and a risk-free interest rate of 6%. The effects of applying Financial Accounting Standards Board Statement No. 123 in this pro-forma disclosure may not be indicative of future results. Statement 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

     A stock purchase plan was established in 1991, which is available to all permanent full-time employees. The Stock Purchase Plan provides for the purchase of the Company's Common Stock through payroll deductions of up to 3% of an employee's current compensation. In addition, the Company may make cash contributions to each employee's stock purchase account in an amount up to 50% of each payroll deduction credited to the account. The Board of Directors has authorized 200,000 shares of the Company's Common Stock for issuance under the Stock Purchase Plan. Under the Stock Purchase Plan, the Company will offer to sell shares of its Common Stock at the end of each one year period (the "Purchase Period"), which begins January 1 and ends December 31 of each year. Shares will be purchased at the lesser of 85% of the fair market value of the Company's Common Stock on the first or last day of the Purchase Period. There were 117,075 shares at $2.98 per share purchased in January of 1997 for the 1996 Purchase Period; 98,565 shares at $4.04 per share purchased in January of 1996 for the 1995 Purchase Period; and 33,742 shares at $8.08 per share purchased in January of 1995 for the 1994 Purchase Period. Under the Stock Purchase Plan, the Company contributed approximately $117,000, $102,000 and $91,000 for 1996, 1995 and 1994, respectively.

     In 1992, the Board of Directors adopted a 401(k) employee savings plan. Employer contributions are discretionary under the plan. Employer contributions under the plan were approximately $237,000, $206,000 and $357,000 for 1996, 1995 and 1994, respectively.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

(13)  COMMITMENTS AND CONTINGENCIES

     During 1996, 1995 and 1994, the Company sold notes receivable from gaming machine equipment sales, with a face value of $1,466,952, $2,339,710 and $4,311,874, respectively, to banks and other third parties. The notes are secured by the underlying equipment. The receivables sold are subject to recourse provisions in the event of default by the primary obligor. The outstanding balance of the notes receivable sold with recourse was approximately $4,678,000 at December 31, 1996. The Company has established reserves for estimated losses under the recourse provisions. At December 31, 1996, the Company had guaranteed or pledged security for the indebtedness of others in the amount of approximately $5,801,000 (including $4,678,000 notes receivable sold to banks and other third parties).

     The Company is obligated to provide services and/or equipment under certain of its contracts. In addition, the various state on-line lottery and video gaming contracts contain provisions under which the Company may be subject to monetary penalties for central computer downtime, terminal failures, delays in servicing inoperable terminals within specified time periods and ticket stock shortages among other things. The Company accrues any net losses in fulfilling the terms of these contracts when the loss is probable and can be reasonably estimated (see Note 15). At December 31, 1996 and 1995, respectively, the Company had accrued liabilities of approximately $3,115,000 and $2,859,000 representing progress billings and estimated costs to fulfill its obligations to deliver products and services under certain customer contracts.

     The Company typically posts bid, litigation, and performance bonds for on-line lottery contracts. At December 31, 1996, the Company had collateral in support of the various bonds outstanding consisting of $3,350,000 of restricted deposits and $9,500,000 of irrevocable standby letters of credit. Should the Company fail to meet contractually specified obligations during the contract term, the lottery authority may assess damages and exercise its right to collect on the applicable bond. The Company has had disputes with customers over implementation schedules, deliverables and other issues. The Company works with these customers to resolve these differences; however, should the Company be unable to resolve any disputes in a mutually satisfactory manner, the Company may suffer negative consequences in its relationships with these and other customers and its pursuit of future business. The ultimate cost to the Company of such damages (if any) would be net of its claims under risk management policies in effect as appropriate.

     Historically, the Company has met its cash flow requirements primarily with cash provided by operations, public offerings of equity securities, and from borrowings from financial institutions. The Company, in 1996, was named the successful bidder for on-line lottery contracts with the Minnesota and Florida lottery authorities. The negotiations for a new contract with the Minnesota Lottery have been initiated. The award by the Florida Lottery has been protested by a competitor. If the award is upheld, the Company will begin negotiations of a new contract. Sizable capital expenditures in excess of current capital sources may be required in advance of any anticipated capital generated by the Florida contract, accordingly, the Company may need additional financing, the availability and the terms of which are subject to various uncertainties, with no assurance that such financing can be obtained.

     The recovery of a significant amount of the Company's investment in the racetrack operations in New Mexico is largely contingent upon the implementation of gaming legislation in the state. On March 21 the New Mexico legislature voted to allow casino gaming at pari-mutuel racetracks in New Mexico, including the Company's racetrack in Sunland Park, New Mexico. The bill, which is anticipated to be signed by the state's Governor, allows, among other things, the operation of up to 300 gaming machines per pari-mutuel racetrack facility for up to twelve hours per day. The implementation of gaming is subject to the timing and satisfaction of conditions of the legislation, including the state's formation of a separate commission to oversee the gaming and other regulatory matters (including the grant of necessary licenses to the Company). Consequently, the Company does not anticipate that any revenues will be generated from the approved gaming until late 1997 or early 1998.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

     A significant percentage of the Company's consolidated revenues are derived from sales to customers in jurisdictions that have enacted legislation permitting various types of gaming. Such enacted legislation may change due to political and economic conditions within the jurisdiction which could have a material adverse effect upon the Company's financial position and results of future operations.

     As previously reported, a purported class action, alleging violations of the federal antitrust laws, was filed in June 1994, in the federal district court in South Dakota against the Company and certain video lottery machine operators in South Dakota by a group of other video lottery machine operators, alleging, among other things, a combination and conspiracy to unlawfully restrain trade in video lottery machines by fixing lease prices for such machines, allocating territories and refusing to deal with other operators. Unspecified treble damages were sought, along with injunctive relief to bar the alleged practices. On November 6, 1996, the court granted the Company's and other defendants' motion for summary judgment and dismissed, with prejudice, all claims of the plaintiffs. In December 1996, plaintiffs filed an appeal of this ruling with the Eighth Circuit of the U.S. Court of Appeals. The Company cannot predict the outcome of the appeal.

     The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these other matters will not have a material adverse effect on its consolidated financial position or results of operations.

(14)  STOCKHOLDERS' EQUITY

     In January 1994, Electronic Data Systems Corporation ("EDS") purchased 545,454 shares of the Company's Common Stock and 1,912,728 shares of Series A Junior Preferred Stock (Series A Preferred Stock), each at a share price of $27.50. The Series A Preferred Stock carries dividend rights equal to the Company's Common Stock, is non-voting, and is convertible to 1,912,728 shares of Common Stock after ninety days prior written notice (see Note 16).

     In February 1994, the Company completed a transaction with an investor group represented by William Spier, a director of the Company. As a result of this transaction, the Company repurchased 2,458,182 shares of its Common Stock at a cash price of, in effect, $26.50 per share.

(15)  OTHER CHARGES

     In 1996 the Company recorded approximately $34,100,000 of special charges for restructuring costs and asset impairments, consisting of $18,000,000 for inventory value impairments primarily related to the on-line lottery segment, $8,400,000 associated with on-line lottery customer disputes and contract liabilities, $4,600,000 for impairment of intangible and other assets for an on-line lottery contract and approximately $3,100,000 related to the wagering systems segment as discussed in Note 2. Approximately $21,200,000 of the charges were recorded in the fourth quarter of 1996, primarily related to the Company's revised strategies and resulting estimates regarding on-line lottery operations.

     In 1995, the Company recorded approximately $2,763,000 of special and other unusual charges associated with exit costs and charges and asset impairments related to five contracts.

     In the fourth quarter 1994, the Company revised its international and domestic operations strategies. The revision of the international operations to a strategy of alliances in selective markets and developments in the international market place resulted in a special charge of $6,694,000 representing reserves and write-offs for inventory of $4,099,000 and write-offs and accruals of foreign contract investments and commitments of $2,595,000. In addition to the $6,694,000 of charges, the Company recorded an impairment charge of approximately $17,300,000 related to the goodwill attributable to the acquisition of UWS. (See Note 2.)

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

     In addition to the restructuring charges discussed above, the Company's 1994 consolidated statement of operations includes approximately $3,115,000 of unusual reserves and write-offs recorded in the fourth quarter 1994. Included in the amount is approximately $1,000,000 of inventory adjustments which resulted from the Company's reevaluation of future customer needs and product obsolescence, $450,000 for severance charges, $1,025,000 for estimated settlements of disputed obligations and $640,000 for write-down of intangible assets.

(16)  EDS RELATIONSHIP/SUBSEQUENT EVENT

     In conjunction with the stock sale to EDS in 1994 as discussed in Note 14, the Company entered into a ten-year agreement with EDS which, among other things, called for EDS to provide to the Company enhanced computing, communications, system and engineering and field maintenance services under the lottery services subsidiary's on-line lottery contracts. In 1996, the Company withheld certain payments to EDS primarily due to EDS performance issues and related on-line lottery customer disputes. In mid-1996 the contract with EDS was terminated and EDS filed a complaint against the Company seeking payment of outstanding fees. On January 30, 1997, the Company and EDS settled all claims against each other and agreed to transition the EDS services to the Company. The settlement resulted in a net of taxes extraordinary gain on debt extinguishment of approximately $13,280,000 for the Company. The terms of the settlement include the receipt by the Company of all of the common and preferred shares owned by EDS (545,454 common and 1,912,728 preferred shares) certain property, plant and equipment used in the provision of EDS services to on-line lottery customers and the extinguishment of approximately $38,000,000 of outstanding fees in return for a $26,100,000 note payable. The note payable calls for interest payments only for the first two years and principal and interest payments in years three through seven (maturity). The note is secured by the 2,458,182 shares of redeemed Common and Preferred Stock, certain inventories, fixed assets and software technology and carries prepayment provisions upon the disposal of substantially all the assets or stock of the Company or certain of its subsidiaries.

     The transition of the EDS services and related employees to the Company is anticipated to be completed in the second quarter of 1997. The following schedule reflects pro-forma amounts as if the settlement had occurred at December 31, 1996:

                                                                                   DECEMBER 31,
                                             DECEMBER 31,    SETTLEMENT/EXTRA-         1996,
                                             1996 REPORTED   ORDINARY GAIN, NET      PRO-FORMA
                                             -------------   ------------------   ---------------
Current assets.............................  $ 66,232,251       $ (3,470,000)      $ 62,762,251
Non-current assets.........................   101,810,505          2,700,000        104,510,505
                                             ------------       ------------       ------------
          Total assets.....................  $168,042,756       $   (770,000)      $167,272,756
                                             ============       ============       ============
Current liabilities........................  $ 38,147,915       $  7,000,000       $ 45,147,915
Non-current liabilities....................    57,663,381        (11,950,000)        45,713,381
                                             ------------       ------------       ------------
          Total liabilities................  $ 95,811,296       $ (4,950,000)      $ 90,861,296
                                             ============       ============       ============
Stockholders equity exclusive of
  accumulated deficit......................  $ 97,475,260       $ (9,100,000)      $ 88,375,260
Accumulated deficit........................   (25,243,800)        13,280,000        (11,963,800)
                                             ------------       ------------       ------------
Stockholders' equity.......................    72,231,460          4,180,000         76,411,460
                                             ------------       ------------       ------------
          Total liabilities and equity.....  $168,042,756       $   (770,000)      $167,272,756
                                             ============       ============       ============
Shares outstanding:
  Common...................................    10,829,184           (545,454)        10,283,730
  Preferred................................     1,912,728         (1,912,728)                --
                                             ============       ============       ============

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

     The Company paid or accrued approximately $81,600,000, $70,300,000 and $69,400,000 to EDS for costs and expenses in 1996, 1995 and 1994, respectively. Of those costs and expenses approximately $5,087,000 (net of $4,600,00 impairment charge discussed in Note 15), $2,675,000 and $4,406,000 were capitalized primarily in conjunction with software development and deferred start-up costs in 1996, 1995 and 1994, respectively. Included in trade accounts payable are current balances due to EDS of approximately $1,200,000 and $10,682,000 at December 31, 1996 and 1995, respectively.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                             STATEMENTS OF EARNINGS
                    (IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                       NINE MONTHS ENDED     THREE MONTHS ENDED
                                                         SEPTEMBER 30,         SEPTEMBER 30,
                                                      -------------------    ------------------
                                                        1997       1996       1997       1996
                                                      --------   --------    -------    -------
REVENUES:
  On-line lottery...................................  $ 71,671   $ 65,790    $22,764    $20,437
  Gaming machine and route operations...............    51,627     43,560     20,126     13,107
  Wagering systems and racetrack operations.........    21,322     21,534      6,585      7,390
                                                      --------   --------    -------    -------
          Total revenues............................   144,620    130,884     49,475     40,934
                                                      --------   --------    -------    -------
COSTS AND EXPENSES:
  On-line lottery...................................    48,244     42,596     15,932     15,235
  Gaming machine and route operations...............    28,790     23,283     12,235      7,222
  Wagering systems and racetrack operations.........    15,300     15,408      4,396      4,996
  Selling, general and administrative...............    22,983     21,618      7,743      6,409
  Research and development..........................     7,122      5,062      2,279      1,938
  Other charges.....................................        --     12,935         --      4,700
  Depreciation and amortization.....................    16,943     17,315      5,102      5,853
                                                      --------   --------    -------    -------
          Total costs and expenses..................   139,382    138,217     47,687     46,353
                                                      --------   --------    -------    -------
Earnings (loss) from operations.....................     5,238     (7,333)     1,788     (5,419)
                                                      --------   --------    -------    -------
OTHER INCOME (EXPENSE):
  Interest and other income.........................       709        751        319        311
  Interest expense..................................    (2,978)    (2,911)      (968)      (735)
                                                      --------   --------    -------    -------
                                                        (2,269)    (2,160)      (649)      (424)
                                                      --------   --------    -------    -------
Earnings (loss) before income taxes and
  extraordinary items...............................     2,969     (9,493)     1,139     (5,843)
Income tax (expense) benefit........................    (1,595)     1,198       (549)       532
                                                      --------   --------    -------    -------
Net earnings (loss) before extraordinary items......     1,374     (8,295)       590     (5,311)
Reversal of provision for loss on discontinuance of
  wagering systems operations.......................        --      5,482         --      5,541
                                                      --------   --------    -------    -------
Net earnings (loss) before extraordinary items......     1,374     (2,813)       590        230
Extraordinary gain, net.............................    13,269      4,014         --         --
                                                      --------   --------    -------    -------
Net earnings (loss).................................  $ 14,643   $  1,201    $   590    $   230
                                                      ========   ========    =======    =======
Net earnings (loss) per share:
  Before extraordinary items........................  $    .13   $   (.66)   $   .06    $   .02
  Discontinued operations...........................        --        .44         --         --
  From extraordinary items..........................      1.28        .32         --         --
                                                      --------   --------    -------    -------
                                                      $   1.41   $    .10    $   .06    $   .02
                                                      ========   ========    =======    =======
Weighted average shares.............................    10,406     12,598     10,524     12,595
                                                      ========   ========    =======    =======

                See accompanying notes to financial statements.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                                 BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1997             1996
                                                              -------------    ------------
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 18,048         $  4,322
  Restricted short-term deposits............................         765            1,364
  Accounts receivable, net..................................      21,863           19,353
  Current installments of notes receivable, net.............       2,559            2,818
  Inventories...............................................      14,354           18,297
  Prepaid expenses..........................................       1,418            1,027
  Income tax refund receivable..............................          --            3,551
  Deferred income taxes.....................................      11,178           15,500
                                                                --------         --------
          Total current assets..............................      70,185           66,232
                                                                --------         --------
Property, plant and equipment...............................     150,991          153,124
  Less accumulated depreciation.............................     (84,715)         (78,417)
                                                                --------         --------
          Net property, plant and equipment.................      66,276           74,707
                                                                --------         --------
Restricted cash deposits....................................       2,437            2,521
Notes receivable, excluding current installments............       2,718            2,216
Goodwill, net...............................................       9,519           10,134
Intangible and other assets, net............................      11,513           12,233
                                                                --------         --------
                                                                $162,648         $168,043
                                                                ========         ========
                                        LIABILITIES
Current liabilities:
  Notes payable.............................................    $     --         $  7,650
  Current installments of long-term debt....................       6,095           10,604
  Accounts payable..........................................       5,275            6,646
  Accrued expenses..........................................      24,612           13,249
  Income taxes payable......................................       4,499               --
                                                                --------         --------
          Total current liabilities.........................      40,481           38,149
                                                                --------         --------
Long-term debt, excluding current installments..............      32,028            9,312
Other liabilities...........................................          --           38,025
Deferred income taxes.......................................      12,032           10,326
                                                                --------         --------
          Total liabilities.................................    $ 84,541         $ 95,812
                                                                --------         --------
Commitments and contingencies
                                   STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value. Authorized 10,000,000
  shares; no shares issued..................................    $     --         $     --
Series A Junior Preferred stock, $.01 par value, convertible
  non-cumulative. Authorized 1,912,728 shares...............          19               19
Common stock, $.01 par value. Authorized 25,000,000
  shares....................................................         109              108
Paid-in capital.............................................      88,847           97,765
Deferred restricted stock compensation......................        (267)            (417)
Accumulated deficit.........................................     (10,601)         (25,244)
                                                                --------         --------
          Total stockholders' equity........................      78,107           72,231
                                                                --------         --------
                                                                $162,648         $168,043
                                                                ========         ========

                See accompanying notes to financial statements.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                       STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                               SERIES A
                               PREFERRED    COMMON                RESTRICTED                      TOTAL
                                 STOCK       STOCK     PAID-IN      STOCK       ACCUMULATED   STOCKHOLDERS'
                               PAR VALUE   PAR VALUE   CAPITAL   COMPENSATION     DEFICIT        EQUITY
                               ---------   ---------   -------   ------------   -----------   -------------
  December 31, 1996..........     $19        $108      $97,765      $(417)       $(25,244)       $72,231
  Net earnings...............      --          --           --         --          14,643         14,643
  Stock options
    exercised/shares
    issued...................      --           1          182         --              --            183
  Shares redeemed pursuant to
    EDS settlement...........      --          --       (9,100)        --              --         (9,100)
  Amortization of deferred
    restricted stock
    compensation.............      --          --           --        150              --            150
                                  ---        ----      -------      -----        --------        -------
  September 30, 1997.........     $19        $109      $88,847      $(267)       $(10,601)       $78,107
                                  ===        ====      =======      =====        ========        =======

1997 SHARE DATA

                                                                                 TREASURY STOCK
                                               SERIES A           COMMON        -----------------
                                            PREFERRED STOCK   PREFERRED STOCK   SERIES A   COMMON
                 BALANCE                        ISSUED            ISSUED         STOCK     STOCK
                 -------                    ---------------   ---------------   --------   ------
Beginning of period.......................       1,913            10,829             --       --
Stock options exercised/shares issued.....          --                42             --       --
Shares redeemed pursuant to EDS
  settlement..............................          --                --         (1,913)    (545)
                                                 -----            ------         ------     ----
End of period.............................       1,913            10,871         (1,913)    (545)
                                                 =====            ======         ======     ====

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................  $ 14,642    $  1,201
     Adjustments to reconcile net earnings to net cash
      provided by operating activities:
       Reversal of provision for loss on discontinuance of
        operations..........................................        --      (5,482)
       Depreciation and amortization........................    16,943      17,315
       Other charges........................................        --      12,935
       Extraordinary gain, net..............................   (13,269)     (4,014)
       Other, net...........................................       211          --
  Changes in operating assets and liabilities:
     Receivables, net.......................................    (2,678)     (2,845)
     Inventories............................................     7,296      (4,109)
     Prepaid expenses.......................................      (391)       (244)
     Accounts payable.......................................    (1,371)      1,658
     Due to EDS.............................................        --      26,495
     Accrued expenses.......................................     9,397      (5,749)
     Income taxes...........................................     5,397      (1,060)
                                                              --------    --------
Net cash provided by operating activities...................    36,177      36,101
                                                              --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (5,824)    (23,928)
  Expenditures on intangible and other non-current assets...    (1,511)     (9,860)
  Proceeds from sales of equipment..........................        87          22
  Restricted cash deposits..................................       560       2,150
                                                              --------    --------
Net cash used in investing activities.......................    (6,688)    (31,616)
                                                              --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net payments on notes payable.............................    (7,650)       (750)
  Proceeds from issuance of long-term debt..................       643       4,364
  Repayments of long-term debt..............................    (8,812)     (9,307)
  Proceeds from stock options exercised.....................        56          --
                                                              --------    --------
Net cash used in financing activities.......................   (15,763)     (5,693)
                                                              --------    --------
Net increase (decrease) in cash and cash equivalents........    13,726      (1,208)
Cash and cash equivalents, beginning of period..............     4,322       1,993
                                                              --------    --------
Cash and cash equivalents, end of period....................  $ 18,048    $    785
                                                              ========    ========

                See accompanying notes to financial statements.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Presentation. The consolidated financial statements include the accounts of Video Lottery Technologies, Inc. and its subsidiaries (collectively the "Company"). All significant inter-company balances and transactions have been eliminated in consolidation.

     The consolidated balance sheet as of September 30, 1997 and the consolidated statements of operations and cash flows for the nine-month periods ended September 30, 1997 and 1996 and the consolidated statement of stockholders' equity for the nine-month period ended September 30, 1997 have been prepared by the Company, without audit. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows as of and for the periods indicated have been made. The December 31, 1996 consolidated balance sheet was derived from consolidated financial statements audited by KPMG Peat Marwick LLP in connection with the Company's annual audit.

     Earnings (Loss) Per Common Share. Earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding and the common stock equivalents of convertible preferred stock and stock options outstanding using the treasury stock method. Common stock equivalents are excluded from the loss per share calculation when the effect is anti-dilutive.

     Accounting Pronouncements Not Yet Adopted. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which simplifies the standards for computing earnings per share ("EPS") by replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of an entity. SFAS No. 128 replaces Accounting Principles Board Opinion 15 and is effective for financial statements issued for periods ending after December 15, 1997. The Company has a complex capital structure per SFAS No. 128. Consequently, the generation of earnings from continuing operations will result in a dual presentation of basic and diluted EPS. The Statement requires restatement of prior period EPS presentations.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. Earlier application is encouraged. In the initial year of application, comparative information for earlier years is to be restated, unless it is impracticable to do so. Statement 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application shall be reported in financial statements for interim periods in the second year of application.

(2)  EDS SETTLEMENT

     In January 1994, Electronic Data Systems Corporation ("EDS") purchased 545,454 shares of the Company's Common Stock and 1,912,728 shares of the Company's Series A Junior Preferred Stock ("Series A Preferred Stock"), each at a share price of $27.50. The Series A Preferred Stock was convertible to an equal number of shares of Common Stock after ninety days prior written notice.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

     In conjunction with the stock sale to EDS in 1994, the Company entered into a ten-year agreement with EDS which, among other things, called for EDS to provide to the Company enhanced computing, communications, system and engineering and field maintenance services under the lottery services subsidiary's on-line lottery contracts. In 1996, the Company withheld certain payments to EDS primarily due to EDS performance issues and related on-line lottery customer disputes. In mid-1996 the contract with EDS was terminated and EDS filed a complaint against the Company seeking payment of outstanding fees. On January 30, 1997, the Company and EDS settled all claims against each other and agreed to transition the EDS services to the Company. The settlement resulted in a net of taxes extraordinary gain on debt extinguishment of approximately $13,269,000 for the Company. The terms of the settlement include the repurchase by the Company of all of the Common and Series A Preferred Stock owned by EDS (545,454 common and 1,912,728 preferred shares), the return to the Company of certain inventories (approximately $1,200,000) and property, plant and equipment (approximately $2,700,000) used in the provision of EDS services to on-line lottery customers and the extinguishment of approximately $38,000,000 of outstanding fees in return for a note payable with a present value of $26,100,000. The note payable calls for interest payments only for the first two years and principal and interest payments in years three through seven (maturity). The note is secured by the 2,458,182 shares of repurchased Common Stock and Series A Preferred Stock, certain inventories, fixed assets and software technology and carries prepayment provisions upon the disposal of substantially all the assets or stock of the Company or certain of its subsidiaries. The transition of the EDS services and related employees to the Company was substantially completed in the second quarter of 1997.

(3)  BUSINESS COMBINATION AND SETTLEMENT

     On May 3, 1994, the Company completed the purchase of all of the outstanding stock of United Wagering Systems, Inc. ("UWS"), which included United Tote and Sunland Park. The original purchase price included the issuance of $10,000,000 notes, payable over a three-year period.

     During the fourth quarter 1994 and the first quarter 1995, certain negative developments affecting United Tote and the pari-mutuel wagering industry became increasingly apparent. During 1995, the Company did not pay principal and interest obligations under the terms of the promissory notes to the sellers. On March 25, 1996, the Company reached an agreement with the sellers settling all outstanding claims and disputes, including dismissal of all outstanding litigation, resulting in a $4,014,000 extraordinary gain on debt extinguishment.

     The Company, in the fourth quarter 1995, decided to sell UWS, exclusive of Sunland Park; however, due to operational improvements and industry and market conditions, the Company subsequently decided to no longer actively pursue the disposal of the wagering systems segment. In accordance with the requirements outlined in Financial Accounting Standards Board Emerging Issues Task Force issue No. 90-16 "Accounting for Discontinued Operations Subsequently Retained," the results of operations of the wagering systems segment have been reclassified to continuing operations in all periods presented.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

(4)  INVENTORIES

     A summary of inventory follows:

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1997            1996
                                                              -------------   ------------
Manufacturing:
  Raw materials.............................................   $ 5,278,000    $ 5,462,000
  Work-in-process...........................................       330,000        733,000
  Finished goods............................................     6,779,000     11,322,000
Ticket paper................................................     1,547,000        610,000
Customer service and other..................................       420,000        170,000
                                                               -----------    -----------
                                                               $14,354,000    $18,297,000
                                                               ===========    ===========

(5)  LONG-TERM DEBT

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1997            1996
                                                              -------------   ------------
Note payable at prime with interest only payments through
  1998. Thereafter due in monthly installments, including
  interest, through January 2004. Secured by certain
  inventories, property and equipment, intangible assets and
  treasury stock (see Note 2)...............................   $25,738,000    $        --
8.25% note payable in monthly installments, including
  interest, through September 2001 (see Note 3).............     5,115,000      5,729,000
7.2% to 11.0% capital lease obligations, due in monthly
  installments of $4,573 to $26,567 including interest,
  maturing through May 2002.................................     1,314,000      1,753,000
9.0% note payable in monthly installments including interest through December 1998, secured by assets leased to
  others....................................................     3,186,000      5,164,000
LIBOR plus 3.25% notes payable in equivalent monthly
  installments of $250,000 plus interest through February
  1998. Secured by stock of certain subsidiaries............     2,770,000      7,270,000
                                                               -----------    -----------
                                                                38,123,000     19,916,000
Less current installments...................................     6,095,000     10,604,000
                                                               -----------    -----------
Long-term debt, excluding current installments..............   $32,028,000    $ 9,312,000
                                                               ===========    ===========

     The aggregate maturities of long-term debt are as follows:

TWELVE MONTHS ENDING SEPTEMBER 30,
----------------------------------
            1998............................................  $6,095,000
            1999............................................   6,299,000
            2000............................................   7,165,000
            2001............................................   6,646,000
            2002............................................   5,808,000
            Thereafter......................................   6,110,000

     The Company maintains a $19,500,000 revolving line of credit with First Bank, N.A., of which $9,500,000 is committed under the Company's bonding program and the balance of $10,000,000 is available for working capital. At September 30, 1997, the full $10,000,000 was available to the Company to draw on.

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES

(6)  COMMITMENTS AND CONTINGENCIES

     The recovery of a significant amount of the Company's investment in the racetrack operations in Sunland Park, New Mexico is largely contingent upon the implementation of gaming legislation in the state. On March 21, 1997, the New Mexico legislature voted to allow casino gaming at pari-mutuel racetracks in New Mexico, including the Company's racetrack in Sunland Park. The bill allows, among other things, the operation of up to 300 gaming machines per parimutuel racetrack facility for up to twelve hours per day. The implementation of gaming is subject to the timing and satisfaction of conditions of the legislation, including the state's formation of a separate commission to oversee the gaming and other regulatory matters (including the grant of necessary licenses to the Company). Consequently, the Company does not anticipate that any revenues will be generated from the approved gaming until mid-1998. The Company has had architectural plans developed for casino gaming at the racetrack facility and has initiated construction. Current plans call for approximately $8,000,000 of capital expenditures for facility enhancements, gaming machines and related equipment.

     The Company is obligated to provide services and/or equipment under certain of its contracts. In addition, the various state on-line lottery and video gaming contracts contain provisions under which the Company may be subject to monetary penalties for central computer downtime, terminal failures, delays in servicing inoperable terminals within specified time periods and ticket stock shortages among other things. The Company accrues any net losses in fulfilling the terms of these contracts when the loss is probable and can be reasonably estimated.

     The Company periodically sells notes receivable from gaming machine equipment sales to banks and other third parties. The notes are secured by the underlying equipment. The receivables sold are subject to recourse provisions in the event of default by the primary obligor. The outstanding balance of the notes receivable sold with recourse was approximately $2,962,000 at September 30, 1997. The Company has established reserves for estimated losses under the recourse provisions. At September 30, 1997, the Company had guaranteed or pledged security for the indebtedness of others in the amount of approximately $3,860,000 (including $2,962,000 notes receivable sold to banks and other third parties).

     The Company typically posts bid, litigation, and performance bonds for on-line lottery contracts. At September 30, 1997, the Company had collateral in support of the various bonds outstanding consisting of $2,750,000 of restricted deposits and $9,500,000 of irrevocable standby letters of credit. First Bank, N. A., requires the Company to maintain $2,000,000 of restricted deposits as collateral for the irrevocable letters of credit. Should the Company fail to meet contractually specified obligations during the contract term, the lottery authority may assess damages and exercise its right to collect on the applicable bond. The Company has had disputes with customers over implementation schedules, deliverables and other issues. The Company works with these customers to resolve these differences; however, should the Company be unable to resolve any disputes in a mutually satisfactory manner, the Company may suffer negative consequences in its relationships with these and other customers and its pursuit of future business. The ultimate cost to the Company of such damages (if any) would be net of its claims under risk management policies.

     Historically, the Company has met its cash flow requirements primarily with cash provided by operations, public offerings of equity securities, and from borrowings from financial institutions. The Company, in 1996, was named the successful bidder for a new on-line lottery contract with the Florida lottery. The award by the Florida Lottery was unsuccessfully protested by a competitor, and the competitor has filed an appeal which has delayed contract negotiations. The existing contract had an expiration date of June 30, 1996. AWI is continuing the operation of the current on-line lottery system under the terms of the expired contract under temporary extension. The Company has submitted a bid to the Pennsylvania Lottery for an on-line lottery contract to replace the contract the Company currently has with the lottery. The current contract expires in December 1998. Sizable capital expenditures in excess of current capital sources may be required in advance of any anticipated capital generated by a new Florida or Pennsylvania contract. Accordingly, the Company

               VIDEO LOTTERY TECHNOLOGIES, INC. AND SUBSIDIARIES may need additional financing, the availability and the terms of which are subject to various uncertainties, with no assurance that such financing can be obtained.

     A significant percentage of the Company's consolidated revenues are derived from sales to customers in jurisdictions that have enacted legislation permitting various types of gaming. Such enacted legislation may change due to political and/or economic conditions within the jurisdiction which could have a material adverse effect upon the Company's financial position and results of future operations.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these other matters will not have a material adverse effect on its consolidated financial position or results of operations.

[ARTWORK:
 (2) Inside Back Cover: Photograph of the AWI Ovation(R) retail terminal with the phrases "AWI Ovation(R) retail terminal" and "AWI On-Line Lottery Systems and Services"; Photograph of the VLC Winning Touch(R) Power Series(TM) gaming machine with the phrases "VLC Winning Touch(R) Power Series(TM) gaming machine" and "VLC Video Gaming Machines and Central Control Systems"; Photograph of the United Tote wagering terminal with the phrases "United Tote wagering terminal" and "United Tote Pari-Mutuel Wagering Systems and Services"; Artist's rendering of the Company's Sunland Park Casino with the phrases "Artist's rendering of Sunland Park Casino" and "Sunland Park Casino."]

             ======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................   ii
Incorporation of Certain Documents by
  Reference...........................   ii
Prospectus Summary....................    1
Risk Factors..........................    6
Use of Proceeds.......................   12
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Selected Financial Data...............   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   25
Management............................   40
Selling Stockholders..................   42
Plan of Distribution..................   43
Legal Matters.........................   44
Experts...............................   44

             ======================================================
             ======================================================

                                1,468,026 SHARES

                            VIDEO TECHNOLOGIES LOGO

                                 VIDEO LOTTERY
                               TECHNOLOGIES, INC.

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                             GERARD KLAUER MATTISON
                                  & CO., INC.

                               LADENBURG THALMANN
                                   & CO. INC.
                                           , 1997

             ======================================================

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be paid in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, and all such expenses will be borne by the Registrant. All amounts are estimates except for the SEC registration fee and the NASD filing fee. It is estimated that the Registrant will incur the following expenses in connection with the offering of the securities being registered.

SEC Registration Fee........................................  $5,478.79
                                                              ---------
NASD Filing Fee.............................................   2,357.22
                                                              ---------
Accounting Fees and Expenses................................          *
Blue Sky Fees and Expenses..................................          *
Legal Fees and Expenses.....................................          *
Printing and Mailing Expenses...............................          *
Transfer Agent Fees and Expenses............................          *
Miscellaneous Expenses......................................          *
                                                              ---------
          Total*............................................  $       *
                                                              =========

---------------

* To be supplied by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that in the case of any action other than one by or in the right of the corporation, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 of the DGCL provides that in the case of an action by or in the right of a corporation to procure a judgment in its favor, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action or suit by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the proceeding paragraph, except that no indemnification may be made in respect of any action or claim as to which such person shall have been adjudged to be liable to the corporation unless a court determines that such person is fairly and reasonably entitled to indemnification.

     Article 11 of the Company's Certificate of Incorporation limits the personal liability of directors to the fullest extent permissible under the DGCL. Article VIII of the Company's Bylaws provides for indemnification of directors and officers to the fullest extent permissible under the DGCL.

ITEM 16.  EXHIBITS.

EXHIBIT NO.       DESCRIPTION OF EXHIBIT
-----------       ----------------------
        1.1   --  Form of Underwriting Agreement.*
        4.1   --  Certificate of Incorporation of Company (incorporated by reference to Exhibit 3.1 of the Company's Registration
                  Statement on Form S-18 (Registration No. 33-41000) (the 1991
                  Registration Statement) and Exhibit 4.2 of the Company's
                  Annual Report on Form 10-K for the fiscal year ended
                  December 31, 1993).
        4.2   --  Bylaws of the Company (incorporated by reference to Exhibit
                  3.2 to the 1991 Registration Statement).
        4.3   --  Specimen form of the Company's Common Stock Certificate
                  (incorporated by reference to Exhibit 4.1 to the 1991
                  Registration Statement).
        5.1   --  Opinion of Rogers & Hardin LLP.*
       23.1   --  Consent of KPMG Peat Marwick LLP.*
       23.1   --  Consent of Rogers & Hardin LLP [included in Exhibit 5.1]*.

---------------

* To be filed by amendment.
  All schedules are omitted because the information prescribed thereon is not applicable nor required or is furnished in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bozeman, State of Montana, on this 3rd day of December, 1997.

                                          VIDEO LOTTERY TECHNOLOGIES, INC.

                                          By:    /s/ RICHARD M. HADDRILL
                                            ------------------------------------
                                                    Richard M. Haddrill
                                               President and Chief Executive
                                                           Officer

     In accordance with requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                 /s/ RICHARD R. BURT                   Chairman and Director          December 3, 1997
-----------------------------------------------------
                   Richard R. Burt

                 /s/ JAMES J. DAVEY                    Vice Chairman and Director     December 3, 1997
-----------------------------------------------------
                   James J. Davey

               /s/ RICHARD M. HADDRILL                 President, Chief Executive     December 3, 1997
-----------------------------------------------------    Officer, Treasurer and
                 Richard M. Haddrill                     Director

                /s/ SUSAN CARSTENSEN                   Chief Financial Officer        December 3, 1997
-----------------------------------------------------    (Principal Accounting
                  Susan Carstensen                       Officer)

                  /s/ WILLIAM SPIER                    Director                       December 3, 1997
-----------------------------------------------------
                    William Spier

               /s/ PATRICIA W. BECKER                  Director                       December 3, 1997
-----------------------------------------------------
                 Patricia W. Becker

                                                       Director
-----------------------------------------------------
                  John R. Hardesty

By:            /s/ RICHARD M. HADDRILL
     ------------------------------------------------
                 Richard M. Haddrill
                  Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                                   PAGE
EXHIBIT NO.                            DESCRIPTION OF EXHIBIT                     NUMBER
-----------                            ----------------------                     ------
     1.1       --   Form of Underwriting Agreement*.............................
     4.1       --   Certificate of Incorporation of Company (incorporated by
                    reference to Exhibit 3.1 of the Company's Registration
                    Statement on Form S-18 (Registration No. 33-41000) (the 1991
                    Registration Statement) and Exhibit 4.2 of the Company's
                    Annual Report on Form 10-K for the fiscal year ended
                    December 31, 1993)..........................................
     4.2       --   Bylaws of the Company (incorporated by reference to Exhibit
                    3.2 to the 1991 Registration Statement).....................
     4.3       --   Specimen form of the Company's Common Stock Certificate
                    (incorporated by reference to Exhibit 4.1 to the 1991
                    Registration Statement).....................................
     5.1       --   Opinion of Rogers & Hardin LLP*.............................
    23.1       --   Consent of KPMG Peat Marwick LLP*...........................
    23.1       --   Consent of Rogers & Hardin LLP [included in Exhibit 5.1]*...

---------------

* To be filed by amendment.
  All schedules are omitted because the information prescribed thereon is not applicable nor required or is furnished in the consolidated financial statements or notes thereto.